Form 20-F
period 2023-12-31
Neo-Concept International Group Holdings Ltd
filed 2024-05-14
CIK 1916331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

Commission file number: 001-42016

Neo-Concept International Group Holdings Limited

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong
(Address of principal executive offices)

Patrick Kwok Fai Lau

Tel: (852) 2798-8639

Email: patrick.lau@neo-concept.com.hk

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong Kowloon, Hong Kong

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0000625 per share	NCI	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 18,000,000 ordinary shares issued and outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

“Articles’’ or “Articles of Association’’ are to the amended and restated articles of association of our Company (as amended from time to time) effective upon the listing of our Ordinary Shares on the Nasdaq Capital Market, and as amended, supplemented and/or otherwise modified from time to time.

●	“BVI” are to the British Virgin Islands.

●	“China” or “PRC” are to the People’s Republic of China including Hong Kong, Macau and, excluding, for the purpose of this report, Taiwan.

●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time.

●	“Company”, “we”, “us”, “our” and “NCI” are to Neo-Concept International Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on July 29, 2021, that will issue the Ordinary Shares being offered.

●	“Controlling Shareholder” are to Ms. Eva Yuk Yin Siu, who beneficially owns an aggregate of 14,526,355 Ordinary Shares, which represents 71.5% of the total issued and outstanding Shares.

●	“COVID-19” are to the Coronavirus Disease 2019.

●	“Europe” are to the European Union, excluding the UK.

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“IPO” are to an initial public offering of securities by the Company of 2,320,000 ordinary shares, par value $0.0000625 per share.

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong.

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“GBP” or “£” are to pound sterling, the lawful currency of the UK.

●	“Independent Third Party” are to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China.

●	“Mainland China” are to the PRC or China excluding, for the purpose of this report only, Hong Kong, Macau and Taiwan.

●	“Memorandum’’ or “Memorandum of Association’’ are to the amended and restated memorandum of association of our Company (as amended from time to time) effective upon listing of our Ordinary Shares on the Nasdaq Capital Market, and as amended, supplemented and/or otherwise modified from time to time.

●	“NCA” are to Neo-Concept Apparel Group Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly-owned subsidiary of NCI.

●	“NCH” are to Neo-Concept (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability in 1990 as a comprehensive garment service solution provider and which in 2021, pursuant to a plan of reorganization, spun off its subsidiaries Neo-Concept HK and Neo-Concept UK to NCI.

●	“NCI Group” are to the Company and its subsidiaries, NCA, Neo-Concept HK and Neo-Concept UK.

●	“Neo Concept Group” are to the Parent Group and its subsidiaries including NCH but excluding the NCI Group.

●	“Neo-Concept (BVI) Limited” are to “Neo-Concept (BVI) Limited, a BVI business company limited by shares incorporated in the BVI, and the holding company of 82.01% of the Ordinary Shares as at the date of this report.

●	“Neo-Concept HK” are to Neo-Concept International Company Limited, a company incorporated in Hong Kong with limited liability, an indirect wholly owned subsidiary of NCI and our key operating subsidiary in Hong Kong.

●	“Neo-Concept UK” are to Neo-Concept (UK) Limited, a company incorporated in the UK with limited liability, an indirect wholly owned subsidiary of NCI and our operating subsidiary in the UK.

●	“Operating Subsidiaries” are to Neo-Concept HK and Neo-Concept UK.

●	“Ordinary Shares” or “Shares” are to our shares, par value $0.0000625 per share.

●	“PRC” or “China” are to the People’s Republic of China including Hong Kong, Macau and, excluding, for the purpose of this report, Taiwan.

●	“Parent Group” are to Neo-Concept (BVI) Limited, Ample Excellence Limited, and Splendid Vibe Limited.

●	“SEC” or “Securities and Exchange Commission” are to the United States Securities and Exchange Commission.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“U.S. dollars” or “US$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

●	“UK” are to the United Kingdom.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Risks Relating to Our Corporate Structure

Our transactions with NCH may be less favorable to us than similar agreements negotiated with unaffiliated third parties.

During the three years ended December 31, 2023, 2022 and 2021, we entered into a series of transactions with an affiliated company under the control of our Controlling Shareholder, NCH. These transactions include engaging NCH as a contract manufacturer to produce certain apparel products for our customers. The terms of such transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Because we will be a “controlled company” the terms of such future transactions will be reviewed by the Audit Committee to ensure that they will not be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Moreover, so long as we are under the control of the Controlling Shareholder, their influence may make it difficult for us to bring a legal claim against NCH in the event of contractual breach, notwithstanding our contractual rights under the transactions and other agreements we may enter into with NCH or other affiliated companies under the control of our Controlling Shareholder from time to time.

Our business is in direct competition with NCH, an affiliated company.

NCH also operates as a comprehensive apparel solutions services provider in North America and Europe principally. As such, NCH is in direct competition with our business in such regions. To address this, we entered into an Exclusive Territory and Non-Competition Agreement (“Agreement”) with Neo-Concept (BVI) Limited, Ample Excellence Limited and Splendid Vibe Limited (collectively the “Parent Group”), the holding companies of NCH and other subsidiaries under the common control of our Controlling Shareholder. Under the Agreement we entered into with the Parent Group, we have agreed that during the non-competition period (which will end on the later of (1) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifth anniversary of the completion of the Company’s IPO) that the Parent Group and its subsidiaries, including NCH but excluding NCI Group) (the “Neo Concept Group”), will not compete with our Company in the businesses currently conducted by us through our Operating Subsidiaries in North America and Europe namely, in the businesses of apparel solution services in the UK, Europe and North America (the “Protected Territories”) and retail sale of apparel products. However, since we are in the process of and have not yet obtained all of the certifications required by certain clients to guarantee that their raw material sourcing meets international standards we have agreed that the Neo Concept Group shall continue to service its existing portfolio of customers in the Protected Territories that require the additional certifications provided that once NCI Group obtains and provides documentation that the necessary certifications required by a Portfolio Customer have been secured, Neo Concept Group will use its best endeavors to transfer within 45 days the Portfolio Customers to NCI Group. In the event that Neo Concept Group is unable, unsuccessful or a Portfolio Customer is unwilling to transfer its account to NCI Group, then NCI Group shall be entitled to receive the economic benefit inuring to Neo Concept Group from that Portfolio Customer as measured by a royalty of 10% of all sales and services by Neo Concept Group to that Portfolio Customer.

As of the date of this report, we have a total of twenty customers which we provide apparel solution services to, each of which are not current clients of NCH and are therefore protected under the terms of the Agreement. Under the terms of the Agreement, we retain the right to sell to any of NCH’s existing portfolio of customers.

However, so long as our Controlling Shareholder continue to control us, we may not be able to bring a legal claim against NCH in the event of contractual breach, notwithstanding our contractual rights under the Agreement described above and other inter-company transactions entered into from time to time.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of other shareholders.

Our Controlling Shareholder, owns 71.5% of the total issued and outstanding Ordinary Shares, representing 71.5% of the total voting power. Because the Controlling Shareholder will control a majority of our outstanding voting power, we will be a “controlled company” under corporate governance rules for NASDAQ-listed companies. Therefore, the Controlling Shareholder will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. Since the Controlling Shareholder is also a Controlling Shareholder of NCH, which is in direct competition with our business in certain regions and creates potential conflicts of interest, this concentration of ownership may not be in the best interests of all of our shareholders.

Our Controlling Shareholder’s relationship with Neo-Concepts (BVI) Limited may result in strategic business decisions that favor our Controlling Shareholder rather than the interests of our other shareholders.

Although our company is a stand-alone company, we expect to operate, for as long as our Controlling Shareholder is our controlling shareholder, as an affiliate of Neo-Concept (BVI) Limited. Our Controlling Shareholder may from time to time make strategic decisions that it believes are in the best interests of Neo-Concept (BVI) Limited as a whole, including our Company. These decisions may be different from the decision that we would have made on our own. Our Controlling Shareholder’s decisions with respect to us or our business may be resolved in ways that favor our Controlling Shareholder, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

We may have conflicts of interest with our Controlling Shareholder, because of our Controlling Shareholder’s controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

Our Controlling Shareholder beneficially owns 71.5% of our outstanding ordinary shares and total voting power. Accordingly, our Controlling Shareholder may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Ordinary Shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	New customer acquisition. Because both we and NCH, an affiliated company under the common control of our Controlling Shareholder, are engaged in providing apparel solutions services, this potential conflict of interest may limit our ability to attract new clients who are existing customers of NCH therefore impairing our ability to expand our market share which may not be in the best interest of our shareholders.

●	Employee recruiting and retention. Because both we and NCH, which is an affiliated company under the common control of our Controlling Shareholder, are engaged in providing apparel solutions services out of Hong Kong, we may compete with our Controlling Shareholder in the hiring of new employees. We entered into an Agreement and have a non-solicitation arrangement that restricts NCH from hiring any of our employees.

●	Our board members or executive officers may have conflicts of interest. Our chairlady of the board and chief executive officer, Ms. Eva Yuk Yin Siu and our director, Ms. Man Chi Wai, are also directors in other companies, which include but are not limited to NCH, and engage in businesses such as (i) apparel solution services for customers based in China, North America and Europe, (ii) textile and garment manufacturing, (iii) retail sales of apparel products in China and (iv) other non-apparel related businesses such as retail and wholesale of food and beverages. As a result, they may not have sufficient capacity to perform their duties in NCI. These overlapping relationships could create or appear to create conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

●	Non-competition arrangements with our Controlling Shareholder. We entered into an Exclusive Territory and Non-Competition Agreement with Neo-Concept (BVI) Limited, the holding company of NCH and other subsidiaries engaged in a competing business with our Company, under which Neo-Concept (BVI) Limited agrees not to compete with us in any territories that we operate in, except for owning non-controlling equity interest in any company competing with us and that they can continue to service existing clients during a transitional period.

●	Developing business relationships with our NCH’s competitors. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with NCH’s competitors, such as other contract manufacturers. This may limit our ability to conduct our services for the best interests of NCI and our other shareholders.

Our directors and officers may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs.

Our directors and officers are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and their other businesses. Our directors and officers are engaged in several other business endeavors and may commit themselves to other entities. Our directors and officers are not obligated to contribute any specific number of hours per week to the Company’s affairs. If the other business affairs of our directors and officers require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

In particular, Ms. Siu and Ms. Wai are affiliated with other entities, namely NCH, engaged in business activities similar to those conducted by us. Due to their existing affiliations, Ms. Siu and Ms. Wai may have fiduciary obligations to present potential business opportunities to those entities before presenting them to us, which could cause additional conflicts of interest. We cannot assure you that these conflicts will be resolved in our favor.

You should refer to the section of this report entitled “Management — Conflicts of Interest/Duties of Directors.” for a detailed discussion of our directors’ other business affairs.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

NCI is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any one of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between NCI and its subsidiaries, across borders and to U.S investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries to NCI and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under UK law, no dividend can be paid by a UK company unless (i) the company has sufficient profits available for distribution under the provisions of the UK Companies Act 2006 (as amended) and accounting principles generally accepted in the United Kingdom, and (ii) any applicable restriction(s) or requirement(s) set out in the company’s constitution have been complied with.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2023, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management.

We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including appointment of independent Directors and establishment of an audit committee aiming to strengthen corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and in such an event our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline, and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Relating to Doing Business in Jurisdictions in which the Operating Subsidiaries Operate

Our key operations are in Hong Kong. However, due to long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

NCI is a holding company, and we conduct our operations in Hong Kong through our operating subsidiary, Neo-Concept HK. As at the date of this report, we are not materially affected by recent statements by the Chinese Government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The Chinese government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance, decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Furthermore, on December 28, 2021, the CAC jointly with the relevant authorities published the Measures for Cybersecurity Review (2021), or the “Review Measures 2021”, which took effect on February 15, 2022, and replaced the Measures for Cybersecurity Review (2020) issued on April 13, 2020. Review Measures 2021 stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must apply for a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Based on a set of Q&As published on the official website of the State Cipher Code Administration in connection with the issuance of the Review Measures 2021, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for the previous year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Review Measures 2021 and the pending effectiveness of the Regulations on Network Data Security Management, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company shall be subject to the Review Measures 2021. But we believe our HK subsidiary is neither a “critical information infrastructure” operator nor an online platform operator as defined in the Review Measures 2021, that are required to file for cybersecurity review before listing in the U.S., because (i) Neo-Concept HK is incorporated and operating in Hong Kong and the Review Measures 2021 remains unclear whether it shall be applied to a Hong Kong company; (ii) Neo-Concept HK operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this report, Neo-Concept HK has not collected and stored any personal information of PRC individual client; and (vi) as of the date of this report, Neo-Concept HK has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Neo-Concept HK is deemed an “operator of critical information infrastructure” or an “online platform operator” as defined in the Review Measures 2021, Neo-Concept HK’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

The Company understands that as of the date of this report, the Group has no operations in Mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our IPO or other offerings into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our future offerings before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for our offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

As of the date of this report, neither NCI nor any of our subsidiaries are required to obtain any permission or approval from Hong Kong authorities to operate our business. Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, the Management understands that as of the date of this report, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our IPO are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that NCA, Neo-Concept HK and Neo-Concept UK are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to Our Operating Subsidiaries.

Hong Kong is a Special Administrative Region (“SAR”) of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong SAR’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Although the audit report included in this report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. auditor is inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before our Ordinary Shares may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. The final amendments became effective on January 10, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C. is headquartered in San Mateo, California, and did not appear as part of the report under the lists in its appendix A or appendix B.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCAA, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the MOF and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our future offerings, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary, which represents substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong, which represents substantially all of our business. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position, and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our business operations, any future offerings and our reputation and could result in a loss of your investment in our ordinary shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative, or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in markets where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Tariffs could increase the cost of the services and products which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions, or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Relating to Our Business and Industry

We rely on one major customer, and if we fail to attract new customers, retain existing customers, or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects will be harmed.

We rely on one major customer which contributed approximately 71.3%, 91.4% and 94.5% of our total revenues for the years ended December 31, 2023, 2022 and 2021, respectively. We do not have long-term agreements with any of our top five customers and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Our customers level of demand for our apparel products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs, product portfolio and interpretation of fashion trends. The loss of our principal customer, or if we are unable to attract new customers or if our existing customers decrease their spending on the products we offer, fail to make repeat purchases of our products, will harm our business, financial condition, results of operations, and growth prospects.

We may be unable to timely and accurately respond to changes in fashion trends and consumer preferences.

We are a provider of one-stop apparel solution services, and we offer in-house product design services to our customers. We also engage in the retail sales of apparel products to consumers. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. We believe that our success is, to an important extent, attributable to the ability of our design and product development personnel to design apparel products that are responsive to changes in consumer preferences. Due to the highly subjective nature of the fashion trends and the rapid change in fashion trends for apparels as well as the preferences of our customers and consumers, we may be unable to capture or predict the future fashion trend and continue to develop appealing designs for our customers. If we fail to capture, predict, or respond timely to changes in market preferences and introduce appealing and commercially viable apparel designs in a timely manner, our customers may choose to work with our competitors with market-sensitive designs or purchase products from our competitors.

Our focus on using sustainable materials and environmentally friendly manufacturing processes and supply chain practices may increase our cost of doing business and hinder our growth.

We are dedicated to prioritizing sustainable materials, an environmentally friendly supply chain, and manufacturing processes that collectively limit our environmental footprint. As our business expands, it may be increasingly challenging to cost-effectively secure enough sustainably sourced materials to support our growth and achieve our sustainability goals while also achieving and maintaining profitability. In addition, our ability to expand into new product categories or expand our existing product mix with our core customers depends in part on our ability to identify new sustainable materials that are suitable for our products. Our inability to source materials that meet our sustainability requirements in sufficient volumes could result in slower growth, increased costs, and/or lower net profits. Additionally, as our business expands, we may not be able to identify suppliers and manufacturers with business practices that reflect our commitment to sustainability, which may harm our ability to expand our supply chain to meet the expected growth of our business. If any of these factors prevent us from meeting our sustainability goals or increase the carbon footprint of any our products, then it could have an adverse effect on our brand, reputation, results of operations, and financial condition.

The enactment in the U.S. of the Uyghur Forced Labor Prevention Act (the “UFLPA”) and similar pending legislation in the territories in which our subsidiaries operate could have material adverse effect on our ability to conduct our business.

The UFLPA prohibits on the importation of goods into the United States manufactured wholly or in part with forced labor in the PRC, especially from the Xinjiang Uyghur Autonomous Region (“Xinjiang”). It establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang are not entitled to entry to the U.S. and requires the importer of record to comply with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor. Our contract manufacturers are located in the PRC, and whereas 84% of Chinese cotton comes from Xinjiang.

Governments in the other territories where the company operates (the UK, the EU and Canada) are advancing similar measures to address the risk of goods produced from forced labor from any country from entering the global supply chains in order to ensure that their businesses are not complicit in forced labor in Xinjiang, there is an extraordinarily high risk that the yarn, textiles, and garments made with Chinese cotton are tainted with forced and prison labor. Violations of the UFLPA can empower U.S. Customs and Border Protection to detain, exclude or seize goods and assess monetary penalties.

The failure of the Company’s supply chain management system to rebut the presumption that its products are tainted with forced or prison labor could materially and adversely affect our business operations, financial position, and results of operations.

We rely on two principal suppliers for supplies of raw materials, manufacturing services and logistics services.

The apparel products sold or sourced by us during the years ended December 31, 2022, 2022 and 2021, were mainly produced by two contract manufacturers, one of which is our affiliated company. During the years ended December 31, 2023, 2022 and 2021 our two contract manufacturers together accounted for 93.9%, 80.1% and 100% of our total purchases, respectively. We engage contract manufacturer on an individual project basis and rely on third party service providers for services including sourcing of materials and provision of logistics services for the finished goods. We do not enter into any long-term contracts with our suppliers, and the terms of services provided by them may be susceptible to fluctuations with regard to pricing, timing and quality. Business relationships with our key suppliers could deteriorate, and existing procurement arrangements could change without advance notice. Increases in raw material prices resulting in higher procurement costs being incurred by our contract manufacturer, may be passed onto us as part of the overall production service costs. Recent inflationary pressures have affected the procurement cost of certain raw materials used in our apparel products. While we have not faced any shortages or significant increases in prices that would have a material adverse effect on our operations, we have had to enact measures to mitigate fluctuations in the price of our key raw materials. These measures include, but are not limited to, placing bulk orders for a portion of our raw material requirements based on projections and sales estimates ahead of the production season and incorporating alternative materials into our products or modifying specifications of product designs. However, our ability to implement such measures are limited and we cannot guarantee that we will be able to successfully mitigate fluctuations or increases in the price of raw materials. We might have to accept substantial increment in price, or a substantial reduction of quantities supplied in some cases, especially when we are unable to locate alternative suppliers in a timely manner and/or on comparable commercial terms. In addition, we are not able to ensure our suppliers’ compliance with applicable laws and regulations. Failure on the part of any of our suppliers to comply with applicable laws and regulations may damage our corporate image, and adversely affect our customer relationships.

Our reliance on suppliers to produce our products could cause problems in our supply chain.

We do not manufacture our products or the raw materials for them and rely instead on suppliers. We have no long-term contracts with any of our suppliers or manufacturing sources for the production of our fabrics and garments, and we compete with other companies for production.

If we experience significant increased demand, or if we need to replace an existing supplier, we may be unable to locate additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our customer’s requirements or to fill our orders in a timely manner. Even if we are able to expand existing or find new manufacturing, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in the supply chain. Any delays, interruption, or increased costs in manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term.

Customers may choose to do business with suppliers directly through online platforms.

Our customers pay for our services to leverage our industry knowledge, market connections and logistics management capability. However, it has been increasingly common for brand owners and retailers to place their orders directly to manufacturers through online platforms. If we are unable to provide other value-added services such as product design and development, production management and logistics management to our customers, we face the risk of losing our existing customers, especially those with the confidence and savviness to order apparel products online. With the internet becoming more common in the current economic environment, market demand for our services may decrease.

Any negative publicity about our products or services could harm our business and reputation and could materially adversely affect our financial condition and results of operations.

An integral part of our value is our reputation as a sustainable and ethical brand and our customers expect a high standard from our products and services. Our ability to maintain this value and the reputation of our business is key to our continued success. Despite our commitment to product innovation, quality, and sustainability and our continuing investment in design (including materials), and quality control, we cannot assure you that our suppliers and manufacturers will adhere to the same commitment. Negative publicity regarding our suppliers or manufacturers could also adversely affect our reputation and sales and could force us to identify and engage alternative suppliers or manufacturers. Any actions or any negative publicity about us may adversely affect consumer perception of our brand, our products and our services. Any incidents involving our company, our suppliers or manufacturers, or the products we sell, could erode the trust and confidence of our customers, and damage the strength of our brand, especially if such incidents result in adverse publicity, governmental investigations, product recalls or litigation.

We recorded net current liabilities and a total deficit for three years ended December 31, 2023, 2022 and 2021, and may continue to record net current liabilities and a total deficit in the foreseeable future, which can expose us to liquidity risks.

We had net current liabilities of HKD6,088,795 (US$779,524), HKD61,288,133 (US$7,855,942) and HKD75,547,697 as of December 31, 2023,2022 and 2021, respectively. We also had total deficits of HKD2,386,810 (US$305,572), HKD60,675,596 (US$7,777,427) and HKD75,590,274 as of December 31, 2023, 2022 and 2021, respectively. Although we recorded net income of HKD4,414,733 (US$565,202), HKD12,400,516 (US$1,589,505) and HKD5,450,515 for the years ended December 31, 2023, 2022 and 2021, we cannot assure you that we will be able to continue to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business. Our efforts to grow our business may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses.

We cannot assure you that we will not incur net current liabilities in the future. A net current liabilities position can expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends will be materially and adversely affected.

Our profitability and liquidity position is dependent on, among other factors, our ability to grow our business and extend our product offering to existing customers and expand our customer base. Any material decrease in our service fees would have a substantial impact on our margin. As a result of the foregoing and other factors, our net income may decline, or we may incur net losses in the future and be unable to achieve or maintain profitability and improve our liquidity position.

We cannot guarantee that our right to use the brand “les 100 ciels” trademark will not be revoked and the loss of or our failure to protect or enforce our intellectual property rights would have a material adverse effect on our business and operations.

We are currently licensed to use the brand name “les 100 ciels” trademark from affiliate companies of our Controlling Shareholder under a fixed term license agreement valid until December 31, 2026, with an option to renew for a further period of five years. However, we cannot guarantee that such license would not be revoked in the future and the loss of such licenses or inability to use these brands would have a material adverse effect on our business and operations.

In addition, intellectual property protection may be unavailable or limited in the countries in which we operate where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. For instance, some of our trademark or trade dress applications may not be approved by the applicable governmental authorities because they are determined to lack sufficient distinctiveness, and, even if approved, may be challenged by third parties for this same reason. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experience any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

We face risks associated with seasonal fluctuations in demand.

Our sales of finished garment products are generally highest from August to December, and we expect to continue to experience seasonal fluctuations. Therefore, our operating results for a certain period within a calendar year, or between any interim periods, may not correctly indicate our performance for the entire calendar year. Prospective investors should be aware of this seasonal fluctuation when making any comparison of our operating results.

Labor or other disruptions at ports or our suppliers or manufacturers may adversely affect our business.

Our business depends on our ability to source and distribute products in a timely and cost-effective manner. As a result, we rely on the free flow of goods through open and operational ports worldwide and on a consistent basis from our suppliers and manufacturer. Labor disputes and disruptions at various ports or at our suppliers or manufacturer could create significant risks for our business, particularly if these disputes result in work slowdowns, decreased operations, lockouts, strikes or other disruptions during our peak importing or manufacturing seasons. For example, COVID-19 has resulted in delays and disruptions at ports due to workforce decreases, shipping backlogs and capacity constraints, container shortages and other disruptions. This has resulted, and may continue to result, in slower than planned deliveries of inventory and delayed sales to customers. If we experience significant delays or disruption in receiving and distributing our products, this could have an adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation or shortages, increased expense (including air freight) to deliver our products and reduced net revenues and net income or higher net loss.

Inconsistent quality control may adversely affect our reputation and customer relationships.

Our customers have specific requirements for their apparel products, and these requirements could change from one carton to another, even for the same types of products with the same design. We rely on our internal quality control personnel to inspect the finished goods and rectify any defectiveness so that the goods can be delivered to our customers in a form that would meet their quality expectations. If we fail to meet the specifications of our customers, we may not be able to monitor the quality of our suppliers at all times. For apparel products that do not satisfy the quality standards or our customers’ specifications, we may be forced to provide products to our customers on a delayed basis or cancel their order, our reputation in the industry and customer relationships would be adversely affected, and we may suffer from loss of sales and be exposed to commercial claims.

Our profit margin may be adversely affected by the increasing costs of raw materials and labor.

Changes in the costs of raw materials or labor indirectly affect our cost structure. We utilize third-party contract manufacturers to produce all of our apparel products. Any increase in production costs, including procurement costs for raw materials and increases in labor costs, may be passed on to us, while we may not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance.

We do not enter into long-term contracts with our suppliers. We usually enter into fixed-price contracts with our suppliers, including those for raw materials concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. In cases where we outsource procurement of raw materials to our contract manufacturers, rising raw material costs may be passed onto us by our contract manufacturers and put pressure on our profit margin. Any increase in the wage of workers in the apparel manufacturing industry and capital expenditures to enhance working conditions could increase the operating costs of our suppliers causing them to increase our contract prices. If we are not able to control our costs and/or pass on such additional costs to our customers or allocate such production work to other suppliers of similar quality at comparable terms, our profit margin could decrease, and we could record losses in some of our projects.

We face keen competition from other players in the market.

The apparel supply chain services industry in Hong Kong and the apparel retail industry in the UK has a large number of participants, which makes the industry highly fragmented and competitive. We compete with other companies on the basis of service quality and pricing. Some of our competitors may have more variety of services, greater pricing flexibility, better in house technology, stronger brand recognition, longer operating history and a more established customer base. As a result, these competitors may have greater credibility with our potential customers in our target market segments. They may have greater resources to support their service and product offerings, such as better in-house technology infrastructure, stronger brand and pricing flexibility. Unless we remain competitive, we may face increasing pricing pressure and gradual loss of our orders and customers.

We are dependent on our key executives, management team and professional staff.

We have a team of experienced and competent management who is responsible for overseeing financial condition and performance, allocating and budgeting human resources and formulating business strategies. For example, each of Ms. Eva Yuk Yin Siu and Ms. Man Chi Wai, the founders of Operating Subsidiaries, has over 30 years of experience in the fashion garment industry. Leveraging on their experience and network in the industry, we have been successfully expanding our client base and source of deals and transactions. However, we cannot assure you that we can retain the services of our key executives, personnel and members of our management team and find suitable replacements if any of them terminates his or her engagement with us, given the intense competition for experienced and competent personnel in the industry.

Apart from our senior management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

We may be unable to obtain sufficient funding on terms acceptable to us, or at all.

The future expansion of our business may require us to incur additional borrowings and diversify sources of funding. Whether we are able to raise additional capital at costs acceptable to us depends on the financial success of our current business and the successful implementation of our key strategic initiatives. This may be affected by various financial, economic and market conditions and other factors, some of which are beyond our control. If we are unable to obtain sufficient banking facilities on acceptable terms to meet our operational and expansion demands, this may put strains on our cash flow and our ability to successfully implement our expansion plans.

Our insurance coverage may be inadequate to protect us from potential losses.

We may not be fully insured for our losses under our current insurance policies in place. We do not maintain any business interruption or key person life insurance. Our trade credit insurance may not be sufficient to cover all of our losses in the event of non-payment. There are certain types of losses, such as from war, acts of terrorism and certain natural disasters, for which we cannot obtain insurance at a reasonable cost, or at all. If any of these occurs, it may result in us incurring substantial losses and the diversion of our resources, which are not covered by our insurance. It may in turn materially and adversely affect our business and financial condition.

We or our Operating Subsidiaries may be subject to litigation, arbitration, or other legal proceeding risk.

We or our Operating Subsidiaries may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this report, neither we nor our Operating Subsidiaries are a party to, or are aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors and the ability to implement, maintain and upgrade our information technology and security measures.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our Operating Subsidiaries’ servers may be subject to computer viruses, hacking, vandalism, physical or electronic break-ins and other disruptions, which could lead to a loss of data. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors. In addition, our failure to back up our data and information in a timely manner may cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

We may be unable to successfully implement our future business plans and objectives.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and customer base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and also may present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our internal control system may become ineffective or inadequate.

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial and regulatory environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may adversely affect our financial condition and results of operations.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. While the spread of COVID-19 was substantially controlled in 2021, several variants of COVID-19 have emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. For instance, in early 2022, there was an uptick in cases in Shanghai, China, caused by the highly contagious Omicron variant. The outbreak in Shanghai spread to many other provinces and cities in China, where the contract manufacturers we use to produce all of our products are located. Travel restrictions and other limitations were imposed in various places across China in response to these new cases. Given the rapidly expanding nature of the COVID-19 pandemic, we believe that COVID-19 has impacted and will likely continue to impact our business, results of operations, and financial condition.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing travel from and to Hong Kong. More broadly, the COVID-19 outbreak threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the apparel solutions services market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2023 and beyond.

Global climate change and related legal and regulatory developments could negatively affect our business, results of operations, liquidity, and financial condition

The effects of climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, such as droughts, heat waves, flooding, wildfires, increased storm severity, sea level rise, and power outages or shortages, particularly in certain regions in which we operate, may materially adversely impact our business. China, where a significant portion of our manufacturing operations are conducted through contract manufacturers, is presently undergoing the worst heat wave in 60 years while also contending with a prolonged drought drying up reservoirs and crippling hydropower stations. This has resulted in power shortages and factories having to cease or limit their production operations. While the Company has not experienced any disruptions in the operations of its contract manufactures, any such disruptions could have a material adverse effect on its business, operations, liquidity, and financial condition.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The recent global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, COVID-19 and new variants thereof and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including Hong Kong’s. There have also been concerns over unrest in several geographic areas, which may result in significant market volatility. Any prolonged slowdown in the global and/or Hong Kong economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The business of our Operating Subsidiaries is substantially concentrated in North America where one customer in Canada accounted for approximately 71.3%, 91.4% and 94.5% of our revenues for the years ended December 31,2023, 2022 and 2021 and is therefore heavily dependent on the North American economy.   Economic conditions in North America are sensitive to global economic conditions. If there is any significant decline in the North American economy and we are unable to generate business in other geographic locations, our revenue, profitability, and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements.

The war in Ukraine has affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity, and business outlook of our business.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure

NCI, incorporated in July 2021 under the laws of the Cayman Islands, is the holding company of our Operating Subsidiaries, Neo-Concept HK, and Neo-Concept UK. Through our Operating Subsidiaries, NCI is a one-stop apparel solution services provider, offering a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving the European and North American markets.

Prior to a restructuring in 2021, our Operating Subsidiaries were part of NCH, a consortium of vertically integrated companies that provide a full range of garment supply chain services including but not limited to garment trading and manufacturing, retail, and apparel solution services. With operations across Hong Kong, China, East Asia, UK, Europe, and North America, NCH was and still is under the common control of our Controlling Shareholder, who both restructured the business of NCH and founded NCI. To avoid any potential conflicts of interest due to the common control, NCI, Splendid Vibe Limited, Ample Excellence Limited and Neo-Concept (BVI) Limited, the holding companies of NCH, have entered into an Exclusive Territory and Non-Competition Agreement (“Agreement”) which identifies their respective exclusive geographic areas of operations and addresses NCH’s existing customers. See “Corporate History and Structure — Exclusive Territory and Non-Competition Agreement.”

As part of the reorganization prior to the listing, on October 29, 2021, NCI acquired all the shares of NCA from the Controlling Shareholder and Ms. Man Chi Wai and became the holding company of NCA, Neo-Concept HK, Neo-Concept (NY) Corporation and Neo-Concept UK. Neo-Concept (NY) Corporation, a wholly owned subsidiary of Neo-Concept HK, had no significant operations during the two years ended December 31, 2020, and 2021 and on November 12, 2021, Neo-Concept HK disposed of all the shares of Neo-Concept (NY) Corporation to Neo-Concept (BVI) Limited, an affiliated company controlled by the Controlling Shareholder.

Neo-Concept International Group Holdings Limited’s Offices

Our principal executive office is located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. Our telephone number is (+852) 2798 8639. Our registered office in the Cayman Islands is located at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168. Our website is located at http://www.neo-ig.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this report.

B. Business overview

Overview

NCI is a one-stop apparel solution services provider. We offer a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European, and North American markets through Neo-Concept HK. As we are involved from the initial stages of the development process, we strive to use sustainable solutions to fulfill our customers’ needs. Our process begins by conducting market trend analysis to identify changes in fashion trends. We discuss with customers their requirements for the upcoming season and pitch various designs having considered emerging trends and our customer’s needs. We utilize technology to iterate samples which both reduces waste and allows us to speed up the overall development process. We engage a contract manufacturer to produce prototypes and once a design is finalized, we proceed to bulk production. During production, we closely monitor the production schedule and conduct quality control on the finished product before it is finally delivered to our customer.

We are committed to reducing our environmental impact through recycling, clean processes, traceable sourcing and other eco-friendly practices.

In 2000, Neo-Concept UK began to sell apparel products in the UK under the licensed brand “les 100 ciel” through its retail stores.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and have contributed to our success:

A focus on sustainability

Our founders, Ms. Siu and Ms. Wai, have decades of experience creating sustainable apparel which we believe sets us apart and grants us unique expertise in the apparel services industry. We have a strong commitment to sustainable practices. For example, we require raw material suppliers to implement clean and ethical processes for sourcing and producing natural fibers such as merino wool and cashmere.

We have also focused on creating a cleaner and more ethical process for the production of our cashmere products. We require our cashmere fibers to be sourced from ethical farms in Inner Mongolia and for each step in the production to be documented for maximum transparency amidst growing concerns of worker abuse. To reduce chemical dyeing and clean water consumption in our processes, we also advocate for the use of recycled cashmere and undyed cashmere. We are a member of the Textile Exchange, a non-profit organization based in the U.S., with the mission to promote the sustainable development of the entire textile value chain, and strictly observe the technical and social compliance global standards in all the factories and partner facilities we utilize. We have been certified by the Textile Exchange under the Responsible Wool Standard (RWS) for our supply chain. This standard is used to track the wool used in our products through the chain of custody in order to preserve the identity of the material and its movements through our supply chain up to the final product.

Given the recent emphasis on climate change and sustainability, green brands are thriving, and more retailers are incorporating sustainable practices into their production. This is a trend that we believe will continue across the North American, UK and European markets. As a result, demand for our services has grown and we have developed various lines of products with our customers utilizing eco-friendly materials and processes. To showcase our commitment to sustainable practices, we have also applied for and received certifications/registrations under the:

●	Global Recycled Standard 4.0 (a global product standard primarily related to tracking and verifying the content of recycled raw materials through the supply chain);

●	Organic Content Standard 3.0 (an international standard that provides chain of custody verification for materials originating on a farm certified to recognized national organic standards);

●	Global Organic Textile Standard 6.0 (a global standard with requirements to ensure organic status of textiles from harvest of raw materials, to manufacturing and labelling, up to the product reaching the end customer); and

●	Better Cotton Initiative Platform (an online system owned by the Better Cotton Initiative used to electronically document volumes of cotton sourced as “Better Cotton” as they pass through the supply chain).

We believe our certifications will increase our favorability with and ability to attract a wider spectrum of customers in the future. See “Business — Our Business Operations — Raw Material Sourcing” for further details. These certifications will also facilitate the transition by NCH to us of existing NCH clients that are within our exclusive territory and that require such certifications for us to provide products and services to them. See “Corporate History and Structure — Exclusive Territory and Non-Competition Agreement”.

Close relationships with our major customers and strategic partners

Our relationship with our top customer, a prominent retailer based in Canada, has been crucial to our current success. We have worked with this customer on a recurring basis since 2012. As they have grown, we have been able to increase both the scale and volume of the services and products provided to them.

As a strategic partner to our core customers, we provide brands with a variety of affordable luxury apparel products and the full spectrum of apparel supply chain solution services.

In addition, by working closely with our core customers, we are able to push forward otherwise unfeasible initiatives. For example, one of our top customers is cooperating with us on a new recycling project to recover boiled wool waste during production and recycle this into material that can be used in new production runs. By creating a circular production process, we have reduced waste and helped the customer meet their sustainable growth goals. We have also worked with various brands as an original design manufacturer to help them meet their sustainability goals.

We provide one-stop apparel solution services

Our strength as a one stop apparel solution services provider is our ability to offer our customers a simplified and comprehensive supply chain experience. Our services cover every step from initial design concepts, sourcing, manufacturing, to quality assurance, packaging, and logistics. With the design, planning, execution, control, and monitoring of supply chain activities we offer a competitive infrastructure for customers. Customers are provided with solutions along the supply chain in an efficient and cost-effective manner, so they are able to prioritize their own core competencies and business objectives.

Our management members have deep industry knowledge and proven track records

Our management members bring with them an average of over 30 years of experience in the apparel industry having co-founded NCH in 1990. Ms. Siu, the co-founder of our Operating Subsidiaries, chairlady of our board of directors, and our chief executive officer, focuses on our development plan and business strategy. She has over 30 years of management, business and marketing and operating experience in apparel manufacturing and trading. Ms. Wai, the co-founder of our Operating Subsidiaries, is mainly responsible for operational efficiency and achievement. She has over 30 years of experience in the garment industry and is actively involved in the garment sourcing and trading business. We believe that our cohesive corporate culture inspires innovation, motivates quality service and encourages collaboration. The collective industry knowledge and skills of our management give us the capability to manage risks, respond timely to market trends, and capture lucrative market opportunities. We believe the in-depth industry experience, knowledge of supply chain management and established connections with customers of our management differentiate us from our competitors.

Our Strategies

Our aim is to further strengthen our market position and continue to be a competitive apparel solution services business by pursuing the following key strategies:

Strengthen our design and development capabilities

We consider our ability to develop designs according to the latest fashion trends and styles crucial to our success in the industry. Our design and development team conducts market trend analysis on the latest fashion trends and works with our customers to produce custom designs. To further enhance our design and development capabilities, we intend to expand our design and development team. By strengthening our design and development capabilities, we aim to incorporate more sustainable materials into product components in our design and development stage in the future.

Integrate sustainability into product sourcing and environmental marketing

One of our goals is to integrate sustainability into every aspect of our business model. We have had success adopting innovative sustainability concepts, for instance, requiring manufacturers to use recycled materials in the production line, such as wastage from spinning and production processes. We will seek to identify opportunities to further reduce our environmental footprint, especially in areas that are in sync with the priorities of our customers. In addition, we integrate environmental marketing into consultations with customers, providing guidance and recommendations on how to meet sustainability goals. We have had success in offering eco-friendly yarn compositions and using recycled, regenerated, and traceable yarn products that fall within customers’ budgets and specification.

To showcase our commitment to sustainable practices, we have also applied for certifications under the Global Recycled Standard 4.0, the Organic Content Standard 3.0, the Global Organic Textile Standard 6.0, and have been registered as a user of the Better Cotton Platform. We believe this will increase our appeal and ability to attract a wider spectrum of customers in the future.

Broaden our customer base and work together with our customers to expand our product mix and maintain customer relationships

We expect demand for our apparel services to continue to grow as retailers and consumers are increasingly conscious of ethical consumerism and environmental, social and governance (“ESG”). Our goal is to position ourselves as a leading provider of sustainable apparel solution services and be the first choice for brands seeking to “go-green” in North America and Europe. As our customers continue to grow, we will bring our expertise and creative vision to enhance and expand our existing product mix. We will also increase the frequency of our liaison with existing customers to better understand their needs and enhance our tailor-made apparel solution services. We will continue to broaden the range of apparel products handled by us and strengthen our design and development capabilities in different categories, so that we can tap into new markets and attract new customers.

Acquisition of companies and/or formation of joint ventures

We intend to acquire stakes in companies and/or forming joint ventures with potential business partners, with a view to support the business growth of our Group and diversify our revenue sources. We have not identified any targets for the potential acquisition or joint ventures as of the as of the date of this report.

While we have not identified any specific targets, we plan to selectively pursue acquisitions and formation of joint ventures that complement our existing operations, facilitate our business strategies as well as strengthening our products, enhancing our production capabilities and/or expanding our market presence in our core markets, in order to maximize the potential value and capability of our Company. Our potential targets for acquisition and formation of joint venture will focus on companies with business and products that will enhance our market share and bring synergic effect to our business. We will select potential targets based on various factors including each candidate’s market share, reputation and customer base.

OUR BUSINESS OPERATIONS

We are a one-stop apparel solution services provider. We offer a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management. Through Neo-Concept HK, our Operating Subsidiary established in Hong Kong, we provide our apparel solution services to our customers located in North America and Europe. Our 360 degree supply chain services deliver value at each stage of the process.

The following diagram illustrates the operation flow of our 360 degree supply chain services:

We handle a wide range of apparel products which can be categorized as finished garments. Each series of apparel products handled by us is arguably unique, as they are manufactured according to our customers’ specifications.

Market Trend Analysis

Our goal is to keep abreast of the changes in global fashion trends and the local market response to different styles. We meet with online fashion retailers, textile manufacturers and apparel sourcing agents regularly to deepen our understanding of the market, budgets, and seasonal designs.

We capitalize on our market intelligence to formulate our business plan for seasons ahead. Our seasonal business plan usually involves strategic procurement of raw materials, especially natural fibers, and creation of design sketches responsive to consumer preferences for the season.

Product Design and Development

We have an in-house design team with in-depth technical apparel know-how and experience in the fashion industry. They produce seasonal collections to inspire customers with ideas on design, trends, materials, and techniques that fit a customer’s brand ethos. Alternatively, we work to meet the specifications of a customer’s own designs to deliver products based on the customer’s budget and timeframe.

We typically go through a process of using software to render virtual samples to our customers and through a number of iterations identify a product design that fits their needs and specifications. Alternatively, customers can submit their own design, in which case we will make modifications so that the apparel product can be produced within their budget and other specifications, such as incorporating the use of sustainable materials. Some customers present their concept to us, and we collaboratively generate the design based on their concept and make modifications to the design together.

Raw Material Sourcing

We require our contract manufacturers to source raw materials from select third party vendors that possess certain certifications to guarantee they meet international standards and individual customer needs. Neo-Concept HK has obtained the following industry certifications:

Certification	Validity	Description
Responsible Wool Standard (“RWS”)	May 12, 2024

RWS is a tool to ensure that wool comes from sheep that have been raised with respect to the ‘Five Freedoms’, that the land has been managed responsibly, and to provide a robust chain of custody system to validate the source of the material for all product claims.

The Five freedoms:

1. The freedom from hunger and thirst;

2. The freedom from discomfort;

3. The freedom from pain, injury or distress;

4. The freedom to express normal behavior; and

5. The freedom from fear and distress.

Global Recycled Standard (“GRS”) 4.0	August 8, 2024

The GRS is a full product standard to verify and track recycled raw materials through the supply chain. It also includes processing criteria to prevent the use of potentially hazardous chemicals and verifies positive social or environmental production at the facilities. The GRS uses the chain of custody requirements of the Content Claim Standard (“CCS”).

The goal of the GRS is to increase the use of recycled materials in products and reduce/eliminate the harm caused by its production.

Organic Content Standard (“OCS”) 3.0	August 8, 2024	OCS is an international, voluntary standard that sets requirements for third-party certification of certified organic input and chain of custody. The goal of the OCS is to increase organic agriculture production.

Global Organic Textile Standard (“GOTS”) 6.0	October 4, 2023	GOTS was developed by leading standard setters to define world-wide recognized requirements for organic textiles. From the harvesting of the raw materials, environmentally and socially responsible manufacturing, to labelling, textiles certified to GOTS provide a credible assurance to the consumer.

Better Cotton Platform (“BCP”)	May 31, 2024	BCP is an online system owned by the Better Cotton Initiative (a cotton sustainability program aiming to transform cotton production by developing Better Cotton as a sustainable mainstream commodity) used by more than 9,000 ginners, raders, spinners, fabric mills, garment and end product manufacturers, sourcing agents and retailers to electronically document volumes of cotton sourced as “Better Cotton” as they pass through the supply chain. Access to the BCP allows organizations to participate electronically in the Better Cotton Chain of Custody by recording information about cotton-containing orders sourced as Better Cotton, managing the required documentation, and recording information about cotton-containing sales to customers.

We have quality control procedures in place to evaluate the performance of raw materials used by our contract manufacturers throughout the production process. Our evaluation is based on a number of factors, including sustainability efforts, technical capabilities, quality, manufacturing capacity, industry reputation, years of experience, timely delivery records, costs and payment terms. We perform laboratory tests on random samples and perform on-site inspections on the raw materials used in the manufacturing process to ensure they comply with international standards as well as our customer specifications.

The raw materials used in our products consist of merino wool, cashmere, cotton, leather, and other synthetic materials, including a variety of sustainable, innovative, and ethically sourced materials such as recycled nylon. Recycled nylon is made from the wasted fishing nets from deep-sea fishing activities and reused as raw material for textiles. The ghost fishing nets are regenerated and produced by zero-carbon factories, which can be applied to all types of yarns and fabric. It can be recycled physically and chemically, also being proven its biodegradability.

Production Management and Quality Control

We do not own or operate any manufacturing operations and all of our apparel products (including sample products and finished goods) are produced by contract manufacturers. As part of our apparel solution services, we are responsible for the overall production management, monitoring of production schedule, evaluation of manufacturing services and conducting quality control on finished goods. During the production process, we regularly communicate with manufacturers and check their production schedule to ensure that they are able to deliver the finished goods on time. We also perform on-site quality inspections regularly on raw materials, semi-finished products, and finished products for quality control purposes.

We have stringent quality control procedures throughout the supply chain. Our staff are trained to implement our Total Quality Management System (TQM). This system is integrated with InspectLink software to ensure that garments are inspected throughout the entire manufacturing process, from material development and sampling to production and the final garments. If any defect is found, we will require suppliers to rectify the defects.

As part of our sustainability efforts, we monitor the market to identify new innovative materials and processes that can help to reduce the environmental footprint of our production, whether it be carbon emissions, water consumption or waste pollution.

For example, by adopting processes such as the Dry Dye™ (also known as ZERO-D® dyeing solution) we can achieve a water-based printing solution for a number of our textiles with zero polluted water discharge and reduction of water usage by over 99%.

Logistics Management

Our logistics management services cover every movement of inventory in our customers’ supply chain. We rely on third party service providers or our contract manufacturer for transportation services to the port of destination or our customers warehouse and keep track of the process to monitor the whereabouts of the inventory to ensure it is delivered within the timeline specified by the customer.

RETAIL SALES OF BRANDED APPAREL PRODUCTS

Our own brand of apparel products mainly consists of knitwear sold under the licensed brand “les 100 ciels.” We drive sales through a mix of digital and physical retail locations. Our retail operations in the UK are conducted through Neo-Concept UK, our Operating Subsidiary established in the UK.

In addition to our three physical stores in the UK and our website, we also sell our apparel products through third party online platforms to leverage our digital exposure. We utilize Wolf & Badger, which is based in the UK, to help drive growth in the UK. Our apparel products sold under the “les 100 ciels” brand consists mainly of knitwear made from cashmere.

les 100 ciels womenswear

By selling direct to consumer we can also avoid the costs associated with traditional wholesalers, creating a more efficient cost structure and higher gross margin, which we believe allows us to deliver more affordable products and a better experience to customers. We believe our model enables us to provide high-quality products priced lower compared to a traditional wholesale model.

CUSTOMERS

Our customers mainly include brand owners, apparel sourcing agents and online fashion retailers, primarily located in North America and Europe. We have a particularly strong customer base in Canada and the U.S. which accounts for over 94% of total revenues, and we maintain stable and ongoing business relationships with all our major customers.

Our top customer is a Canadian based retailer listed on the Toronto Stock Exchange which contributed approximately 71.3%, 91.4% and 94.5% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Neo-Concept HK has been providing our apparel solution services to our top customer since 2012. During this time, it has expanded the service scope to cover a wider range of products. We currently work with seven brands/sub-brands of our top customer, each with its distinct brand identity and which spans across different product categories, including knitwear, woven, cut, and sewn fine knits and a variety of accessories. Although our customer concentration is extremely high, we believe this is a natural result of our business strategy to grow and expand our product offerings organically along with our customers.

Our goal is to work collaboratively with our customers on a long-term basis to create and expand our product offering and position ourselves as a vital partner in the development process. We will continue to strengthen our design and development capabilities and expand our product and service offerings to our customers for every new season. We will also aim to diversify our customer base and revenue source, by expanding both online and offline retail sales of the “les 100 ciels” products.

We do not enter into long-term agreements with our customers, which we believe is in line with market practice.

SUPPLIERS

We have two principal suppliers, (i) NCH, an affiliated company controlled by our Controlling Shareholder, and (ii) an independent third party based in Hong Kong with manufacturing facilities in Mainland China, which we have engaged to produce the majority of apparel products for and arrange delivery to our customers during the years ended December 31, 2023, 2022 and 2021. We selected these suppliers due to their performance based on a pre-defined set of criteria, including size, quality, reputation, price, and on-time delivery records.

For the years ended December 31, 2023, 2022 and 2021 our two principal suppliers together accounted for 93.9%, 80.1% and 100% of our total purchases, respectively. We believe it is common for market participants in the apparel supply chain industry to establish reliance on a few suppliers. Establishing and maintaining long-term strategic partnership with strong suppliers with proven capability and the capability to handle a breadth of product categories allow us to enhance our own product offerings and be more competitive in the market.

We do not enter into any long-term supply agreements with our suppliers, which we believe is in line with market practice.

PRICING

Our revenue is mainly generated from North America and Europe, and our products are quoted in US$. We usually adopt a cost-plus pricing strategy and generally price our apparel services based on the following factors: (i) nature of raw material; (ii) complexity of design; (iii) quotations from third party suppliers, such as costs of raw materials, contract manufacturing services and transportation; (iv) volume of order; (v) timing requirements; (vi) retail price of similar apparel products in the market; and (vii) profit margin within the industry.

Our retail sales of branded products are also priced based a cost-plus pricing model.

PRODUCT RETURN

Sales of private-labelled apparel products

We do not have a product return or warranty policy for our finished garments. Customers have the right to inspect the finished goods before delivery for defects and deviation from specifications. We do not assume the risk of damages or losses after the finished goods are delivered to the place designated by our customers. To maintain long-term business relationship with our customers, we follow up after completion of a given project to solicit feedback.

Retail sales of own-branded apparel products

For sales of our “les 100 ciels” products through our physical and digital channels, we provide a 28 day return window to our customer for unworn apparel, and a credit note to the value of the items for up to 35 days.

For the years ended December 31, 2023, 2022 and 2021, we are not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

MARKETING

We implement a number of marketing and promotion measures to source new customers. Our new customers are primarily referrals from our existing customers which, in our view, is a reflection of their satisfaction with our services. We also utilize our business network for introductions to new partners and customers. Our strategy is to fully understand our customers product and services requirements and work together to achieve their needs in a cost-effective way. Our marketing activities also involve creating seasonal sales tools to demonstrate our capabilities, as well as inspire our customers with trend infographics and an in-house collection demonstrating our technical ability and designs. We use these during face-to-face meetings, to allow our customer to understand our latest design collections and significantly enhance customer experience with us.

SEASONALITY

The apparel market exhibits seasonality with dynamic changes in trends and consumers’ preferences depending on the time of year. Apparel sales are generally highest from August to December, mainly attributable to climate and frequent online sales events during these months. The aggregate sales generated in these months accounted for approximately 33.5% and 65.4% of our total revenue for the years ended December 31, 2022 and 2021, respectively. However, for the year ended December 31, 2022, we observed particularly strong sales from April to July, which constituted approximately 43.7% of our total revenue. This surge in sales can be mainly attributed to increased demand for spring and summer products from our top customer.

COMPETITION

The industry in which we operate is large, fragmented and highly competitive. We face fierce competition among service providers in terms of the product design, price, quality control and delivery of products. Our competitors include other apparel service providers and one-stop garment manufacturers including our affiliate, NCH who also provides apparel solutions services to customers in North America and Europe. To avoid any potential conflicts of interest due to the common control, we have entered into an Agreement with Neo-Concept (BVI) Limited, Ample Excellence Limited, and Splendid Vibe Limited, the holding companies of NCH. Please see “Corporate History and Structure — Exclusive Territory and Non-Competition Agreement” for further details.

While the market is fragmented, many of our direct competitors operate at a larger scale and have substantially greater resources than us. Access to offshore manufacturing and the growth of ecommerce have made it easier for new companies to enter the markets in which we compete, further increasing competition in the already competitive apparel industry.

Despite the intense competition, we believe our provision of integrated supply chain solutions and value-added services places us in a strong position. Our focus on sustainable practices, innovative materials and products, and collaborative partnerships with core customers allows us to successfully compete in the industry.

COVID-19 Update

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern (PHEIC),” and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. While the spread of COVID-19 was substantially controlled in 2021, several variants of COVID-19 have emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. For instance, in early 2022, there was an uptick in cases in Shanghai, China, caused by the highly contagious Omicron variant. The outbreak in Shanghai spread to many other provinces and cities in China, where the contract manufacturers we use to produce all of our products are located. Travel restrictions and other limitations were imposed in various places across China in response to these new cases.

The COVID-19 pandemic has also had and will continue to have a major impact on the retail industry and our customers. For example, in March 2020, upon declaration of the COVID-19 as a pandemic by the World Health Organization, our largest customer temporarily closed all of its retail locations in Canada and the United States according to guidelines from the local government authorities. It has since re-opened its retail locations in phases, with all locations re-opened as of July 2021.

Given the rapidly expanding nature of COVID-19 pandemic, we believe that COVID-19 has impacted and will likely continue to impact our business, results of operations, and financial condition.

The COVID-19 pandemic has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been severely affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19. The COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2023 and beyond.

Regulations

Regulations Related to our Business Operations in Hong Kong

Hong Kong Regulations Related to Services Providers

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

As of the date of this report, Neo-Concept HK holds a valid business registration certificate.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

As of the date of this report, Neo-Concept HK has complied with the provisions under the EO.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD 100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

As of the date of this report, employee compensation insurance has been obtained for all employees of Neo-Concept HK.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment.

As of the date of this report, the Company believes it has made all contributions required under the MPFSO.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

As of the date of this report, Neo-Concept HK is in compliance with the provisions of the PDPO.

Regulations Related to our Business Operations in UK

United Kingdom Regulations Related to Retail Sales of Products

Sale of Goods

Sale of Goods Act 1979 (“SoGA”) implies a number of important terms into business to business sale of goods contracts, particularly in relation to the title to the goods and the quality of the goods. It also lays down a large number of presumptions, which, in the absence of express drafting to the contrary, apply to a business to business sale of goods contract. The key terms implied by SoGA are: (a) That the seller has the right to sell the goods (i.e. good title); (b) That the goods are free from undisclosed charges or encumbrances and that the buyer will enjoy quiet possession of the goods; (c) Where goods are sold by description, that the goods will correspond with that description; (d) Where goods are sold in the course of a business, that the goods are of satisfactory quality; and (e) Where goods are sold in the course of a business and the buyer, expressly or by implication, makes known to the seller the purpose for which they want the goods, that the goods will be reasonably fit for that purpose. SoGA entitles buyers to reject non-conforming goods and reclaim the purchase price (where already paid). Certain other provisions of SoGA will apply to business to consumer sale of goods contracts (for example regarding the point at which a contract is made under English law), but the implied terms discussed above are now included as mandatory standards in specific consumer rights legislation as set out below.

Consumer Rights

There are an extensive range of UK laws and regulations concerning consumer rights in the UK that are applicable to retail sales, including the Consumer Rights Act 2015 (“CRA”), the Electronic Commerce (EC Directive) Regulations 2002 (“E-Commerce Regs”), Consumer Contracts (Information, Cancellation and Additional Charges) Regulations 2013 (“CCRs”) and Consumer Protection from Unfair Trading Regulations 2008 (“CPUT”). These regulations govern the sale of goods and services to UK consumers, both online and in-stores. They grant consumers a minimum standard of rights (including with regard to title, fitness for purpose, cooling-off periods, product delivery & returns and defective or misleadingly described goods) as well as imposing requirements on businesses with regard to the information that must be provided to a consumer, both prior to and after entering into a contract. The regulations also govern the way businesses market and promote consumer products, as well as their communications with consumers across all formats (whether online or in-store).

Data Protection

The key relevant regulations applicable to the processing of the data of UK citizens are the UK Data Protection Act 2018 (the “DPA”) and the retained UK version of the EU General Data Protection Regulation (the “UK GDPR”) (collectively referred to as the “DP Legislation”). The purpose of the DP Legislation is to ensure the protection of personal data of living individuals in the UK (e.g., employees, customers), to ensure such data is processed securely, fairly and transparently and to restrict the way such data is shared with third parties, including internationally. The DP Legislation also enshrines certain rights for individuals, which may be enforced against companies, including rights to access their data or have it deleted.

The DP Legislation includes robust penalties for non-compliance, including fines of up to 4% of an organization’s global annual turnover. The legislation requires those entities subject to it to give specific types of information and notices to data subjects (which will include customers, suppliers and its own staff) and in some cases seek consent from such data subjects before collecting or using their data for certain purposes, including but not limited to some marketing activities.

Electronic Communications

The Privacy and Electronic Communications Regulations 2003 (“PECR”) impose obligations on businesses with regard to any electronic communications with UK consumers. PECR sits alongside the DPA and grants individuals in the UK specific privacy rights in relation to electronic communications, including imposing specific rules on marketing calls, emails, texts, and faxes; the placing of cookies (pixels, tags and similar technologies); keeping communications services secure; and customer privacy as regards traffic and location data, itemized billing, line identification, and directory listings. The aim of the regulation is to protect consumers from unsolicited marketing and to give them greater control over the receipt of electronic marketing communications.

Other Key United Kingdom Regulations Applicable to UK Companies

Anti-Bribery & Corruption

The Bribery Act 2010 of the United Kingdom (the “BA”) imposes obligations on UK businesses with the aim of preventing bribery and corruption. The BA has “extra-territorial” effect with the aim of preventing the giving or receiving of bribes (including low level facilitation or “grease” payments) regardless of where such acts take place — i.e. whether in the UK or any other country in the world.

The BA includes a corporate offence of “failure to prevent bribery” which puts an onus on companies to have in place a set of “adequate procedures” to prevent bribery within their organization and supply chain globally — such procedures may include staff and supplier training; policies; senior level commitment; and due diligence on suppliers and associated parties. The BA creates both civil and criminal offences, while penalties for breaching the legislation include fines and imprisonment (including for directors, where a company is liable for failure to prevent bribery).

Modern Slavery

The Modern Slavery Act 2015 (the “MSA”) imposes obligations on UK businesses with the aim of preventing modern slavery both within UK businesses and their global supply chains. The MSA requires certain large organizations (with a turnover of £36 million or more) to publish an annual Modern Slavery Act Transparency Statement, the purpose of which is for such organizations to, in summary, set out the measures they have in place and provide a detailed picture of all the steps they are taking, to ensure that their business and supply chains are free of modern slavery.

United Kingdom Regulations Relating to Employment

The Employment Rights Act 1996 (“ERA”) is the primary piece of legislation which governs the relationship between Neo-Concept UK and those of its employees who work in England and Wales. The ERA regulates matters such as particulars of employment, protection of wages, whistleblowing, protection from detriment in employment, time off work, leave for maternity, paternity, and adoption, shared parental leave and parental leave, flexible working, termination of employment, unfair dismissal, redundancy and redundancy payments.

Neo-Concept UK is also subject to various other statutes which apply with respect to its employment arrangements in England and Wales, including (a) Working Time Regulations 1998 which covers matters such as holiday and holiday pay, working hours and rest breaks; (b) Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002 which covers treatment of fixed term employees; (c) Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2002 which covers treatment of part-time workers; (d) Equality Act 2010 which provides protection against unlawful discrimination in employment; (e) Health and Safety at Work Act 1974 which covers occupational health and safety; (f) Transfer of Undertakings (Protection of Employment) Regulations 2006 which, amongst other things, provides restrictions on varying terms and conditions of employment in connection with a transfer; (g) Trade Union and Labour Relations (Consolidation) Act 1992 which, amongst other things, provides for consultation requirements in respect of collective dismissals; (h) National Minimum Wage Act 1998 which implements a minimum hourly rate of pay set by the government that applies to all workers over compulsory school leaving age; and (i) Copyright, Designs and Patents Act 1988 and Patents Act 1977, which together create a statutory framework for employers to own the inventions and literary work made or created by their employees in the course of their employment.

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this report:

Name	Background	Ownership
Neo-Concept Apparel Group Limited (“NCA”)	- A BVI company - Incorporated in August 2008 - Issued Share Capital of US$100 - Intermediate holding company	100% owned by NCI

Neo-Concept International Company Limited (“Neo-Concept HK”)	- A Hong Kong company - Incorporated in October 1992 - Issued Share Capital of HKD 100,000 - Provision of one-stop apparel solution services	100% owned by NCA

Neo-Concept (UK) Limited (“Neo-Concept UK”)	- A UK company - Incorporated in August 2000 - Issued Share Capital of GBP100 - Provision of online and offline retail sales of apparel products	100% owned by Neo-Concept HK

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder owns 71.5% of our total issued and outstanding Ordinary Shares, representing 71.5% of the total voting power.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

Exclusive Territory and Non-Competition Agreement

NCH also operates as a comprehensive apparel solutions services provider in North America and Europe principally. As such, NCH is in direct competition with our business in such regions. To address this, we entered into an Exclusive Territory and Non-Competition Agreement (“Agreement”) with Neo-Concept (BVI) Limited, Ample Excellence Limited and Splendid Vibe Limited (collectively the “Parent Group”), the holding companies of NCH and other subsidiaries under the common control of our Controlling Shareholder.

Under the Agreement we entered into with the Parent Group, we have agreed that during the non-competition period (which will end on the later of (1) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifth anniversary of the completion of our IPO) that the Parent Group and its subsidiaries, including NCH but excluding NCI Group) (the “Neo Concept Group”), will not compete with our Company in the businesses currently conducted by us through our Operating Subsidiaries in North America and Europe namely, the businesses of apparel solution services in the UK, Europe and North America (the “Protected Territories”) and retail sale of apparel products. However, since we are in the process of and have not yet obtained all of the certifications required by certain clients to guarantee that their raw material sourcing meets international standards we have agreed that Neo Concept Group shall continue to service its existing portfolio of customers in the Protected Territories that require the additional certifications provided that once NCI Group obtains and provides documentation that the necessary certifications required by a Portfolio Customer have been secured, Neo Concept Group will use its best endeavors to transfer within 45 days the Portfolio Customers to NCI Group. In the event that Neo Concept Group is unable, unsuccessful or a Portfolio Customer is unwilling to the transfer of its account to NCI Group, then NCI Group shall be entitled to receive the economic benefit inuring to Neo Concept Group from that Portfolio Customer as measured by a royalty of 10% of all sales and services by Neo Concept Group to that Portfolio Customer.

As of the date of this report, we have a total of 11 customers which we provide apparel solution services, each of which are not current clients of NCH and are therefore protected under the terms of the Agreement. Under the terms of the Agreement, we retain the right to sell to any of NCH’s existing portfolio of customers.

The Agreement also provides for a non-solicitation obligation so that NCH may not, during the non-competition period, hire, or solicit for hire, any active employees of, or individuals providing consulting services to NCI or its subsidiaries, or any former employees of, or individuals providing consulting services to NCI or its subsidiaries within six months of the termination of their employment or consulting services, without NCI’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

D. Property, plant and equipment.

We do not own any real property.

Our principal executive office is located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Hong Kong. The office has a size of approximately 10,700 square feet. We lease our office in Hong Kong from our affiliated company, NCH. The rental was included in management fee charged to us for the years ended December 31, 2021 while for the year ended December 31, 2022, we entered into official rental agreement for the premises and accounted for the relevant cost as rental expense. See “Related Party Transactions” for details.

We currently lease three retail shops in London, UK, totaling approximately 3,000 square feet and an office with a size of approximately 700 square feet.

The following table sets out the details of the leases:

Property location	Approximate floor area	Lease term	Rent
10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Hong Kong	10,700 square feet	January 1, 2022 to December 31, 2023	HKD 60,000 per month
Ground floor and basement of 62 South Molton Street, London, UK	950 square feet (men’s store) 650 square feet (basement)	February 23, 2023 to February 22, 2033

Rent free from February 23, 2023 to August 22, 2024 and £60,000 during August 23, 2023 to February 22, 2024

£130,000 per year during February 23, 2024 to February 22, 2025

£140,000 per year during February 23, 2025 to February 22, 2026

£150,000 per year during February 23, 2026 to February 22, 2027

£170,000 per year during February 23, 2027 to February 22, 2033

Property location	Approximate floor area	Lease term	Rent
Ground floor and basement of 52 South Molton Street, London, UK	669 square feet (women’s store) 703 square feet (office & storage)	April 23, 2023 to April 23, 2033

Rent free from April 24, 2023 to October 23, 2023 and £40,000 during October 24, 2023 to April 23, 2024.

£85,000 per year during April 24, 2024 to April 23, 2025

£90,000 per year during April 24, 2025 to April 23, 2026

£95,000 per year during April 24, 2026 to April 23, 2027

£100,000 per year during April 24, 2027 to April 23, 2033

27 St John’s Wood, London, UK	700 square feet (mixed men’s and women’s store)	August 8, 2023 to February 7, 2024	£6,000 per month

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes which appear elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed elsewhere in this Annual Report, including those set forth under “Item 3. Key Information — D. Risk Factors.”

Exchange rate information

NCI is a holding company with operations conducted in Hong Kong through its key operating subsidiary in Hong Kong, Neo-Concept HK, using Hong Kong dollars. Neo-Concept HK’s reporting currency is Hong Kong dollars. Translations of amounts from HKD into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.8015, US$1 = HKD 7.8363 and US$1 = HKD 7.8109 on December 30, 2022, June 30, 2023 and December 29, 2023, respectively, as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the HKD or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate.

A. Results of operations

	For the Years Ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
REVENUES, NET	240,536,527	347,451,568	174,202,627	22,302,504

COST OF REVENUES
-Related parties	(29,522,341)	(103,159,420)	(34,213,521)	(4,380,228)
-External	(188,421,081)	(202,457,187)	(104,940,795)	(13,435,173)
	(217,943,422)	(305,616,607)	(139,154,316)	(17,815,401)
Gross profit	22,593,105	41,834,961	35,048,311	4,487,103

EXPENSES
Selling and marketing	(3,133,094)	(2,631,231)	(3,132,277)	(401,014)
General and administrative	(14,986,860)	(20,268,417)	(22,869,509)	(2,927,897)
Total expenses	(18,119,954)	(22,899,648)	(26,001,786)	(3,328,911)
INCOME FROM OPERATION	4,473,151	18,935,313	9,046,525	1,158,192

OTHER INCOME (EXPENSES)
Interest income	1	1	92,951	11,900
Interest expense	(2,492,179)	(6,133,455)	(5,759,182)	(737,326)
Other income	5,217,777	2,586,019	2,662,360	340,852
Other expense	(5,953)	(7,444)	(302,784)	(38,764)
Total other income (expenses), net	2,719,646	(3,554,879	(3,306,655)	(423,338)
INCOME BEFORE TAX EXPENSES	7,192,797	15,380,434	5,739,870	734,854
INCOME TAX EXPENSES	(1,742,282)	(2,979,918)	(1,325,137)	(169,652)
NET INCOME	5,450,515	12,400,516	4,414,733	565,202

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenue

For the years ended December 31, 2022 and 2021, we generated our revenue through two revenue streams: sales of private(labelled apparel products and retail sales of own(branded apparel products.

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Sales of private-labelled apparel products	336,306,554	156,316,352	20,012,592
Retail sales of own-branded apparel products	11,145,014	17,886,275	2,289,912
Total	347,451,568	174,202,627	22,302,504

Our revenue decreased by 49.9% to HKD174,202,627 (US$22,302,504) for the year ended December 31, 2023, from HKD347,451,568 for the year ended December 31, 2022. The decrease was mainly caused by the decrease in sales of private(labelled apparel products by 53.5% to HKD156,316,352 (US$20,012,592) for the year ended December 31, 2023, from HK336,306,554 for the year ended December 31, 2022, which was mainly due to decrease of orders from our largest customer.

Cost of revenue

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Private-labelled apparel products	301,429,220	134,239,759	17,186,208
Own-branded apparel products	4,187,387	4,914,557	629,193
Total	305,616,607	139,154,316	17,815,401

Our cost of revenue decreased by 54.5% to HKD139,085,780 (US$17,806,627) for the year ended December 31, 2023, from HKD305,616,607 for the year ended December 31, 2022. The decrease was in correspondence to our decrease of sales in revenue.

Gross profit and gross profit margin

	For the year ended December 31,
	2022				2023
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%	HKD	HKD	HKD	%
Private-labelled apparel products	336,306,554	301,429,220	34,877,334	10.4%	156,316,352	134,239,759	22,076,593	14.1%
Own-branded apparel products	11,145,014	4,187,387	6,957,627	62.4%	17,886,275	4,914,557	12,971,718	72.5%
Total	347,451,568	305,616,607	41,834,961	12.0%	174,202,627	139,154,316	35,048,311	20.1%

Our overall gross profit decreased by 16.2% to HKD35,048,311 (US$4,487,103) for the year ended December 31, 2023, from HKD41,834,961 for the year ended December 31, 2022, primarily due to the decrease in our revenue. Our overall gross profit margin however increased by 8.1 percentage points to 20.2% for the year ended December 31, 2023, from 12.0% for the year ended December 31, 2022, mainly due to our increase in sales of products with higher margin.

Our gross profit for private-labelled apparel products decreased by 36.5% to HKD22,145,129 (US$2,835,157) for the year ended December 31, 2023, from HKD34,877,334 for the year ended December 31, 2022. The decrease was principally in correspondence to the decrease of revenue upon the decrease of orders from our largest customer. Our gross profit margin for private-labelled apparel products however increased by 3.8 percentage points to 14.2% for the year ended December 31, 2023, from 10.4% for the year ended December 31, 2022 as we increased our sales in products with higher margin in 2023.

Our gross profit for own-branded apparel products increased by 85.5% to HKD12,903,182 (US$1,651,946) for the year ended December 31, 2023, from HKD6,957,627 for the year ended December 31, 2022. The increase was mainly due to business expansion including open-up of new retail shops in the UK. Our gross profit margin for own-branded apparel products increased by 9.7 percentage points to 72.1% for the year ended December 31, 2023, from 62.4% for the year ended December 31, 2022. The increase was mainly due to the increase in sales of products with higher margin.

Selling and marketing expenses

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Transportation costs	1,057,957	333,257	113,406
Marketing and displaying expenses	1,573,274	2,799,020	287,608
Total selling and marketing expenses	2,631,231	3,132,277	401,014

Our selling and marketing expenses increased by 19.0% to HKD3,132,277 (US$401,014) for the year ended December 31, 2023, from HKD2,631,231 for the year ended December 31, 2022, primarily due to increase in marketing and displaying expenses due to business expansion including open up of new retail shops in the UK, which were partially offset by the decrease in transportation costs as a result of decrease in sales.

General and administrative expenses

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Staff costs	12,436,317	13,260,898	1,697,743
Rental and office expenses	3,205,017	3,260,273	417,401
Insurance	59,595	66,393	8,500
Amortization of intangible assets	137,358	112,049	14,345
Depreciation	11,114	33,091	4,237
Expected credit loss	—	1,383,316	177,101
Legal and professional fee	3,654,819	2,204,622	282,249
Others	764,197	2,548,867	326,321
	20,268,417	22,869,509	2,927,897

Our general and administrative expenses increased by 11.4% to HKD22,869,509 (US$2,927,897) for the year ended December 31, 2023, from HKD20,268,417 for the year ended December 31, 2022, the increase was principally due to the increase in rental and office expenses due to business expansion including open-up of new retail shops in the UK, expected credit loss and impairment losses on receivables, which were partially offset by the decrease in legal and professional fee as the engagements for professionals to assist us in the preparation for our IPO project reduced.

Interest expense

Our interest expense represented factoring charges and interest expense for our bank borrowings, which stayed relatively stable at HKD6,133,455 and HKD5,759,182 (US$737,326) for the year ended December 31, 2022, and 2023, respectively.

Other income

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Agency income	2,586,019	2,662,034	340,810
Other	—	326	42
	2,586,019	2,662,360	340,852

Our agency income representing service fee charged to a related party, NCH, for promoting NCH’s products in UK stayed relatively stable at HKD2,586,019 and 2,662,034 (US$340,810) for the year ended December 31, 2022, and 2023, respectively.

Other expenses

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Exchange loss, net	(7,444)	(168,356)	(21,554)
Penalty	—	(134,428)	(17,210)
	(7,444)	(302,784)	(38,764)

Our other expenses increased by 3,967.5% to HKD302,784 (US$38,764) for the year ended December 31, 2023, from HKD7,444 for the year ended December 31, 2022, the increase was principally due to the increase in exchange loss, net due to currency fluctuation and increase in penalty arising in the normal course of business.

Provision for income tax expense

	For the Years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Current:
Hong Kong	2,979,918	928,973	118,941
UK	—	388,228	49,703
	2,979,918	1,317,201	168,644
Deferred:
UK	—	7,867	1,008
Total provision for income taxes	2,979,918	1,325,137	169,652

Provision for income tax expense represents current profit tax. Current profit tax represented tax recorded in Hong Kong.

Hong Kong current profit tax arose from the operation of Neo-Concept HK in Hong Kong and its applicable tax rate is 16.5%. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2,000,000, and 16.5% on any part of assessable profits over HKD2,000,000.

Our income tax expense decreased by 55.5% to HKD1,35,137 (US$169,652) for the year ended December 31, 2023 from HKD2,979,918 for the year ended December 31, 2022, mainly due to the decrease in assessable profit.

Our effective tax rate increased by 3.7 percentage points to 23.1% for the year ended December 31, 2023 from 19.4% for the year ended December 31, 2022. The increase in effective tax rate was mainly due to Neo-Concept UK changed from loss-making to profitable.

Net income

Our net income decreased by 64.4% to HKD4,414,733 (US$565,202) for the year ended December 31, 2023, from HKD12,400,516 for the year ended December 31, 2022. The decrease in net income was predominantly due to the decrease in our revenue in 2022.

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenue

For the years ended December 31, 2022 and 2021, we generated our revenue through two revenue streams: sales of private-labelled apparel products and retail sales of own-branded apparel products.

	For the years ended December 31,
	2021	2022	2022
	HKD	HKD	US$
Sales of private-labelled apparel products	237,282,262	336,306,554	43,107,935
Retail sales of own-branded apparel products	3,254,265	11,145,014	1,428,573
Total	240,536,527	347,451,568	44,536,508

Our revenue increased by 44.4% to HKD347,451,568 (US$44,536,508) for the year ended December 31, 2022, from HKD240,536,527 for the year ended December 31, 2021. The increase was mainly contributed by the increase in sales of private-labelled apparel products by 41.7% to HKD336,306,554 (US$43,107,935) for the year ended December 31, 2022, from HK237,282,262 for the year ended December 31, 2021, which was mainly due to the post-COVID-19 recovery of economy and restoration of business of our customers in 2022.

Cost of revenue

	For the years ended December 31,
	2021	2022	2022
	HKD	HKD	US$
Private(labelled apparel products	216,523,165	301,429,220	38,637,342
Own(branded apparel products	1,420,257	4,187,387	536,741
Total	217,943,422	305,616,607	39,174,083

Our cost of revenue increased by 40.2% to HKD305,616,607 (US$39,174,083) for the year ended December 31, 2022, from HKD217,943,422 for the year ended December 31, 2021. The increase was in correspondence to our increase of sales in revenue.

Gross profit and gross profit margin

	For the year ended December 31,
	2021				2022
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%	HKD	HKD	HKD	%
Private(labelled apparel products	237,282,262	216,523,165	20,759,097	8.7%	336,306,554	301,429,220	34,877,334	10.4%
Own(branded apparel products	3,254,265	1,420,257	1,834,008	56.4%	11,145,014	4,187,387	6,957,627	62.4%
Total	240,536,527	217,943,422	22,593,105	9.4%	347,451,568	305,616,607	41,834,961	12.0%

Our overall gross profit increased by 85.2% to HKD41,834,961 (US$5,362,425) for the year ended December 31, 2022, from HKD22,593,105 for the year ended December 31, 2021, primarily due to the increase in our revenue. Our overall gross profit margin increased by 2.6 percentage points to 12.0% for the year ended December 31, 2022, from 9.4% for the year ended December 31, 2021, mainly due to our increase in sales of products with higher margin and the advantage from bulk purchase.

Our gross profit for private-labelled apparel products increased by 68.0% to HKD34,877,334 (US$4,470,593) for the year ended December 31, 2022, from HKD20,759,097 for the year ended December 31, 2021. The increase was principally in correspondence to the increase of revenue upon the post COVID-19 economic recovery. Our gross profit margin for private-labelled apparel products increased by 1.7 percentage points to 10.4% for the year ended December 31, 2022, from 8.7% for the year ended December 31, 2021 as we increased our sales in products with higher margin in 2022 and continue to increase our purchases from a major supplier to take advantage of bulk purchase.

Our gross profit for own-branded apparel products increased by 279.4% to HKD6,957,627 (US$891,832) for the year ended December 31, 2022, from HKD1,834,008 for the year ended December 31, 2021. The increase was mainly due to the recovery of economy and the increase in retail sales in the UK. Our gross profit margin for own-branded apparel products increased by 6.0 percentage points to 62.4% for the year ended December 31, 2022, from 56.4% for the year ended December 31, 2021. The increase was mainly due to the increase in sales of products with higher margin and the increase in sales of premium products with better pricing.

Selling and marketing expenses

	For the years ended December 31,
	2021	2022	2022
	HKD	HKD	US$
Transportation costs	1,960,336	1,057,957	135,609
Marketing and displaying expenses	1,172,758	1,573,274	201,663
Total selling and marketing expenses	3,133,094	2,631,231	337,272

Our selling and marketing expenses decreased by 16.0% to HKD2,631,231 (US$337,272) for the year ended December 31, 2022, from HKD3,133,094 for the year ended December 31, 2021, primarily due to decrease in transportation costs as the ocean freight rates decreased in 2022 after the surge in 2021, which were partially offset by the increase in marketing and displaying expenses due to the increase in marketing activities in 2022 to increase our brand awareness and the opening of an additional retail shop in London in 2022.

General and administrative expenses

	For the years ended December 31,
	2021	2022	2022
	HKD	HKD	US$
Staff costs	6,324,017	12,436,317	1,592,175
Rental and office expenses	2,486,443	3,205,017	410,326
Insurance	743,218	59,595	7,630
Amortization of intangible assets	151,634	137,358	17,585
Depreciation	136,236	11,114	1,423
Legal and professional fee	623,530	3,654,819	467,913
Management fee	4,223,236	—
Others	298,546	764,197	97,837
	14,986,860	20,268,417	2,594,889

Our general and administrative expenses increased by 35.2% to HKD20,268,417 (US$2,598,015) for the year ended December 31, 2022, from HKD14,986,860 for the year ended December 31, 2021, the increase was principally due to the increase in staff costs due to increase in headcount to cope with the business recovery and expected business expansion, rental and office expenses due to (i) the increase in contingent rent following the increase in revenue from retail shops in London; and (ii) the increase in office expenses to cope with our business activities and expansion upon post-COVID recovery of economy and restoration of business, and legal and professional fee as we engaged professionals to assist us in the preparation for our IPO project.

Interest expense

Our interest expense represented factoring charges and interest expense for our bank borrowings, which increased by 146.1% to HKD6,133,455 (US$786,189) for the year ended December 31, 2022, from HKD2,492,179 for the year ended December 31, 2021. The increase was principally attributable to the increase in financing activities and the increase in interest rate during the year ended December 31, 2022.

Other income

	For the years ended December 31,
	2021	2022	2022
	HKD	HKD	US$
Government subsidies	2,313,438	—	—
Agency income	2,904,339	2,586,019	331,477
	5,217,777	2,586,019	331,477

Our other income decreased by 50.4% to HKD2,586,019 (US$331,477) for the year ended December 31, 2022, from HKD5,217,777 for the year ended December 31, 2021, principally due to decrease in government subsidies because no government subsidies were received during the year ended December 31, 2022. There were no unfulfilled conditions or other contingencies relating to the government subsidies.

Our agency income represented service fee charged to a related party, NCH, for promoting NCH’s products in UK. Agency income remained relatively stable at HKD2,904,339 and HKD2,586,019 (US$331,477) for the year ended December 31, 2021, and 2022, respectively.

Other expenses

	For the years ended December 31,
	2021	2022	2022
	HKD	HKD	US$
Exchange loss, net	(5,953)	(7,444)	(954)
	(5,953)	(7,444)	(954)

Our other expenses remained relatively stable at HKD5,953 and HKD7,444 (US$954) for the year ended December 31, 2021, and 2022, respectively.

Provision for income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended December 31, 2022 and 2021:

	For the Years ended December 31,
	2021	2022	2022
	HKD	HKD	US$
Current:
Hong Kong	1,742,282	2,979,918	381,967
	1,742,282	2,979,918	381,967
Total provision for income taxes	1,742,282	2,979,918	381,967

Provision for income tax expense represents current profit tax. Current profit tax represented tax recorded in Hong Kong.

Hong Kong current profit tax arose from the operation of Neo(Concept HK in Hong Kong and its applicable tax rate is 16.5%. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2,000,000, and 16.5% on any part of assessable profits over HKD2,000,000.

Our income tax expense increased by 71.0% to HKD2,979,918 (US$381,967) for the year ended December 31, 2022 from HKD1,742,282 for the year ended December 31, 2021, mainly due to the increase in assessable profit.

Our effective tax rate decreased by 4.8 percentage points to 19.4% for the year ended December 31, 2022 from 24.2% for the year ended December 31, 2021. The decrease in effective tax rate was mainly due to temporary difference arising from Neo-Concept NY not recognized in 2021.

Net income

Our net income increased by 173.6% to HKD14,914,678 (US$1,911,771) for the year ended December 31, 2022, from HKD5,450,515 for the year ended December 31, 2021. The increase in net income was predominantly due to the increase in our revenue in 2022.

B. Liquidity and capital resources

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	8,593,063	5,849,306	748,865
Accounts receivable, net	10,339,186	32,343,592	4,140,828
Other current assets, net	4,380,864	20,225,722	2,589,425
Due from related parties	16,272,733	—	—
Inventories, net	1,299,895	5,320,199	681,125
Total current assets	40,885,741	63,738,819	8,160,243

CURRENT LIABILITIES
Bank borrowings	83,962,426	30,753,400	3,937,242
Accounts payable	10,429,941	—	—
Accruals and other payables	2,242,615	3,205,705	410,413
Due to related parties	—	34,243,244	4,384,033
Operating lease liabilities	653,344	708,829	90,750
Tax payable	4,885,548	916,436	117,329
Total current liabilities	102,173,874	69,827,614	8,939,767
Net current liabilities	(61,288,133)	(6,088,795)	(779,524)

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 60 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable increased by 212.8% to HKD32,343,592 (US$4,140,828) as of December 31, 2023, from HKD10,339,186 as of December 31, 2022, because we utilized less factoring of accounts receivable to save from high arrangement fee.

Other current assets, net

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Deferred IPO costs	4,229,639	8,148,021	1,043,160
Prepayments	129,229	12,021,838	1,539,110
Others	21,996	55,863	7,155
Total	4,380,864	20,225,722	2,589,425

Our other current assets, net increased by 361.7% to HKD20,225,722 (US$2,589,425) as of December 31, 2023, from HKD4,380,864 as of December 31, 2022. The increase was primarily attributable to the increase in prepayments to suppliers to secure our supplies for production and business.

Inventories

Our inventories represented owen-branded apparel products at our retail shops in London. Our inventories increased by 309.3% to HKD5,320,199 (US$681,125) as of December 31, 2022. We increased our inventory level as of December 31, 2023 to cope with the increase in retail sales as we opened an additional retail shop in London in 2023.

We review our inventory levels on a regular basis. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

During the years ended December 31, 2021 and 2022, our obsolete and slow-moving inventories amounted to nil and nil, respectively.

Accounts payable

Our accounts payable mainly related to the purchase of apparel products from our suppliers. Our suppliers usually granted us a credit period between 30 and 60 days.

Our accounts payable decreased by 100.0% to nil as of December 31, 2023, from HKD10,429,941 as of December 31, 2022, which was because we increase our prepayment to secure our production and to take advantage of early payment.

Accruals and other payables

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Payroll payable	734,454	2,185,617	279,816
Interest payable	412,442	46,397	5,940
Value added tax	905,214	834,902	106,889
Others	190,505	138,789	17,768
Total	2,242,615	3,205,705	410,413

Our accruals and other payables increased by 42.9% to HKD3,205,704 (US$410,414) as of December 31, 2023, from HKD2,242,615 as of December 31, 2021, principally due to the increase of payroll payable as a result of headcount increase and value added tax payable principally resulting from business expansion in the UK.

Operating lease liabilities

Our operating lease liabilities mainly related to our office in Hong Kong and retail shops in the UK.

Cash Flows

Our use of cash primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the Years Ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Cash and cash equivalents at the beginning of the year	421,495	1,428,243	8,593,063	1,100,137
Net cash used in operating activities	10,270,422	(42,759,538)	(49,225,351)	(6,302,136)
Net cash used in investing activities	(78,190)	(73,526)	(1,275,847)	(163,342)
Net cash from financing activities	(9,185,484)	49,997,884	47,546,606	6,087,213
	1,428,243	8,593,063	5,638,471	721,872

Cash generated from (used in) operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended December 31, 2021, we had net cash generated from operating activities of HKD10,270,422 (US$1,316,788) mainly arising from net income from our operation of HK$5,450,515, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD136,236 (US$17,467); and (ii) amortization of intangible assets of HKD151,634 (US$19,441). Changes in operating assets and liabilities mainly include (i) the increase in accounts payable of HKD32,554,096 (US$4,173,816) which was in line with the increase in our cost of revenue; and (ii) the increase in tax payable of HKD1,742,282 (US$223,381) due to more assessable profit generated by Neo-Concept HK as a result of the increase in revenue during the year, and partially offset by (i) increase in accounts receivables of HKD29,744,236 (US$3,813,559); and (ii) the increase in other current assets, net of HKD589,596 (US$75,593) which was primarily attributable to the deferred IPO costs as we engaged professionals to assist us in preparation for our IPO project.

For the year ended December 31, 2022, we had net cash used in operating activities of HKD42,759,538 (US$5,480,936) mainly arising from net income from our operation of HK$12,400,516 (US$1,589,505), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD11,114 (US$1,425); and (ii) amortization of intangible assets of HKD137,358 (US$17,607). Changes in operating assets and liabilities mainly include (i) the increase in other current assets, net of HKD3,796,835 (US$486,680) due to the increase in our deferred IPO costs; (ii) the increase in inventories of HKD619,878 (US$79,456) to cope with the increase in retail sales as we opened an additional retail shop in London in 2022; and (iii) the decrease in accounts payable of HKD74,184,359 (US$9,508,987) as we sped up our settlement of accounts payable to take advantage of bulk purchase; and partially offset by (i) decrease in accounts receivable of HKD19,369,617 (US$2,482,807) because we sped up the collection of accounts receivable by way of factoring so as to strengthen our liquidity for the year ended December 31, 2022; (ii) increase in accruals and other payables of HKD921,015 (US$118,056) mainly due to the increase in value added tax payable; and (ii) the increase in tax payable of HKD3,001,914 (US$384,787).

For the year ended December 31, 2023, we had net cash used in operating activities of HKD 49,225,351 (US$6,302,136) mainly arising from net income from our operation of HK$4,414,733 (US$ 565,202), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD33,091 (US$4,237); (ii) amortization of intangible assets of HKD112,049 (US$14,345); inventory provision of HKD68,536 (US$8,774); and allowance for expected credit loss of HKD1,383,316 (US$177,101). Changes in operating assets and liabilities mainly include (i) increase in trade receivable of HKD23,387,722 (US$2,994,242) because we utilized less factoring of accounts receivable; (ii) increase of other current assets, net of HKD14,332,426 (US$1,834,926) due to increase in prepayments to suppliers to secure our supplies for production and business; (iii) the increase in inventories of HKD4,088,840 (US$523,479) to cope with the increase in retail sales as we opened an additional retail shop in London in 2023; and (iv) the decrease in accounts payable of HKD10,429,941 (US$1,335,306) as we increased our prepayment to secure our production; and (v) decrease if tax payable of HKD3,969,112 (US$508,150) as our assessable profit reduced in 2023, and partially offset by (i) increase in accruals and other payables of HKD963,089 (US$ 123,301) principally due to the increase of payroll payable as a result of headcount increase and value added tax payable principally resulting from business expansion in the UK.

Cash used in investing activities

For the year ended December 31, 2021, net cash used in investing activities was HKD78,190 (US$10,025) which related to the acquisition of computer and office equipment.

For the year ended December 31, 2022, net cash used in investing activities was HKD73,526 (US$9,425) which related to the acquisition of computer and office equipment.

For the year ended December 31, 2023, net cash used in investing activities was HKD1,275,847 (US$163,342) which related to the acquisition of computer and office equipment and leasehold improvement.

Net cash (used in)/from financing activities

For the year ended December 31, 2021, net cash used in financing activities of HKD9,185,484 (US$1,177,686) consisted of (i) repayment for bank borrowings of HKD220,367,256 (US$28,253,661); and (ii) advance to related parties of HKD31,642,544 (US$4,056,944), the effects of which were partially offset by proceeds from bank borrowings of HKD243,090,875 (US$31,167,095).

For the year ended December 31, 2022, net cash from financing activities of HKD49,997,884 (US$6,408,752) consisted of (i) proceeds from bank borrowings of HKD508,716,999 (US$65,207,588), the effects of which were partially offset by (i) repayment for bank borrowings of HKD452,377,168 (US$57,985,922); and (ii) advance to related parties of HKD6,341,947 (US$812,914).

For the year ended December 31, 2023, net cash from financing activities of HKD47,546,606 (US$6,087,213) consisted of (i) proceeds from bank borrowings of HKD115,018,274 (US$14,725,356); and (ii) advance from related parties of HKD101,130,691 (US$12,947,380), the effects of which were partially offset by (i) repayment for bank borrowings of HKD168,602,359 (US$21,585,523).

Cash Flow Sufficiency

In order to meet the debt obligations and operating needs of our business, our management expects to satisfy the cash flow needs through (i) maintaining stable relationships with banks in order to renew the bank loans upon maturity or to arrange for additional banking facilities for use when necessary; (ii) closely monitoring the collection status of account receivables and actively following up with our customers for settlements; (iii) continuing to speed up the collection of account receivables by way of factoring to strengthen our cash position; (iv) diversifying and broadening our customer base to avoid reliance on particular customers and to expand our sources of revenue and cash flow; and (v) effectively managing accounts payable and negotiating for longer credit periods from suppliers, when necessary.

We believe that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, and the measures mentioned above, will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this report.

Capital Expenditures

We incurred capital expenditures of HKD1,275,847 (US$163,342) and HKD78,190 for the years ended December 31, 2023 and 2022, respectively, which related to the acquisition of computer and office equipment and leasehold improvement.

As of December 31, 2023, we did not have any capital expenditure commitment.

Contractual Obligations

The following table summarized our undiscounted contractual obligations as of December 31, 2022:

	Payment due by period
	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	2,014,564	5,513,198	6,069,718	13,447,761	27,045,241

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

C. Research and development, patents and licenses

To date, we do not own any patents, copyrights, or trademarks. We, through our Operating Subsidiaries, own and maintain the registered domains www.les100ciels.com and www.neo-ig.com, and the following trademark registered in the United Kingdom:

No.	Trademark	Place of registration	Trademark number	Owner	Class	Expiry Date
1.		United Kingdom	UK00003803682	NCI	23, 24, 25, 35	June 27, 2032

We are licensed to use the trademarks “les 100 ciels” under a royalty free license agreement granted by our affiliated company controlled by our Controlling Shareholders, NCH. The license is an exclusive and irrevocable royalty-free license, valid for an initial term of five years until December 31, 2026, with an option to renew for a further term of five-years.

D. Trend information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; and (iii) long-term investment. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s doubtful accounts. The group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023 and 2022, the allowance for doubtful accounts was nil.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	1 – 3 years

Furniture and fixtures	3 years

Motor vehicles	5 years

Leasehold improvements	Over the shorter of the lease term or estimated useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of operations on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The lease standard provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023, 2022 and 2021, the Group did not have any impairment loss against its operating lease right-of-use assets.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2023, 2022 and 2021, no impairment of long-lived assets was recognized.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table provides information regarding the executive officers and directors of the Company as of the date of this report:

Directors and Executive officers	Age	Position
Ms. Eva Yuk Yin Siu	62	Director, Chairlady of the Board, Chief Executive Officer
Ms. Man Chi Wai	66	Director
Mr. Patrick Kwok Fai Lau	51	Chief Financial Officer
Mr. To Wai Suen	49	Independent Director Nominee*
Mr. Mark Gary Singer	66	Independent Director Nominee*
Ms. Josephine Yan Yeung	42	Independent Director Nominee*

*	The proposed nominees will become Independent Directors of our Company upon the effectiveness of the registration statement of which this report forms a part.

Ms. Eva Yuk Yin Siu has served as our Chairlady of the Board, and a Director since July 2021. Ms. Siu was also appointed our Chief Executive Officer in May 2022. Ms. Siu is primarily responsible for NCI and its subsidiaries’ overall management, formulating operation direction, devising annual plans, strategic planning and business development. In October 1992 she co-founded Neo-Concept HK and has served as its director since October 1992. In August 2000 she also co-founded Neo-Concept UK. Neo-Concept HK and Neo-Concept UK, our operating subsidiaries, were established to intertwine the elements of fashion, where function, creativity, innovation, and craftsmanship are equally important and complementary with one another. Ms. Siu is also a director of NCH, a company incorporated in Hong Kong in October 1990, as well as certain subsidiaries under the NCH group. NCH and its subsidiaries are a comprehensive garment service solutions provider that provides an array of services in the apparel supply chain, including textile and clothing manufacturing through its factories based in the PRC. Ms. Siu has more than 30 years of experience in the fashion garment industry and her fashion sense and insight into fashion trends have laid a strong foundation for our business. Ms. Siu attended the True Light Middle School, Hong Kong.

Ms. Man Chi Wai has served as a Director since July 2021. Ms. Wai is primarily responsible for assisting the Chairlady of our Board with the overall management and operations of NCI and its subsidiaries. In October 1992 she co-founded Neo-Concept HK and has served as its director since October 1992. In August 2000 she also co-founded Neo-Concept UK. In 1983, Ms. Wai joined the Bonds Group of Companies as an administration secretary in the international trades division. From 1986 to 1990 she served as the administration manager in commercial projects section for Bonds Group of Companies. Ms. Wai is also a director of NCH since September, 1992, a company incorporated in Hong Kong in October 1990, as well as certain subsidiaries under the NCH group. NCH and its subsidiaries are a comprehensive garment service solutions provider that provides an array of services in the apparel supply chain, including textile and clothing manufacturing through its factories based in the PRC. Ms. Wai has more than 30 years of experience in the fashion garment industry and holds extensive operational and insights that have considerably contributed to our fast growth and unique corporate culture. Ms. Wai obtained a Higher Diploma of Business Studies in the Polytechnic College in 1979.

Mr. Patrick Kwok Fai Lau has served as our Chief Financial Officer since May 2022. Mr. Lau has been serving as the chief financial officer of Neo-Concept HK since December 2021. From September 2020 to November 2021, Mr. Lau was the chief financial officer of our affiliated company, NCH. Mr. Lau has more than 20 years of experience in the fields of accounting, auditing, financial advisory and corporate governance. From September 1996 to November 1997, Mr. Lau worked as an auditor at Glass Radcliffe Chan & Wee, an accounting firm. From December 1997 to April 1999, Mr. Lau was an associate at PricewaterhouseCoopers. From October 1999 to June 2011, Mr. Lau worked at served in various positions in KPMG, Hong Kong office, KPMG Huazhen (Guangzhou office) and KPMG Advisory (China) Limited, with his last position as a manager of KPMG Advisory (China) Limited, a consulting services company. From July 2011 to June 2016, Mr. Lau held various positions, including deputy general manager, financial controller, and company secretary, in BII Railway Transportation Technology Holdings Company Limited (HKSE: 1522). From July 2016 to October 2019, Mr. Lau served as the chief financial officer and company secretary of International Alliance Financial Leasing Co., Ltd. (HKSE: 1563).

Mr. Lau obtained a degree of Master of Science in Corporate Governance and Directorship (Distinction) from Hong Kong Baptist University in November 2014. He also obtained the HKICPA Diploma in Insolvency awarded by The Hong Kong Institute of Certified Public Accountants in June 2004. Mr. Lau has been a member of The Hong Kong

Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants since July 2003 and December 2007, respectively. He has also been a member of Beta Gamma Sigma Hong Kong, an international honor society for collegiate schools of business since April 2014.

Mr. Lau has been an independent non-executive director of Steering Holdings Limited (now known as FDB Holdings Limited) (HKSE: 1826) since January 2018, Ximei Resources Holding Limited (HKSE: 9936) since February 2020 and Zhongtian Construction (Hunan) Group Limited (HKSE: 2433) since March 2023. Mr. Lau was also an independent non-executive director of Jinhai International Group Holdings Limited (HKSE: 2225) from September 2017 to June 2020 and Sundy Service Group Co. Ltd (HKSE: 9608) from December 2020 to January 2024.

Mr. Mark Gary Singer became an independent Director upon the effectiveness of the registration statement of which this report forms a part and will be the Chairman of the Nominating and Corporate Governance Committees and a member of the Audit Committee and Compensation Committee. Mr. Singer has over 30 years of management experience spanning sales, supply chain, operations and logistical support for a wide range of companies from startups to medium cap. From May 1988 to June 1996, Mr. Singer worked at August Silk (formerly Diane Gilman) with his last position as Group Vice President of Sales, Production and Sourcing. From July 1996 to August 1998, Mr. Singer was Vice President of the Production and Product Development department at 17 North (Cable and Gauge label). From March 1998 to April 2002, Mr. Singer was the Director of Sales, Marketing and Product Development at Jones Apparel Group. From May 2002 to May 2013, Mr. Singer was the Chief Executive Officer of Neo-Concept (NY) Corporation. In September 2014, Mr. Singer founded MGS Consulting Services, a consulting services firm based in New York that works with early to mid-cap direct to consumer and wholesaler companies within the fashion industry. Mr. Singer currently serves as the President of MGS Consulting Services. From October 2019 to February 2021, Mr. Singer served as the President and part-time Chief Operations Officer at KBL Group International. Since October 2021, Mr. Singer serves as part-time Chief Operations Officers at Sophie Loo Jacobsen, a company engaged in sale of glass homeware both direct to consumer and to key wholesale accounts in US, Europe, UK and Australia. Since March 2022, Mr. Singer serves as part-time Chief Operations Office at Love, SVW, a start-up that will be based in New York and engage in sale of accessories. Mr. Singer has extensive experience in providing long term growth strategies. Mr. Singer obtained a Bachelor of Arts’ degree in History and Economics from Colgate University, Hamilton, New York in June 1979.

Mr. To Wai Suen became an independent Director upon the effectiveness of the registration statement of which this report forms a part and will serve as the Chairman of the Audit Committee, a member of the Compensation Committee and Nominating and Corporate Governance Committees of the Company. Mr. Suen has over 18 years of experience in finance and accounting. He is currently an independent director of MingZhu Logistics Holdings Limited, a company listed on NASDAQ (stock code: YGMZ) since September 2020. Also, he is an independent non-executive director of Huajin International Holdings Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 2738), since March 2023 and Huisen Household International Group Limited, a company whose shares are listed on the Main Board of the Stock Exchange (stock code: 2127), since December 2020. In addition, he served an independent non-executive director of CT Environmental Group Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 1363), from February 2018 to April 2019. From April 2018 to January 2022, Mr. Suen was also an independent director of China Zenix Auto International Limited (a company whose American depositary shares were previously listed on the New York Stock Exchange under the stock code “ZX” but was subsequently delisted in December 2018, and then was quoted on the over-the-counter markets under the stock code “ZXAIY” but was subsequently delisted in January 2022). Since February 2020, he has also served as an independent non-executive director of Ping An Securities Group (Holdings) Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 231) which was subsequently delisted in November 2022 and from January 2024 to March 2024, he was an independent director of J-Long Group Ltd, a company listed on NASDAQ (stock code: JL). Other than serving as an independent director, he served as the chief financial officer and company secretary of China Saite Group Company Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 153), from May 2015 to August 2016. In addition, he served as the company secretary to certain companies including IDT International Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 167), from January 2017 to April 2017, China Smarter Energy Group Holdings Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 1004), from February 2017 to April 2019, and Asia Energy Logistics Group Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 351), from July 2020 to April 2021, respectively. He also worked at an international audit firm from January 2001 to July 2013. Mr. Suen is a practising member of the Hong Kong Institute of Certified Public Accountants. He obtained a bachelor’s degree in commerce from The University of Western Australia in March 2001. We believe Mr. Suen is well qualified to serve on our board of directors based on his extensive work experience in accounting and finance.

Ms. Josephine Yan Yeung became our independent Director upon the effectiveness of the registration statement of which this report forms a part, and will serve as the Chairlady of Compensation Committee, a member of the Audit Committee and Nominating and Corporate Governance Committees of the Company. Ms. Yeung has approximately 19 years of experience in auditing, financial management, internal control, and corporate governance. From September 2003 to July 2009, Ms. Yeung held various positions in Ernst & Young Hong Kong, where she last served as manager in the assurance and advisory business services department, specializing in auditing listed companies in Hong Kong. From August 2009 to May 2017, Ms. Yeung worked at Verdant Group Ltd, a China focused private investment firm based in Hong Kong with her last position as a group finance director. She is a practicing member of The Hong Kong Institute of Certified Public Accountants and has been practicing in Noble Partners CPA Company, a Hong Kong-based audit firm since May 2017.

Ms. Yeung graduated from The Hong Kong University of Science and Technology in November 2003 with a Bachelor of Business Administration in Accounting degree. She was admitted as a member and fellow of the Association of Chartered Certified Accountants in the UK in February 2007 and February 2012, respectively. She was admitted as a member and fellow of The Hong Kong Institute of Certified Public Accountants in February 2008 and October 2017, respectively. She is currently a practicing certified public accountant in Hong Kong. Ms. Yeung served as a joint company secretary member of Sunlight (1977) Holdings Limited (HKSE: 8451) from April 2018 to May 2019. She also served as a company secretary of Tu Yi Holding Company Limited (HKSE: 1701) from June 2019 to June 2020.

Key Employees

Ms. Harriet Lewis is the managing director of Neo-Concept UK. Ms. Lewis joined our affiliated company, Neo-Concept (NY) Corporation and has served as its director and president since June 1999. Ms. Lewis has served as the director of Neo-Concept UK since August 2000.

From May 1973 to August 1974, Ms. Lewis worked as a creative designer at Allied Advertising Agency. From September 1975 to August 1979, Ms. Lewis worked at the Department of Printing at the Kwun Tong Technical institute, with her last position as an assistant lecturer. From September 1979 to December 1981, Ms. Lewis was a design coordinator and photographer at Myer Jewelry Mfr. Ltd. From January 1981 to May 1983, Ms. Lewis formed a partnership, Studio 3S, engaged in advertising and photography. From June 1983 to June 2000, Ms. Lewis co-founded Brabo (Caribbean) Limited, as a manufacturer of plastic and fabric souvenirs.

In November 1973, Ms. Lewis obtained a Higher Diploma in Industrial Design from the Hong Kong Polytechnic (currently, The Hong Kong Polytechnic University). In July 1975, she also obtained a technical teachers certificate from Education Department of The Hong Kong Technical Teachers’ College. In January 1998, Ms. Lewis was awarded a certified diploma in small business administration from the Associate of Certified Book-keepers. Ms. Lewis has been admitted as a member of the Institute of Printing, United Kingdom since December 1981.

Ms. Lewis is the sister of Ms. Siu.

Family Relationships

Save as disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation.

For the year ended December 31, 2023, we paid an aggregate of HKD 3,556,750 in cash (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023, December 31, 2022 and December 31, 2021, we had no outstanding equity awards.

C. Board Practices.

Our board of directors will consist of five directors, comprising two executive directors and three independent directors, upon the SEC’s declaration of effectiveness of the registration statement of which this report is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering Amended and Restated Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. We will also achieve gender diversity by having one female independent director out of the total of three independent directors, as well as Ms. Lau. Our board is well balanced and diversified in alignment with the business development and strategy of NCI and our subsidiaries.

Committees of the Board of Directors

Prior to the declaration of effectiveness of the registration statement of which this report forms a part, we intend to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. To Wai Suen, Mr. Mark Gary Singer and Ms. Josephine Yan Yeung and is chaired by Mr. To Wai Suen. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. To Wai Suen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee will consist of Mr. To Wai Suen, Mr. Mark Gary Singer and Ms. Josephine Yan Yeung and is chaired by Ms. Josephine Yan Yeung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements, annual bonuses, and employee pension and welfare benefit plans; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mr. To Wai Suen, Mr. Mark Gary Singer and Ms. Josephine Yan Yeung and is chaired by Mr. Mark Gary Singer. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing, reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	evaluating the performance and effectiveness of the board as a whole.

Board Diversity Matrix (As of May 14, 2024)

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023, December 31, 2022 and December 31, 2021, we had no outstanding equity awards.

Clawback Policy

On December 1, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

D. Employees.

As of December 31, 2023, we employed a total number of 24 full-time employees, 13 of whom are based in Hong Kong and 11 of whom are based in the UK. Our employees are employed in the areas of human resources and administration, management, product design and development, sourcing and logistics, and quality control. The remuneration package offered to our employees generally includes basic salary, bonuses and cash allowances or subsidies. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares beneficially held
Directors	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and executive officers(1)
Ms. Eva Yuk Yin Siu(3)	14,526,355	71.5%
Ms. Man Chi Wai(4)	392,515	1.9%
Mr. Patrick Kwok Fai Lau	—	—
Mr. Mark Gary Singer(2)	—	—
Mr. To Wai Suen(2)	—	—
Ms. Josephine Yeung Yan(2)	—	—
All directors and executive officers as a group (6 individuals)	14,918,870	73.4%

5% principal shareholders:
Ms. Eva Yuk Yin Siu(3)	14,526,355	71.5%
Asset Empire International Limited(3)(7)	14,526,355	71.5%
Splendid Vibe Limited(3)(4)(7)	16,561,800	81.5%
Neo-concept (BVI) Limited(5)(7)	14,761,800	72.6%
Ample Excellence Limited(6)(7)	1,800,000	8.9%
VIAPC 1 Limited(8)	1,642,930	8.1%

As of the date of this report, none of our outstanding Ordinary Shares are held by record holders in the United States.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.
(2)	Each of Mr. Mark Singer, Mr. To-Wai Suen and Ms. Josephine Yan Yeung accepted their appointment as our independent non-executive director, from the effective date of our registration statement on Form F-1 for our IPO.

(3)	Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
(4)	Ms. Man Chi Wai, a Director of the Company, owns the entire issued share capital of Ultra Sky Group Holdings Limited. Ultra Sky Group Holdings Limited, a company incorporated in the BVI with limited liability, holds 2.37% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
(5)	Neo-Concept (BVI) Limited, a company incorporated in the BVI with limited liability, owns 72.6% of the issued Shares of the Company.
(6)	Ample Excellence Limited, a company incorporated in the BVI with limited liability, owns 8.9% of the issued Shares of the Company.
(7)	The registered office address of each of these entities listed is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	VIAPC 1 Limited, a company incorporated in the Cayman Islands with limited liability, whose registered office address is at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands, owns 8.1% of the issued Shares of the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

List of Related Parties

Name of related parties	Relationship with the Company
Ms. Eva Yuk Yin Siu (“Ms. Siu”)	Chairman of the Board, Director, the Controlling Shareholder
Neo-Concept (Holdings) Company Limited (“NCH”)	A company under common control of the Controlling Shareholder

Amounts Due From (To) Related Parties

The following table set forth the breakdown of our balances due from related parties as of the dates indicated:

	As of December 31,				As of June 30,
	2021	2022	2023	2023	2023	2023
	HKD	HKD	HKD	US$	HKD	US$
Due from Ms. Siu	100,000	70,001	55,002	7,042	55,002	7,019
Due to NCH(1)	—	—	29,724,263	3,805,485	28,620,040	3,652,239
Due from NCH	7,242,784	16,202,732	—	—	—	—

The amounts due from (to) the related parties are unsecured, interest free with no specific repayment terms. Neo-Concept (Holdings) Company Limited (“NCH”) is a company incorporated in Hong Kong and controlled by Ms. Siu, the controlling shareholder of the Company. As of December 31, 2021 and 2022, the amount due from NCH was non-trade nature, being fund advance to NCH for its general operation. As of June 30, 2023 and December 31, 2023, the amount due to NCH was non-trade nature, being fund advance from NCH for general operation of the Company. As at the date of this report, the balance due from Ms. Siu was HK$55,002. The amount due from Ms. Siu was fully repaid upon the Company’s IPO.

On June 30, 2023, NCH agreed to forgive HKD 55 million (US$7.02 million) due to NCH by the Company. The amount was credited to additional paid-in capital. The amount forgiven represented funds transferred from NCH to the Company to support the general operation of the Company during the six months period ended June 30, 2023.

Accounts payable — related party

The following table set forth the breakdown of our accounts payable — related party as of the dates indicated:

	As of December 31,				As of June 30,
	2021	2022	2023	2023	2023	2023
	HKD	HKD	HKD	US$	HKD	US$
Due to NCH(1)	—	—	3,361,755	430,393	6,805,337	868,438

(1)	NCH waived HKD 55 million from the amount owed to it during the six months ended June 30, 2023.

The accounts payable to NCH as of December 31, 2023 and June 30, 2023 were unsecured, interest free with repayment on demand.

During the year ended December 31, 2021, the largest amount outstanding with the related parties was HK$100,000 due from Ms. Siu and HK$35,676,751 due from NCH. During the year ended December 31, 2022, the largest amount outstanding with the related parties was HK$100,000 due from Ms. Siu and HK$39,333,707 due from NCH. During the six months ended June 30, 2023, the largest amount outstanding with the related parties was HK$55,002 from Ms. Siu and HK$35,425,377 due to NCH. During the year ended December 31, 2023, the largest amount outstanding with the related parties was HK$55,002 from Ms. Siu and HK$33,086,018 due to NCH.

Transactions with Related Parties

Related party transactions during the three years ended December 31, 2021, 2022 and 2023

		For the Years Ended December 31,
	Nature	2021	2022	2022	2023	2023
		HKD	HKD	USD	HKD	USD
Neo-Concept (Holdings) Company Limited(1)	Management fee(2)	4,223,236	—	—	—	—
Neo-Concept (Holdings) Company Limited(1)	Rental expense(3)	—	720,000	92,290	720,000	92,179
Neo-Concept (Holdings) Company Limited(1)	Purchase of apparel products(4)	29,522,341	103,159,420	13,223,024	38,351,844	4,910,042
Neo-Concept (Holdings) Company Limited(1)	Agency income received(5)	2,904,339	2,586,019	331,477	2,705,234	346,341

(1)	An affiliate company incorporated in Hong Kong indirectly wholly-owned by the Controlling Shareholders.
(2)	Management fees, which included office overhead including rental and shared human resources expenses, were paid by Neo-Concept HK for use of the Hong Kong office located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Hong Kong for the years ended December 31, 2021. In December 2021, a group of employees of NCH were transferred to Neo-Concept HK and the arrangement for sharing human resource expenses was discontinued. On January 1, 2022, Neo-Concept HK and NCH entered into an official rental agreement for use of the Hong Kong office and the rental fees were accounted for as rental expenses for the year ended December 31, 2022 and 2023.
(3)	Rental expenses were paid by Neo-Concept HK for the lease of office premises located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Hong Kong.
(4)	During the normal course of business, Neo-Concept HK engaged NCH as supplier to produce and arrange delivery of products for its customers. The rates charged by NCH is consistent with the standard rates charged by Neo-Concept HK’s independent third-party supplier. We are of the opinion that the service fees paid to NCH, and the terms of service were negotiated at arm’s length.
(5)	Agency income refers to other income received from NCH, which was a discretionary payment made to Neo-Concept UK for promoting NCH’s products in the UK upon a pre-determined yearly sale target being achieved.

Related party transactions during the six months ended June 30, 2022 and 2023

		For the Six Months Ended June 30,
	Nature	2022	2023	2023
		HKD	HKD	USD
Neo-Concept (Holdings) Company Limited(1)	Rental expense(2)	360,000	360,000	45,876
Neo-Concept (Holdings) Company Limited(1)	Purchase of apparel products(3)	28,963,113	22,713,298	2,898,472

(1)	An affiliate company incorporated in Hong Kong indirectly wholly-owned by the Controlling Shareholders.
(2)	Rental expenses were paid by Neo-Concept HK for the lease of office premises located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Hong Kong.
(3)	During the normal course of business, Neo-Concept HK engaged NCH as supplier to produce and arrange delivery of products for its customers. The rates charged by NCH are consistent with the standard rates charged by Neo-Concept HK’s independent third-party supplier. We are of the opinion that the service fees paid to NCH, and the terms of service were negotiated at arm’s length.

Bank Facilities and Other Borrowing

Bank borrowings as at December 31, 2021, 2022 and 2023 and June 30, 2023 are as follows:

					Balance as at December 31,					Balance as at June 30,
Lender	Type	Maturity date	Currency	Interest rate	2021	2022	2022	2023	2023	2023	2023
					HKD	HKD	US$	HKD	US$	HKD	US$
The Hongkong and Shanghai Banking Corporation Limited(1)	Trading finance	Within 1 year	HKD	Bank prevailing rates	27,472,039	44,500,679	5,704,118	—	—	33,448,796	4,268,443
HSBC UK Bank plc(2)	Term loan	June 15, 2026	GBP	2.5%	525,615	375,059	48,075	—	—	—	—
DBS Bank (Hong Kong) Limited(1)	Trading finance	Within 1 year	HKD	Bank prevailing rates	—	17,232,296	2,208,844	—	—	—	—
Dah Sing Bank, Limited(1)	Overdraft	Within 1 year	HKD	Bank prevailing rates	—	22,229,451	2,849,382	—	—	10,570,842	1,348,958
Citibank, N.A., Hong Kong Branch(3)	Trading finance	Within 1 year	US$	Bank prevailing rates	—	—	—	5,809,927	743,823	—	—
Total					27,997,654	84,337,485	10,810,419	5,809,927	743,823	44,019,638	5,617,401

(1)	Neo-Concept HK, together with NCH entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong for combined banking facilities which were shared by Neo-Concept HK and NCH. The banking facilities were secured, details of which are set out as follows:
(a)	Unlimited personal guarantee by Ms. Siu;
(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;
(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;
(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;
(e)	Legal charge over certain investment funds held by NCH at the relevant banks;
(f)	Assignment of benefit from life insurances premium assets held by NCH at the relevant banks;
(g)	Assignment of benefit from life insurances premium assets held by Pure Diamond Limited, a related company in which Ms. Siu has interests, at a relevant bank;
(h)	Indemnity granted by NCH to relevant banks;
(i)	Guaranteed by Neo-Concept Fashion (Zhongshan) Co., Ltd, a subsidiary company of NCH, amounting to HKD 131 million; and
(j)	Cross-corporate guaranteed by Neo-Concept HK and NCH.
(2)	The loan was obtained in June 2020 having a tenure of 6 years with a fixed interest rate of 2.5% per annum. It was made under the Bounce Back Loan Scheme managed by the British Government (“BBLS Guarantee”). The BBLS Guarantee provides a full repayment guarantee to the lender on the loan.
(3)	Neo-Concept HK, together with NCH entered into banking facilities with Citibank, N.A., Hong Kong Branch for combined banking facilities which were shared by Neo-Concept HK and NCH. The banking facilities were secured, details of which are set out as follows:
(a)	Unlimited personal guarantee by Ms. Siu;
(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;
(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;
(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;
(e)	Indemnity granted by NCH to relevant banks; and
(f)	Cross-corporate guaranteed by Neo-Concept HK and NCH.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee and adopted an audit committee charter, which requires the committee to review and approve of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

As of the date of this report, we and our subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our or our subsidiaries business, financial condition or operations.

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Other than the civil proceeding mentioned above, we are not involved in any litigation, arbitration or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect of applicable laws and regulations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

In December 2021, Neo-Concept HK disposed of Neo-Concept (NY) Corporation to Neo-Concept (BVI) Limited via distribution, which involved a distribution of cash of HK$266,559 (US$34,176) and distribution of non-cash assets and liabilities having a net carrying value of HK$2,248,550 (US$288,290). During the years ended December 31, 2023, 2022 and 2021, save for the distribution in cash and in specie in December 2021, NCI did not declare or pay any other dividends and there were no transfer of assets among NCI and its subsidiaries. During the years ended December 31, 2023, 2022 and 2021, NCI and its subsidiaries did not declare or pay any dividends or distributions to U.S. investors.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of 300,000,000 Ordinary Shares, $0.0001 par value per share and 300,000,000 Non-voting Ordinary Shares with a par value of US$0.0001 each.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-275242) originally filed with the Securities and Exchange Commission on November 1, 2023, as amended.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus, or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses, or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses, or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges, or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid-up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

There is no exchange control regulations or currency restrictions in effect in the Cayman Islands.

E. Taxation.

The following is a discussion on certain Cayman Islands and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands and Hong Kong laws.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, in the Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

BVI Taxation

All distributions, interest and other amounts paid by NCA to persons who are not resident in the BVI are exempt from the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of NCA. All instruments relating to transfers of property to or by NCA and all instruments relating to transactions in respect of the shares, debt obligations or other securities of NCA and all instruments relating to other transactions relating to the business of NCA are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to NCA or its shareholders.

UK Taxation

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding, and disposing of our Ordinary Shares. They are based on current UK tax law and on the current published practice of His Majesty’s Revenue and Customs (“HMRC”), as of the date of this report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain United Kingdom tax consequences for holders of our Ordinary Shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom who are the absolute beneficial owners of our Ordinary Shares and any dividends paid on them and who hold our Ordinary Shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of our Ordinary Shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or a member of our group, persons holding our Ordinary Shares as part of hedging or conversion transactions, holders of our Ordinary Shares who have (or are deemed to have) acquired our Ordinary Shares by virtue of an office or employment. The statements do not apply to any holder of our Ordinary Shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

This summary is written on the basis that the Company is and remains resident for tax purposes outside the UK and will therefore not be subject to the UK tax regime (save as in respect of any UK source income). Any dividends paid by the Company will, on this basis, not be regarded as UK dividends.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, our Ordinary Shares. Accordingly, prospective subscribers for, or purchasers of, our Ordinary Shares who are in any doubt as to their tax position regarding the acquisition, ownership, and disposition of our Ordinary Shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

Taxation of dividends

Withholding tax

We will not be required to withhold UK tax at source when paying dividends on our Ordinary Shares.

Income tax

An individual holder of our Ordinary Shares who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from us.

All dividends received by a UK resident individual holder of our Ordinary Shares from us or from other sources will form part of that holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the holder of our Ordinary Shares in the tax year ending 5 April 2024. The amount of dividend income subject to this nil rate (the “dividend allowance”) will reduce to £500 from 6 April 2024. Income within the nil rate dividend allowance will be taken into account in determining whether income in excess of the dividend allowance falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the dividend allowance, an amount of dividend income equal to the dividend allowance will be charged at the nil rate and any excess amount will be taxed at 8.75 per cent. to the extent that the excess amount falls within the basic rate tax band, 33.75 per cent. to the extent that the excess amount falls within the higher rate tax band and 39.35 per cent. to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

Corporate holders of our Ordinary Shares that are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for exemption and certain conditions are met (including anti-avoidance conditions).

Taxation of disposals

A disposal or deemed disposal of our Ordinary Shares by an individual or corporate holder of such shares who is tax resident in the United Kingdom may, depending on that holder’s circumstances and subject to any available exemptions or reliefs (including, for example, the annual exempt amount for individuals which is currently £6,000, but will reduce to £3,000 from 6 April 2024), give rise to a taxable chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of our Ordinary Shares less the allowable cost to the holder of acquiring such shares.

The applicable tax rates for individual holders of our Ordinary Shares realizing a gain on the disposal of such shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. The applicable tax rate for corporate holders of our Ordinary Shares realizing a gain on the disposal of such shares is currently 25 per cent. where the corporate holder has profits over £250,000 in the relevant period.

UK stamp duty (“Stamp Duty”) and UK stamp duty reserve tax (“SDRT”)

No UK Stamp Duty or SDRT should arise on the issue of our Ordinary Shares.

Subject to any available exemptions, UK Stamp Duty at a rate of 0.5% will in principle be payable on any instrument of transfer of Ordinary Shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom.

Provided that Ordinary Shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer Ordinary Shares will not be subject to SDRT.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is wwneo-ig.com. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Neo-Concept HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$63,806) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of HKD 913,267 (US$116,922) was maintained at financial institutions in Hong Kong and approximately HKD 500,000 was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2023, HKD 4,723,157 (approximately US$604,689) was deposited with financial institutions located in UK, which was substantially insured under the Financial Services Compensation Scheme. Accordingly, it is not exposed to significant credit risk.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from account receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the year ended December 31, 2021, one customer accounted for 94.5% of our total revenue. For the year ended December 31, 2022, one customer accounted for 91.4% of our total revenue. For the year ended December 31, 2023, one customer accounted for 71.3% of our total revenue. No other customer accounts for more than 10% of our revenue for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2022, one customer accounted for 83.2% of the total balance of accounts receivable. As of December 31, 2023, four customers accounted for 44.7%, 21.6%, 11.0% and 10.1% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2022 and 2023.

For details of the customer concentration risk, please refer to the section headed “Risk Factors — Risks Relating to Our Business and Industry — We rely on one major customer, and if we fail to attract new customers, retain existing customers, or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects will be harmed.” for additional information.

Vendor concentration risk

For the year ended December 31, 2021, two vendors accounted for 86.5% and 13.5% of our total purchases. For the year ended December 31, 2022, two vendors accounted for 44.2% and 35.9% of our total purchases. For the year ended December 31, 2023, two vendors accounted for 69.3% and 24.6% of our total purchases. No other vendor accounts for more than 10% of our purchases for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2022, three vendors accounted for 44.8%, 41.6% and 13.6% of the total balance of accounts payable. No accounts payables as of December 31, 2023. No other vendor accounts for more than 10% of our accounts payable as of December 31, 2022 and 2023

For details of the vendor concentration risk, please refer to the section headed “Risk Factors — Risks Relating to Our Business and Industry — We rely on two principal suppliers for supplies of raw materials, manufacturing services and logistics services.” for additional information.

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from our fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from our deposits with banks and bank borrowings.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

On April 22, 2024, the Company entered into an underwriting agreement with Revere as underwriters named thereof, in connection with its initial public offering (“IPO”) of 2,320,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-275242) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 1, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on April 1, 2024. The total expenses incurred for our company’s account in connection with our IPO was approximately HK$20.3 million (US$2.6 million), which included US$0.7 million in underwriting discounts and commissions for the IPO and approximately US$1.9 million in other costs and expenses for our IPO. We received net proceeds of approximately HK52.3 million (US$6.7) million from our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The unutilized net proceeds received from our IPO were mainly kept as bank deposits. As of December 31, 2023, we had not utilized any proceeds for strengthening of our corporate finance advisory business and other general corporate purposes, respectively.

As disclosed in the registration statement on Form F-1, we plan to use the net proceeds of the IPO as follows:

●	Approximately 20% for developing new products with sustainable materials and process;

●	Approximately 10% for broadening customer base;

●	Approximately 30% for potential acquisition of companies and/or formation of joint ventures; and

●	The balance 40% to fund the working capital of our existing operation and for other general corporate purposes.

Due to a change in market condition, we intend to reallocate the 10% net proceeds originally allocated for enhancing our brand and expanding our office operation to fund our working capital and for other general corporate purposes. We intend to use the remainder of the proceeds from our IPO as disclosed in our registration statement on Form F-1

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

c. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. To Wai Suen qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Business Conduct and Ethics as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2022 and 2023.

	2022	2023	2023
	HK$	HK$	US$
Audit Fees	1,100,000	1,334,000	170,000
Audit-Related Fees	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	1,100,000	1,334,000	170,000

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1*	Form of Amended and Restated Memorandum and Articles of Association of the Company

2.1**	Specimen certificate evidencing Ordinary Shares

2.3*	Description of Securities

4.1**	Form of Executive Officer Agreement, by and between the registrant and Eva Yuk Yin Siu

4.2**	Form of Executive Officer Agreement, by and between the registrant and Patrick Kok Fai Lau

4.3**	Form of Director Agreement, by and between the registrant and Eva Yuk Yin Siu

4.4**	Form of Director Agreement, by and between the registrant and Man Chi Wai

4.5**	Form of Independent Director Agreement by and between the registrant and its independent Directors

4.6**	Form of Indemnification Agreement

4.7**	Office Lease Contract, by and between Neo-Concept (Holdings) Company Limited and Neo-Concept International Company Limited, dated as of January 1, 2022

4.8**	Trademark licensing agreement, by and between Neo-Concept (Holdings) Company Limited and the registrant, dated as of January 1, 2022

4.9**	Exclusive Territory and Non-Competition Agreement, by and between Neo-Concept (BVI) Limited, Splendid Vibe Limited, Ample Excellence Limited and the registrant, dated as of July 14, 2022

4.10**	Bank facility letter dated February 15, 2022 between Neo-Concept (Holdings) Company Limited, Neo-Concept HK and DBS Bank (Hong Kong) Limited

4.11**	Bank facility letter dated September 24, 2021 between Neo-Concept (Holdings) Company Limited, Neo-Concept HK and The Hongkong and Shanghai Banking Corporation Limited

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

Date: May 14, 2024	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Neo-Concept International Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Neo-Concept International Group Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of income and comprehensive income, changes of shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as our auditor since 2022.
San Mateo, California
May 14, 2024

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2023

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,593,063	5,849,306	748,865
Accounts receivable, net	10,339,186	32,343,592	4,140,828
Other current assets, net	4,380,864	20,225,722	2,589,425
Due from related parties	16,272,733	—	—
Inventories, net	1,299,895	5,320,199	681,125
Total current assets	40,885,741	63,738,819	8,160,243

NON-CURRENT ASSETS
Property and equipment, net	54,926	1,297,682	166,137
Right-of-use assets, net	653,344	23,884,854	3,057,888
Intangible assets, net	112,049	—	—
Other non-current assets, net	159,401	1,695,474	217,065
Deferred tax assets	7,876	—	—
Total non-current assets	987,596	26,878,010	3,441,090
Total assets	41,873,337	90,616,829	11,601,333

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Bank borrowings	83,962,426	30,753,400	3,937,242
Accounts payable	10,429,941	—	—
Accruals and other payables	2,242,615	3,205,705	410,413
Due to related parties	—	34,243,244	4,384,033
Operating lease liabilities	653,344	708,829	90,750
Tax payable	4,885,548	916,436	117,329
Total current liabilities	102,173,874	69,827,614	8,939,767

NON-CURRENT LIABILITIES
Bank borrowings	375,059	—	—
Operating lease liabilities	—	23,176,025	2,967,138
Total non-current liabilities	375,059	23,176,025	2,967,138
Total liabilities	102,548,933	93,003,639	11,906,905

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized as of December 31, 2022 and 2023, 18,000,000 shares issued and outstanding as of December 31, 2022 and 2023*	8,775	8,775	1,125
Additional paid-in capital	91,225	55,091,225	7,053,121
Accumulated other comprehensive income	1,970,738	844,791	108,156
Accumulated losses	(62,746,334)	(58,331,601)	(7,467,974)
Total shareholders’ deficit	(60,675,596)	(2,386,810)	(305,572)
Total liabilities and shareholders’ deficit	41,873,337	90,616,829	11,601,333

*	Giving retroactive effect to all the 11,250,000 shares issued and outstanding for a share split at a ratio of 1-to-1.6 on July 14, 2023

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
REVENUES, NET	240,536,527	347,451,568	174,202,627	22,302,504

COST OF REVENUES
- Related parties	(29,522,341)	(103,159,420)	(34,213,521)	(4,380,228)
- External	(188,421,081)	(202,457,187)	(104,940,795)	(13,435,173)
	(217,943,422)	(305,616,607)	(139,154,316)	(17,815,401)
Gross profit	22,593,105	41,834,961	35,048,311	4,487,103

EXPENSES
Selling and marketing	(3,133,094)	(2,631,231)	(3,132,277)	(401,014)
General and administrative:
Depreciation – related party	—	(720,000)	(720,000)	(92,179)
Depreciation	(2,486,443)	(2,485,017)	(2,540,273)	(325,222)
Management fee – related party	(4,223,236)	—	—	—
Staff cost	(6,324,017)	(12,436,317)	(13,260,898)	(1,697,743)
Professional fee	(623,530)	(3,654,819)	(2,204,622)	(282,249)
Allowance for expected credit losses	—	—	(1,383,316)	(177,101)
Others	(1,329,634)	(972,264)	(2,760,400)	(353,403)
Total expenses	(18,119,954)	(22,899,648)	(26,001,786)	(3,328,911)
INCOME FROM OPERATION	4,473,151	18,935,313	9,046,525	1,158,192

OTHER INCOME (EXPENSES)
Interest income	1	1	92,951	11,900
Interest expense	(2,492,179)	(6,133,455)	(5,759,182)	(737,326)
Agency income – related party	2,904,339	2,586,019	2,662,034	340,810
Other income	2,313,438	—	326	42
Other expense	(5,953)	(7,444)	(302,784)	(38,764)
Total other income (expenses), net	2,719,646	(3,554,879)	(3,306,655)	(423,338)
INCOME BEFORE TAX EXPENSES	7,192,797	15,380,434	5,739,870	734,854
INCOME TAX EXPENSES	(1,742,282)	(2,979,918)	(1,325,137)	(169,652)
NET INCOME	5,450,515	12,400,516	4,414,733	565,202
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	138,058	2,514,162	(1,125,947)	(143,118)
TOTAL COMPREHENSIVE INCOME	5,588,573	14,914,678	3,288,786	422,084
Weighted average number of ordinary shares:
Basic and diluted	18,000,000	18,000,000	18,000,000	18,000,000
EARNINGS PER SHARE – BASIC AND DILUTED	0.30	0.69	0.25	0.03

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Ordinary shares		Addition	Accumulated other comprehensive		Total
	No. of shares	Par value	paid-in capital	(losses) income	Accumulated losses	shareholders’ deficit
		HKD	HKD	HKD	HKD	HKD
BALANCE, January 1, 2021	18,000,000	8,775	91,225	(681,482)	(78,082,256)	(78,663,738)
Net income	—	—	—	—	5,450,515	5,450,515
Distribution in specie and cash	—	—	—	—	(2,515,109)	(2,515,109)
Foreign currency translation	—	—	—	138,058	—	138,058
BALANCE, January 1, 2022	18,000,000	8,775	91,225	(543,424)	(75,146,850)	(75,590,274)
Net income	—	—	—	—	12,400,516	12,400,516
Foreign currency translation	—	—	—	2,514,162	—	2,514,162
BALANCE, December 31, 2022	18,000,000	8,775	91,225	1,970,738	(62,746,334)	(60,675,596)
Net income	—	—	—	—	4,414,733	4,414,733
Forgiveness of related party balance	—	—	55,000,000	—	—	55,000,000
Foreign currency translation	—	—	—	(1,125,947)	—	(1,125,947)
BALANCE, December 31, 2023	18,000,000	8,775	55,091,225	844,791	(58,331,601)	(2,386,810)
BALANCE, December 31, 2023 (US$)		1,125	7,053,121	108,156	(7,467,974)	(305,572)

*	Giving retroactive effect to all the 11,250,000 shares issued and outstanding for a share split at a ratio of 1-to-1.6 on July 14, 2023

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net income	5,450,515	12,400,516	4,414,733	565,202
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	136,236	11,114	33,091	4,237
Depreciation of right-of-use assets	—	—	3,260,273	417,400
Amortization of intangible assets	151,634	137,358	112,049	14,345
Inventory provision	—	—	68,536	8,774
Allowance for expected credit loss	—	—	1,383,316	177,101
Changes in operating assets and liabilities				-
Accounts receivable	(29,744,236)	19,369,617	(23,387,722)	(2,994,242)
Other current assets	(589,596)	(3,796,835)	(14,332,426)	(1,834,926)
Deferred tax assets	—	—	7,876	1,008
Inventories	646,291	(619,878)	(4,088,840)	(523,479)
Accounts payable	32,554,096	(74,184,359)	(10,429,941)	(1,335,306)
Accruals and other payables	(76,800)	921,015	963,089	123,301
Lease liabilities	—	—	(3,260,273)	(417,400)
Tax payable	1,742,282	3,001,914	(3,969,112)	(508,150)
Net cash from (used in) operating activities	10,270,422	(42,759,538)	(49,225,351)	(6,302,136)
Cash flows from investing activities
Purchase of property and equipment	(78,190)	(73,526)	(1,275,847)	(163,342)
Cash used in investing activities	(78,190)	(73,526)	(1,275,847)	(163,342)
Cash flows from financing activities
Proceeds from bank borrowings	243,090,875	508,716,999	115,018,274	14,725,356
Repayment for bank borrowings	(220,367,256)	(452,377,168)	(168,602,359)	(21,585,523)
Distribution in cash	(266,559)	—	—	—
Advance to related parties	(31,642,544)	(6,341,947)	—	—
Repayment from related parties	—	—	16,272,733	2,083,336
Advance from related parties	—	—	84,857,958	10,864,044
Net cash (used in) from financing activities	(9,185,484)	49,997,884	47,546,606	6,087,213
Net increase (decrease) in cash and cash equivalents	1,006,748	7,164,820	(2,954,592)	(378,265)
Cash and cash equivalents at the beginning of the year	421,495	1,428,243	8,593,063	1,100,137
Cash and cash equivalents at the end of the year	1,428,243	8,593,063	5,638,471	721,872

Supplementary cash flow information
Interest received	1	1	92,951	11,900
Interest paid	(2,889,864)	(6,102,137)	(6,134,748)	(785,409)
Tax paid	—	(21,996)	(3,314,625)	(424,359)

Non-cash investing and financing activities: Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	1,406,891	23,153,141	2,964,209
Distribution in specie	(2,248,550)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities

Business

Neo-Concept International Group Holdings Limited (“We”, “us”, “Our”, “our Company”, the “Company” or “NCI”), through its wholly-owned subsidiaries is engaged in one-stop apparel solution services, offering a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving the European, and North American markets. In addition, we sell apparel products in the United Kingdom (“UK”) under the licensed brand “les 100 ciels” through our retail stores since 2000. NCI and its subsidiaries are thereafter referred as the “Group” hereafter.

Organization and reorganization

NCI, incorporated in July 2021 under the laws of the Cayman Islands, is the holding company of our Group.

Neo-Concept Apparel Group Limited (“NCA”), a British Virgin Islands (“BVI”) business company limited by shares incorporated in August 2008, is the immediate holding company of Neo-Concept International Company Limited (“Neo-Concept HK”). The equity interest of NCA was ultimately held as to 94% by Ms. Eva Yuk Yin Siu (our “Controlling Shareholder”, or “Ms. Siu”) and 6% by Ms. Man Chi Wai (“Ms. Wai”) through certain intermediate holding companies prior to the Group Reorganization (see below).

Neo-Concept HK, a company incorporated in Hong Kong with limited liability in October 1992, is the immediate holding company of Neo-Concept (UK) Limited, and is our operating subsidiary in Hong Kong.

Neo-Concept (UK) Limited (“Neo-Concept UK”), a company incorporated in the UK with limited liability in August 2000, is a direct wholly owned subsidiary of Neo-Concept HK, and is our operating subsidiary in the UK.

Neo-Concept (NY) Corporation (“Neo-Concept NY”), a company incorporated in the United States of America (“USA”) with limited liability in June 2, 1999, was a direct wholly owned subsidiary of Neo-Concept HK, and was disposed of via distribution in December 2021.

Pursuant to a group reorganization (the “Group Reorganization”) to rationalize the structure of the Company and its subsidiary companies in preparation for the listing of our shares, the Company became the holding company of the Group on October 29, 2021, which involved the transfer of 100 shares of NCA (representing 100% of the issued shares of NCA) by Ms. Siu and Ms. Wai to the Company in exchange for 100 shares of Neo-Concept (BVI) Limited (“NC (BVI)”) (representing 100% of the issued shares of NC (BVI)), a then 100% held subsidiary of the Company, to be transferred to Splendid Vibe Limited, a company incorporated in BVI and was held as to 94% by Ms. Siu and 6% by Ms. Wai ultimately. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders, i.e., ultimately held as to 94% by Ms. Siu and 6% by Ms. Wai, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of income and comprehensive income, consolidated statements of changes of shareholders’ deficit and consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the year ended December 31, 2020 and the period before the Group Reorganization had taken place, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

Upon the Group Reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name	Background	Ownership
Neo-Concept Apparel Group Limited	● A BVI company ● Incorporated in August 2008 ● Issued Share Capital of US$100 ● Intermediate holding company	100% owned by NCI

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Name	Background	Ownership
Neo-Concept International Company Limited	● A Hong Kong company ● Incorporated in October 1992 ● Issued Share Capital of HKD 100,000 ● Provision of one-stop apparel solution services	100% owned by NCA

Neo-Concept (UK) Limited	● A UK company ● Incorporated in August 2000 ● Issued Share Capital of GBP100 ● Provision of online and offline retail sales of apparel products	100% owned by Neo-Concept HK

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Merger accounting for business combinations involving entities under common control

The consolidated financial statements incorporate the financial statements items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling parties.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling parties’ interest.

The combined statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date of presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, fair value of financial instruments and contingencies. Actual results could vary from the estimates and assumptions that were used.

Functional currency and foreign currency translation

We use Hong Kong dollars (“HKD”) as our reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is the United States dollar (“US$”) and the functional currency of the functional currency of its Hong Kong subsidiary is the Hong Kong dollar (“HKD”), and its UK subsidiary is the Pound Sterling (“GBP”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expense), net in the consolidated statements of comprehensive income.

The financial statements of the Group are translated from the functional currency into HKD. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HKD using the appropriate historical rates. Revenues and expenses, gains and losses are translated into HKD using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (expense) in the consolidated statements of comprehensive income.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended December 31, 2023, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.8109, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Cash and cash equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable and allowance for expected credit losses

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit losses is estimated based upon our assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. An allowance is also made when there is objective evidence for us to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. The receivables are written off after all collection efforts have ceased.

Other non-current assets, net

Other current assets are rental deposits.

Other current assets, net

Other current assets, net primarily include deferred IPO costs, prepayments and others.

Inventories, net

Inventories, representing finished goods for sale, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for impairment associated with obsolete, slow-moving, and non-saleable inventory by reviewing net realizable value on a periodic basis but at least annually. Only defective products are eligible for returning to our materials suppliers.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation are relieved of the applicable amounts. Gains or losses from retirements or sale are credited or charged to operations.

We depreciate property and equipment using the straight-line method as follows:

Leasehold improvement	Over the shorter of the terms of leases or 5 years when the renewal of leases is unconditional

Furniture, fixtures, and office equipment	6 years to 7 years

Intangible assets, net

Intangible assets are primarily purchased from third parties. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Computer software – Point-of-sale system	10 years

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022 and 2023, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Accounts payable

Accounts payable represents trade payables to vendors.

Accruals and other payables

Accruals and other payables primarily include payroll payable, interest payable, VAT and other accrual and payables.

Leases

Before January 1, 2020, we applied ASC Topic 840 (“ASC 840”), “Leases”, and each lease is classified at the inception date as either a capital lease or an operating lease.

We adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2020, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of HKD 541,625 and operating lease liabilities of and HKD 541,625 as of January 1, 2020. There is no impact to accumulated deficit at adoption.

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets.

Lease payments that depend on the future use of the leased property, such as sales volume during the lease term, are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety in accordance with ASC 840-10-25-5. Accordingly, these contingent rentals are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Lease payments of the Group’s retail stores located in the UK are charged based on the sales volume during the lease terms and therefore they are excluded from the recognition of ROU assets and lease liabilities on the consolidated balance sheets.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance and state-managed retirement benefit schemes in other jurisdictions are recognized as an expense when employees have rendered service entitling them to the contributions.

Related parties

We adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the year ended December 31, 2021, 2022 and 2023, and balances as at December 31, 2022 and 2023 are set out in note 12.

Revenue recognition

We adopted ASC Topic 606, “Revenue from Contracts with Customers”, and all subsequent ASUs that modified ASC 606 on April 1, 2017, using the full retrospective method which requires us to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. We derive revenue principally from sales of private-labelled apparel products and sales of own-branded apparel products in our retail stores. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until we identify a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. We have addressed whether various goods and services promised to the customer represent distinct performance obligations. We applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

Our revenues from sales of private-labelled apparel products and sales of own-branded apparel products in our retail stores and digital channels are recognized at a point in time.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price.

Transaction price is the amount of consideration in the contract to which we expect to be entitled in exchange for transferring the promised goods or services. The transaction price is fixed and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if we do not receive a separate identifiable benefit from the customer. Revenue is recognized at a point in time. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue from the following main sources:

Sale of private-labelled apparel products-customized original design manufacturer

We currently generate our revenue from the sale of private-labelled apparel products. We are an original design manufacturer. We offer customized design and manufacturing services to customers. We typically receive purchase orders from our customers who operate retail stores, which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that we must fulfil in order to recognize revenue. There is only one performance obligation as a series of services of this revenue stream are interrelated and are not separable or distinct as our customers cannot benefit from the standalone task (i.e. customers do not obtain any benefits other than the finished products). The key performance obligation is the delivery of the finished product to the customer at their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

The transaction price does not include variable consideration provision for right of return as we do not have sales return policy and no sales return is offered. No right of return is included in the revenue of the Company.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Retail sale of own-branded apparel products - “les 100 ciels”

We currently generate our revenue from the sale of own-branded apparel products through our physical and digital channels. Retail revenue at a point of sale is measured at the fair value of the consideration received at the time the sale is made to the customer, net of discounts. Customers settle the consideration by cash or credit cards. For online sales, we have elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment.

The transaction price includes variable consideration provision for right of return as we have sales return policy. We record an allowance for estimated merchandise returns based on our historical return patterns and various other assumptions that management believes to be reasonable. For the years ended December 31, 2021, 2022 and 2023, we are not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

Following the adoption of ASC 606, we considered the guidance set forth in ASC 340-40, and determined that an asset would be recognized from costs incurred to fulfill a contract under ASC 340-40-25-5 only if those costs meet all of the following criteria:

●	The costs relate directly to a contract or an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under the renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).

●	The costs generate or enhance resources of the entity that will be used in satisfying (or continuing to satisfy) performance obligations in the future.

●	The costs are expected to be recovered.

The Company elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

Costs that relate directly to a contract include cost of purchasing of private-labelled and own-branded apparel products from suppliers.

We elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfillment activity and present as transportation costs in selling and marketing expenses.

Costs associated with the production of advertising, such as writing, printing, and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as magazine costs, are expensed when the advertising event takes place.

Cost of revenues

Cost of revenues of private-labelled apparel products and cost of revenues of own-branded apparel products in our retail stores, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of private-labelled and own-branded apparel products from suppliers, and inbound shipping and handling cost.

Selling and marketing expenses

Selling and marketing expenses consist primarily of transportation and distribution expenses and marketing and displaying expenses.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and supporting personnel, office rental and office expenses, insurance, amortization of intangible assets, write-down of inventories, allowance for doubtful debts, depreciation, professional services fees, and other expenses related to general operations.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling costs associated with bringing the products from suppliers to the Company’s retail stores are included in cost of revenues. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling and marketing expenses.

Government grants

Government grants are recognized as income in other income or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive income upon receipt and when all conditions attached to the grants, such as companies are required to stay in the same level of employment, are fulfilled.

Income taxes

We account for income taxes pursuant to ASC Topic 740, “Income Taxes”. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

We adopted ASC Topic 740-10-05, “Income Tax”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the consolidated financial statements. It also provides accounting guidance on derecognizing, classification, and disclosure of these uncertain tax positions.

Our policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expenses.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Value added tax (“VAT”)

Our subsidiary in UK is subject to VAT and related surcharges on revenue generated from sale of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The primary applicable rate of the United Kingdom VAT is 20% for the years ended December 31, 2021, 2022 and 2023.

Comprehensive income

We present comprehensive income in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

We compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021, 2022 and 2023, there were no dilutive shares.

Recently issued accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. Segment information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

4. INVENTORIES, NET

Inventories, net are comprised of the following:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Own-branded apparel products	1,299,895	5,388,735	689,899
Less: inventory provision	—	(68,536)	(8,774)
Total	1,299,895	5,320,199	681,125

Inventory write-down expense was nil, nil and HKD 68,536 (US$8,774) for the years ended December 31, 2021, 2022, and 2023, respectively.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Accounts receivable – excluding due from factor	6,114,794	33,758,410	4,321,962
Accounts receivable – due from factor	4,255,894	—	—
Allowance for expected credit losses	(31,502)	(1,414,818)	(181,134)
Total	10,339,186	32,343,592	4,140,828

Allowance for expected credit losses, net consists of the following:

	2022	2023	2023
	HKD	HKD	US$
Beginning balance, January 1	31,502	31,502	4,033
Addition	—	1,383,316	177,101
Ending balance, December 31	31,502	1,414,818	181,134

6. OTHER CURRENT ASSETS, NET

Other current assets, net consist of the following:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Deferred IPO costs	4,229,639	8,148,021	1,043,160
Prepayments	129,229	12,021,838	1,539,110
Others	21,996	55,863	7,155
Total	4,380,864	20,225,722	2,589,425

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Furniture, fixtures, and office equipment	556,991	603,082	77,210
Leasehold improvement	—	2,169,258	277,722
Total	556,991	2,772,340	354,932
Less: accumulated depreciation	(502,065)	(1,474,658)	(188,795)
Property and equipment, net	54,926	1,297,682	166,137

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were HKD 136,236, HKD 11,114 and HKD 33,091 (approximately US$4,237), respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Software	1,277,753	1,277,753	163,586
Less: accumulated amortization	(1,165,704)	(1,277,753)	(163,586)
Intangible assets, net	112,049	—	—

Amortization recognized for the years ended December 31, 2021, 2022, and 2023 were HKD 151,634, HKD 137,358 and HKD 112,049 (approximately US$14,345), respectively.

9. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Payroll payable	734,454	2,185,617	279,816
Interest payable	412,442	46,397	5,940
VAT	905,214	834,902	106,889
Others	190,505	138,789	17,768
Total	2,242,615	3,205,705	410,413

10. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2022, and 2023 consisted of the following:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Bank borrowings:
Guaranteed	375,059	—	—
Collateralized and guaranteed	83,962,426	30,753,400	3,937,242
	84,337,485	30,753,400	3,937,242
Less: current maturities	(83,962,426)	(30,753,400)	(3,937,242)
Non-current maturities	375,059	—	—

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS (cont.)

Bank borrowings as of December 31, 2022 and 2023 are as follows:

		Maturity		Interest	Interest	As of December 31,
Lender	Type	date	Currency	rate as of December 31, 2022	rate as December 31, 2023	2022	2023	2023
						HKD	HKD	US$
DBS Bank (Hong Kong) Limited (i)	Trading finance	Within 1 year	HKD	Bank prevailing rates	Bank prevailing rates	17,232,296	5,884,863	753,417
The Hongkong and Shanghai Banking Corporation Limited (i)	Trading finance	Within 1 year	HKD	Bank prevailing rates	Bank prevailing rates	44,500,679	21,568,885	2,761,383
Dah Sing Bank, Limited (i)	Overdraft	Within 1 year	HKD	Bank prevailing rates	Bank prevailing rates	22,229,451	—	—
Citibank, N.A., Hong Kong Branch (ii)	Trading finance	Within 1 year	HKD	Bank prevailing rates	Bank prevailing rates	—	3,299,652	422,442
HSBC UK Bank plc (iii)	Term loan	June 15, 2026	GBP	2.5%	—	375,059	—	—
Total						84,337,485	30,753,400	3,937,242
Less: current maturities						(83,962,426)	(30,753,400)	(3,937,242)
Non-current maturities						375,059	—	—

(i)	In connection with our operations in Hong Kong, Neo-Concept HK, together with a related company, Neo-Concept (Holdings) Company Limited (“NCH”), a company incorporated in Hong Kong and controlled by Ms. Siu, entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong for combined banking facilities which were shared by Neo-Concept HK and NCH combinedly. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited personal guarantee by Ms. Siu;

(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;

(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;

(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS (cont.)

(e)	Legal charge over certain investment funds held by NCH at the relevant banks;

(f)	Assignment of benefit from life insurances premium assets held by NCH at the relevant banks;

(g)	Assignment of benefit from life insurances premium assets held by Pure Diamond Limited, a related company in which Ms. Siu has interests, at a relevant bank;

(h)	Indemnity granted by NCH to relevant banks;

(i)	Guaranteed by Neo-Concept Fashion (Zhongshan) Co., Ltd, a subsidiary company of NCH, amounting to HKD 131 million; and

(j)	Cross-corporate guaranteed by Neo-Concept HK and NCH;

(ii)	The banking facilities were secured, details of which are set out as follows:

(a)	Personal guarantee by Ms. Siu and an immediate family member of Ms. Siu;

(b)	Cross-corporate guaranteed by Neo-Concept HK, Neo-Concept (BVI) Limited, a company controlled by Ms. Siu, and NCH; and

(c)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

(iii)	The loan was obtained in June 2020 having a tenure of 6 years with a fixed interest rate of 2.5% per annum. It was made under the Bounce Back Loan Scheme managed by the British Government (“BBLS Guarantee”). The BBLS Guarantee provides a full repayment guarantee to the lender on the loan.

Loan type in terms of currency	Carrying value	Carrying value	Within 1 year	2024	2025	2026	2027
	HKD	US$	HKD	HKD	HKD	HKD	HKD
in HKD	83,962,426	10,749,392	83,962,426	—	—	—	—
in GBP	375,059	48,017	—	—	—	375,059	—
December 31, 2022	84,337,485	10,797,409	83,962,426	—	—	375,059	—

Loan type in terms of currency	Carrying value	Carrying value	Within 1 year	2025	2026	2027	2028
	HKD	US$	HKD	HKD	HKD	HKD	HKD
in HKD	30,753,400	3,937,242	30,753,400	—	—	—	—
in GBP	—	—	—	—	—	—	—
December 31, 2023	30,753,400	3,937,242	30,753,400	—	—	—	—

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Our operating leases primarily consist of leases of office premises and showrooms. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2020, using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right-of-use assets and associated lease liabilities of approximately HKD 541,625 and HKD 541,625, respectively, as of January 1, 2020.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	653,344	23,884,854	3,057,888
Current operating lease obligation	653,344	708,829	90,750
Non-current operating lease obligation	—	23,176,025	2,967,138
Total operating lease obligation	653,344	23,884,854	3,057,888

Operating lease expense for the year ended December 31, 2021, 2022 and 2023 was HKD 164,482, HKD 2,580,711 and HKD 3,271,053, respectively.

The undiscounted future minimum lease payment schedule as follows:

For the years ending December 31,	HK$	US$
2024	2,014,564	257,917
2025	2,678,490	342,917
2026	2,834,708	362,917
2027	3,023,467	387,083
2028 or after	15,006,137	1,921,179
Total lease payments	25,557,366	3,272,013
Less: imputed interest	(1,672,512)	(214,125)
Total operating lease liabilities	23,884,854	3,057,888

Other supplemental information about the Company’s operating lease as of:

December 31, 2023
Weighted average discount rate	7.91%
Weighted average remaining lease term (years)	9.0

Our right-of-use assets and relevant lease liabilities originated from our rented premises for office premises in Hong Kong and retail shops in the UK.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Related party balances and transactions

Due from related parties consist of the following:

		As of December 31,
	Relationship	2022	2023	2023
		HKD	HKD	US$
Due from Ms. Siu	Controlling Shareholder	70,001	—	—
Due from NCH	Common controlled by Ms. Siu	16,202,732	—	—

Due to related parties consist of the following:

		As of December 31,
	Relationship	2022	2023	2023
		HKD	HKD	US$
Due to Ms. Siu	Controlling Shareholder	—	(59,106)	(7,567)
Due to NCH	Common controlled by Ms. Siu	—	(34,184,138)	(4,376,466)

The amounts due from (to) the related parties are unsecured, interest free with no specific repayment terms. The amounts due from (to) NCH were non-trade nature, representing fund advances to NCH for its operation.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, we also had the following transactions with related parties:

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Agency income received by Neo-Concept UK from NCH	2,904,339	2,586,019	2,662,034	340,810
Purchase of apparel products from NCH	29,522,341	103,159,420	34,213,521	4,380,228
Rental expense paid to NCH	—	720,000	720,000	92,179
Management fee paid to NCH	4,223,236	—	—	—

13. DISSAGREGGATED REVENUE

The following table shows disaggregated revenue by major product categories for the years ended December 31, 2021, 2022, and 2023, respectively:

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Sale of private-labelled apparel products	237,282,262	336,306,554	156,316,352	20,012,592
Retail sale of own-branded apparel products	3,254,265	11,145,014	17,886,275	2,289,912
Total	240,536,527	347,451,568	174,202,627	22,302,504

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. DISSAGREGGATED REVENUE (cont.)

The following table shows disaggregated cost of revenues by major product categories for the years ended December 31, 2021, 2022, and 2023, respectively:

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Sale of private-labelled apparel products	216,523,165	301,429,220	134,239,759	17,186,208
Retail sale of own-branded apparel products	1,420,257	4,187,387	4,914,557	629,193
Total	217,943,422	305,616,607	139,154,316	17,815,401

The following table sets forth a breakdown of our gross profit and gross profit margin for years ended December 31, 2021, 2022, and 2023:

	For the year ended December 31, 2023
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	156,316,352	134,239,759	22,076,593	14.1%
Own-branded apparel products	17,886,275	4,914,557	12,971,718	72.5%
Total	174,202,627	139,154,316	35,048,311	20.1%

	For the year ended December 31, 2022
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	336,306,554	301,429,220	34,877,334	10.4%
Own-branded apparel products	11,145,014	4,187,387	6,957,627	62.4%
Total	347,451,568	305,616,607	41,834,961	12.0%

	For the year ended December 31, 2021
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	237,282,262	216,523,165	20,759,097	8.7%
Own-branded apparel products	3,254,265	1,420,257	1,834,008	56.4%
Total	240,536,527	217,943,422	22,593,105	9.4%

In the following table, revenue is disaggregated by the geographical locations of customers:

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Geographical locations:
The United States and Canada	235,568,451	328,293,299	132,124,783	16,915,437
The UK	3,080,163	11,145,014	17,898,073	2,291,423
Others	1,887,913	8,013,255	24,179,771	3,095,644
Total	240,536,527	347,451,568	174,202,627	22,302,504

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER INCOME

Other income consists of the followings:

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Government subsidies	2,313,438	—	—	—
Agency income	2,904,339	2,586,019	2,662,034	340,810
Others	—	—	326	42
Total	5,217,777	2,586,019	2,662,360	340,852

Agency income refers to other income from NCH, which was a discretionary payment made to Neo-Concept UK for promoting NCH’s products in UK upon a pre-determined yearly sale target was achieved. There are no enforceable rights and obligations, and the amount is recorded at a point in time.

15. TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

NCA is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Neo-Concept HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD 2,000,000, and 16.5% on any part of assessable profits over HKD 2,000,000. Under Hong Kong tax law, Neo-Concept HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Other jurisdictions

Taxation arising in other jurisdictions such as the UK and the USA is calculated at the rates prevailing in the relevant jurisdictions.

With effect from 1 April 2023, the current main rate of corporation tax in the UK is 25%.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Current:
Hong Kong	1,742,282	2,979,918	928,973	118,941
The UK	—	—	388,288	49,703
Deferred:
Hong Kong	—	—	7,876	1,008
Total provision for income taxes	1,742,282	2,979,918	1,325,137	169,652

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. TAXES (cont.)

The following table reconciles Cayman Islands statutory rates to our effective tax rate:

	For the years ended December 31,
	2021	2022	2023
Income tax rate in the Cayman Islands, permanent tax holiday	0	0	0
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effect of different tax rates	(0.8)%	(0.6)%	2.1%
Income not taxable	(5.3)%	—	—
Expense not deductible	—	4.3%	7.0%
Temporary not recognized	14.1%	0.3%	0.4%
Tax concession	(0.3)%	(1.1)%	(2.9)%
Effective tax rate	24.2%	19.4%	23.1%

Deferred tax

Significant components of deferred tax were as follows:

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Deferred tax assets	7,876	7,876	1,008
Transferred to consolidated statements of income	—	(7,876)	(1,008)
Valuation allowance	—	—	—
Net deferred tax assets	7,876	—	—

The Group did not recognize any valuation allowance against its deferred tax asset as management believes the Group will be able to full utilize the assets in the foreseeable future.

16. riskS AND UNCERTAINTIES

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Neo-Concept HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$64,090) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash balance of HKD 913,267 (approximately US$116,922) was maintained at financial institutions in Hong Kong and approximately HKD 500,000 was insured by the Hong Kong Deposit Protection Board.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. riskS AND UNCERTAINTIES (cont.)

As of December 31, 2023, HKD4,936,039 (approximately US$631,942) was deposited with financial institutions located in UK, which was substantially insured under the Financial Services Compensation Scheme. Accordingly, it is not exposed to significant credit risk.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term by nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from account receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the year ended December 31, 2021, one customer accounted for 94.5% of our total revenue. For the year ended December 31, 2022, one customer accounted for 91.4% of our total revenue. For the year ended December 31, 2023, one customer accounted for 71.3% of our total revenue. No other customer accounts for more than 10% of our revenue for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2022, one customer accounted for 83.2% of the total balance of accounts receivable. As of December 31, 2023, four customers accounted for 44.7%, 21.6%, 11.0% and 10.1% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2022 and 2023.

Vendor concentration risk

For the year ended December 31, 2021, two vendors accounted for 86.5% and 13.5% of our total purchases. For the year ended December 31, 2022, two vendors accounted for 44.2% and 35.9% of our total purchases. For the year ended December 31, 2023, two vendors accounted for 69.3% and 24.6% of our total purchases. No other vendor accounts for more than 10% of our purchases for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2022, three vendors accounted for 44.8%, 41.6% and 13.6% of the total balance of accounts payable. No accounts payables as of December 31, 2023. No other vendor accounts for more than 10% of our accounts payable as of December 31, 2022 and 2023.

We focus on diversification of suppliers so as to minimize the vendor concentration risk.

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from our fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from our deposits with banks and bank borrowings.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Market and geographic risk

The Company’s operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Shareholders’ equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 11,250,000 shares of ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On July 14, 2023, we effected a share split at a ratio of 1-to-1.6. As a result of the share split, we now have 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding as of the date hereof.

18. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

19. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2023, up through May 14, 2024, which is the date of these unaudited interim condensed consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

On April 23, 2024, the Company announced the closing of its IPO of 2,320,000 ordinary shares, US$0.0000625 par value per share at an offering price of US$4.00 per share.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Neo-Concept International Group Holdings Limited.

Condensed balance sheets

	As of December 31,
	2022	2023	2023
	HKD	HKD	US$
Current assets
Amount due from the shareholder	8,775	8,775	1,125
Non-current assets
Interests in a subsidiary	780	780	100
Total assets	9,555	9,555	1,225

Liabilities and shareholders’ deficit
Current liabilities
Amounts due to a subsidiary	780	149,867	19,187
Amounts due to a related party	71,999	—	—
Total liabilities	72,779	149,867	19,187

Shareholders’ deficit
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized as of December 31, 2022 and 2023; 18,000,000 shares issued and outstanding as of December 31, 2022 and 2023	8,775	8,775	1,125
Accumulated losses	(71,999)	(149,087)	(19,087)
Total shareholders’ deficit	(63,224)	(140,312)	(17,962)
Total liabilities and shareholders’ deficit	9,555	9,555	1,225

Condensed statements of loss

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Operating expenses
General and administrative expenses	(29,999)	(42,000)	(77,088)	(9,869)
Total operating expenses	(29,999)	(42,000)	(77,088)	(9,869)
Loss before income taxes	(29,999)	(42,000)	(77,088)	(9,869)
Income taxes	—	—	—	—
Net loss	(29,999)	(42,000)	(77,088)	(9,869)

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net loss	(29,999)	(42,000)	(77,088)	(9,869)
Changes in operating assets and liabilities	—	—	—	—
Net cash used in operating activities	(29,999)	(42,000)	(77,088)	(9,869)
Cash flows from investing activities
Cash from (used in) investing activities	—	—	—	—
Cash flows from financing activities
Amount due to a related party	29,999	42,000	77,088	9,869
Cash flows from financing activities	29,999	42,000	77,088	9,869
Net increase (decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at the beginning of the year	—	—	—	—
Cash and cash equivalents at the end of the year	—	—	—	—

(i)	Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 29, 2021 and as a holding company.

Neo-Concept Apparel Group Limited (“NCA”), a British Virgin Island business company limited by shares, is the immediate holding company of Neo-Concept International Company Limited, which, in turn, holds the entire equity interests in Neo-Concept International Company Limited, a company incorporated in Hong Kong with limited liability, and Neo-Concept (NY) Corporation, a company incorporated in the United States of America with limited liability.

The equity interest of NCA was ultimately held as to 94% by Ms. Eva Yuk Yin Siu (“Ms. Siu”) and 6% by Ms. Man Chi Wai (“Ms. Wai”) through certain intermediate holding companies.

On October 29, 2021, the entire equity interest of NCA (representing 100 shares) was transferred to the Company by Ms. Siu and Ms. Wai in exchange for 100 shares of Neo-Concept (BVI) Limited, a then 100% held subsidiary of the Company, to Splendid Vibe Limited, a company incorporated in BVI and was held as to 94% by Ms. Siu and 6% by Ms. Wai ultimately. Accordingly, NCA became a wholly owned subsidiary of the Company.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. PARENT ONLY FINANCIAL INFORMATION (cont.)

In the condensed parent-company-only financial statements, the Company’s investment in NCA is stated at cost plus equity in undistributed earnings of NCA since the date of acquisition. The Company’s share of net loss of NCA is included in condensed statements of loss and comprehensive loss using the equity method. These condensed parent-company-only financial statements should be read in connection with the consolidated financial statements and notes thereto.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its acquisition of NCA had taken place at January 1, 2020 and throughout the period as at the date before the Group Reorganization.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Neo-Concept International Group Holdings Limited exceed 25% of the consolidated net assets of Neo-Concept International Group Holdings Limited. The abilities of the Company’s subsidiaries in Hong Kong, the United Kingdom and the United States to pay dividends are not restricted. In this connection, the restricted net assets of the subsidiaries of the Company does not exceed 25% of the consolidated net assets of the Company and accordingly the above condensed parent company only financial information of Neo-Concept International Group Holdings Limited is presented for the supplementary reference.

As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.