Form 20-F
period 2024-12-31
Neo-Concept International Group Holdings Ltd
filed 2025-05-15
CIK 1916331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Patrick Kwok Fai Lau

Tel: (852) 2798-8639

Email: patrick.lau@neo-concept.com.hk

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong Kowloon, Hong Kong

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0000625 per share	NCI	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 20,320,000 Ordinary Shares issued and outstanding as of December 31, 2024.

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

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

“Memorandum”, “Memorandum of Association”, “Articles’’ or “Articles of Association’’ are to the second amended and restated memorandum of association and articles of association of our Company (as amended from time to time) effective on March 3, 2025, as amended, supplemented and/or otherwise modified from time to time.

●	“BVI” are to the British Virgin Islands.

●	“China” or “PRC” are to the People’s Republic of China including Hong Kong, Macau and, excluding, for the purpose of this report, Taiwan.

●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time.

●

“Company”, “we”, “us”, “our” and “NCI” are to Neo-Concept International Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on July 29, 2021,Ordinary Shares.

●	“Controlling Shareholder” are to Ms. Eva Yuk Yin Siu, who beneficially owns 11,895,055 Class A Ordinary Shares and 2,631,300 Class B Ordinary Shares, an aggregate of 14,526,355 Ordinary Shares, which represents 71.5% of the total issued and outstanding Shares.

●	“COVID-19” are to the Coronavirus Disease 2019.

●	“Europe” are to the European Union, excluding the UK.

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“IPO” are to an initial public offering of securities by the Company of 2,320,000 Ordinary Shares, par value $0.0000625 per share.

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong.

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“GBP” or “£” are to pound sterling, the lawful currency of the UK.

●	“Independent Third Party” are to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China.

●	“Mainland China” are to the PRC or China excluding, for the purpose of this report only, Hong Kong, Macau and Taiwan.

●	Ordinary Shares

●	“NCA” are to Neo-Concept Apparel Group Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly-owned subsidiary of NCI.

●	“NCH” are to Neo-Concept (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability in 1990 as a comprehensive garment service solution provider and which in 2021, pursuant to a plan of reorganization, spun off its subsidiaries Neo-Concept HK and Neo-Concept UK to NCI.

●	“NCI Group” are to the Company and its subsidiaries, NCA, Neo-Concept HK and Neo-Concept UK.

●	“Neo Concept Group” are to the Parent Group and its subsidiaries including NCH but excluding the NCI Group.

●	“Neo-Concept (BVI) Limited” are to “Neo-Concept (BVI) Limited, a BVI business company limited by shares incorporated in the BVI, and the holding company of 67.91% of Class A Ordinary Shares and 100% of Class B Ordinary Shares as at the date of this report.

●	“Neo-Concept HK” are to Neo-Concept International Company Limited, a company incorporated in Hong Kong with limited liability, an indirect wholly owned subsidiary of NCI and our key operating subsidiary in Hong Kong.

●	“Neo-Concept UK” are to Neo-Concept (UK) Limited, a company incorporated in the UK with limited liability, an indirect wholly owned subsidiary of NCI and our operating subsidiary in the UK.

●	“Operating Subsidiaries” are to Neo-Concept HK and Neo-Concept UK.

●	“Class A Ordinary Shares” are to our Class A Ordinary Shares, par value $0.0000625 per share, carrying one vote per share.

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, par value $0.0000625 per share, carrying thirty votes per share.

●	“PRC” or “China” are to the People’s Republic of China including Hong Kong, Macau and, excluding, for the purpose of this report, Taiwan.

●	“Parent Group” are to Neo-Concept (BVI) Limited, Ample Excellence Limited, and Splendid Vibe Limited.

●	“SEC” or “Securities and Exchange Commission” are to the United States Securities and Exchange Commission.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“U.S. dollars” or “US$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

●	“UK” are to the United Kingdom.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our Class A Ordinary SharesShares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our Class A Ordinary Shares Ordinary Sharescould decline, and you may lose all or part of your investments.

Risks Relating to Our Corporate Structure

Our transactions with NCH may be less favorable to us than similar agreements negotiated with unaffiliated third parties.

During the three years ended December 31, 2023, 2022 and 2021, we entered into a series of transactions with an affiliated company under the control of our Controlling Shareholder, NCH. These transactions include engaging NCH as a contract manufacturer to produce certain apparel products for our customers. The terms of such transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Because we are a “controlled company” the terms of such future transactions will be reviewed by the Audit Committee to ensure that they will not be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Moreover, so long as we are under the control of the Controlling Shareholder, their influence may make it difficult for us to bring a legal claim against NCH in the event of contractual breach, notwithstanding our contractual rights under the transactions and other agreements we may enter into with NCH or other affiliated companies under the control of our Controlling Shareholder from time to time.

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

Our Controlling Shareholder, owns 71.5% of the total issued and outstanding Ordinary Shares, representing 84.64% of the total voting power. Because the Controlling Shareholder will control a majority of our outstanding voting power, we will be a “controlled company” under corporate governance rules for NASDAQ-listed companies. Therefore, the Controlling Shareholder will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. Since the Controlling Shareholder is also a Controlling Shareholder of NCH, which is in direct competition with our business in certain regions and creates potential conflicts of interest, this concentration of ownership may not be in the best interests of all of our shareholders.

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

Our Controlling Shareholder beneficially owns 71.5% of our outstanding Ordinary Shares and 84.64% of the total voting power. Accordingly, our Controlling Shareholder may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such  as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Class A Ordinary Shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares may view as beneficial.

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, holders of Class A ordinary shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares will be entitled to thirty (30) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholder, Ms. Eva Yuk Yin Siu, beneficially owns 11,895,055 Class A Ordinary Shares and 2,631,300 Class B Ordinary Shares, which represents 71.5% of the total issued and outstanding Shares. Their interests may not coincide with your interests, and they may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

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

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2024, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management.

We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including appointment of independent Directors and establishment of an audit committee aiming to strengthen corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and in such an event our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline, and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Relating to Doing Business in Jurisdictions in which the Operating Subsidiaries Operate

Our key operations are in Hong Kong. However, due to long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

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

The Chinese government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance, decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

It remains unclear whether a Hong Kong company shall be subject to the Review Measures 2021. But we believe our HK subsidiary is neither a “critical information infrastructure” operator nor an online platform operator as defined in the Review Measures 2021, that are required to file for cybersecurity review before listing in the U.S., because (i) Neo-Concept HK is incorporated and operating in Hong Kong and the Review Measures 2021 remains unclear whether it shall be applied to a Hong Kong company; (ii) Neo-Concept HK operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this report, Neo-Concept HK has not collected and stored any personal information of PRC individual client; and (vi) as of the date of this report, Neo-Concept HK has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Neo-Concept HK is deemed an “operator of critical information infrastructure” or an “online platform operator” as defined in the Review Measures 2021, Neo-Concept HK’s operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future.

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

The Company understands that as of the date of this report, the Group has no operations in Mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in Mainland China, should we have any future operations in Mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our IPO or other offerings into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our future offerings before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for our offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

As of the date of this report, neither NCI nor any of our subsidiaries are required to obtain any permission or approval from Hong Kong authorities to operate our business. Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, the Management understands that as of the date of this report, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our IPO are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that NCA, Neo-Concept HK and Neo-Concept UK are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus, reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

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

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, the Class A Ordinary Shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase the Class A Ordinary Shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of the Class A Ordinary Shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the Class A Ordinary Shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

While the CSRC, the MOF and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, enacted on December 23, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

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

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our business operations, any future offerings and our reputation and could result in a loss of your investment in our Class A Ordinary SharesShares, in particular if such matter cannot be addressed and resolved favorably.

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

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative, or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

The apparel products sold or sourced by us during the years ended December 31, 2024, 2023 and 2022, were mainly produced by two contract manufacturers, one of which is our affiliated company. During the years ended December 31, 2024, 2023 and 2022 our two contract manufacturers together accounted for 100%, 93.9% and 80.1% of our total purchases, respectively. We engage contract manufacturer on an individual project basis and rely on third party service providers for services including sourcing of materials and provision of logistics services for the finished goods. We do not enter into any long-term contracts with our suppliers, and the terms of services provided by them may be susceptible to fluctuations with regard to pricing, timing and quality. Business relationships with our key suppliers could deteriorate, and existing procurement arrangements could change without advance notice. Increases in raw material prices resulting in higher procurement costs being incurred by our contract manufacturer, may be passed onto us as part of the overall production service costs. Recent inflationary pressures have affected the procurement cost of certain raw materials used in our apparel products. While we have not faced any shortages or significant increases in prices that would have a material adverse effect on our operations, we have had to enact measures to mitigate fluctuations in the price of our key raw materials. These measures include, but are not limited to, placing bulk orders for a portion of our raw material requirements based on projections and sales estimates ahead of the production season and incorporating alternative materials into our products or modifying specifications of product designs. However, our ability to implement such measures are limited and we cannot guarantee that we will be able to successfully mitigate fluctuations or increases in the price of raw materials. We might have to accept substantial increment in price, or a substantial reduction of quantities supplied in some cases, especially when we are unable to locate alternative suppliers in a timely manner and/or on comparable commercial terms. In addition, we are not able to ensure our suppliers’ compliance with applicable laws and regulations. Failure on the part of any of our suppliers to comply with applicable laws and regulations may damage our corporate image, and adversely affect our customer relationships.

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

We cannot guarantee that we are able to protect or enforce our intellectual property rights of the “les 100 ciels” trademark that would have a material adverse effect on our business and operations.

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

Share re-designation and Share Consolidation

On March 3, 2025, the shareholders of the Company resolved and approved the following resolutions:

a)	the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the New M&A (as defined below))(the Class A Shares together with the Class B Shares, the “Shares”) (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the New M&A (as defined below);

b)	(i)	contemporaneously upon the Reclassification taking effect, each issued share of a par value of US$0.0000625 each of the Company shall be re-designated as an issued Class A Share (the “Re-designation”) with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company; and

(ii)	immediately following the Re-designation, 3,000,000 Class A Shares then held by Neo-Concept (BVI) Limited (“NCBVI”) shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to NCBVI (or such other person as directed) 3,000,000 Class B Shares, credited as fully paid-up;

c)	the second amended and restated memorandum of association and articles of association of the Company containing the amendments to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

On May 9, 2025, the shareholders of the Company resolved and approved that with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 1 July 2025:

●	every five issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0003125 each (the “Share Consolidation”) so that the authorised share capital of the Company shall be changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of 780,000,000 class A ordinary shares of par value US$0.0000625 each and 20,000,000 class B ordinary shares of par value US$0.0000625 each to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of 156,000,000 class A ordinary shares of par value US$0.0003125 each and 4,000,000 class B ordinary shares of par value US$0.0003125 each;

As of the date of this Annual Report, the Share Consolidation has not yet been effective.

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

In 2000, Neo-Concept UK began to sell apparel products in the UK under the brand “les 100 ciels” through its retail stores.

In 2024, our group formed a joint venture with a company in the United Arabs Emirates for the purpose of selling our own-branded products under the brand “les 100 ciels” in the Middle East and Northern African regions.

In March 2025, the first Middle East “les 100 ciels” shop was opened in Abu Dhabi, the United Arabs Emirates.

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

CUSTOMERS

Our customers mainly include brand owners, apparel sourcing agents and online fashion retailers, primarily located in North America and Europe. We have a particularly strong customer base in Canada and the U.S. which accounts for over 86.98% of total revenues, and we maintain stable and ongoing business relationships with all our major customers.

Our top customer is a Canadian based retailer listed on the Toronto Stock Exchange which contributed approximately 49.05% and 71.3% of our revenue for the years ended December 31, 2024 and 2023, respectively. Neo-Concept HK has been providing our apparel solution services to our top customer since 2012. During this time, it has expanded the service scope to cover a wider range of products. We currently work with seven brands/sub-brands of our top customer, each with its distinct brand identity and which spans across different product categories, including knitwear, woven, cut, and sewn fine knits and a variety of accessories. Although our customer concentration is extremely high, we believe this is a natural result of our business strategy to grow and expand our product offerings organically along with our customers.

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

SUPPLIERS

We have two principal suppliers, (i) NCH, an affiliated company controlled by our Controlling Shareholder, and (ii) an independent third party based in Hong Kong with manufacturing facilities in Mainland China, which we have engaged to produce the majority of apparel products for and arrange delivery to our customers during the years ended December 31, 2024, and 2023. We selected these suppliers due to their performance based on a pre-defined set of criteria, including size, quality, reputation, price, and on-time delivery records.

For the years ended December 31, 2024 and 2023 our two principal suppliers together accounted for 100% and 93.9% of our total purchases, respectively. We believe it is common for market participants in the apparel supply chain industry to establish reliance on a few suppliers. Establishing and maintaining long-term strategic partnership with strong suppliers with proven capability and the capability to handle a breadth of product categories allow us to enhance our own product offerings and be more competitive in the market.

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

For the years ended December 31, 2024 and 2023, we are not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

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

SEASONALITY

The apparel market exhibits seasonality with dynamic changes in trends and consumers’ preferences depending on the time of year. Apparel sales are generally highest from July to September, mainly attributable to climate and frequent online sales events during these months. The aggregate sales generated in these months accounted for approximately 49.58% of our total revenue for the year ended December 31, 2024.

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

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this report:

Name	Background	Ownership
Neo-Concept Apparel Group Limited (“NCA”)	- A BVI company - Incorporated in August 2008 - Issued Share Capital of US$100 - Intermediate holding company	100% owned by NCI

Neo-Concept International Company Limited (“Neo-Concept HK”)	- A Hong Kong company - Incorporated in October 1992 - Issued Share Capital of HKD 100,000 - Provision of one-stop apparel solution services	100% owned by NCA

Neo-Concept (UK) Limited (“Neo-Concept UK”)	- A UK company - Incorporated in August 2000 - Issued Share Capital of GBP100 - Provision of online and offline retail sales of apparel products	100% owned by Neo-Concept HK

Neo-Concept Exquisite Couture Limited (“NCEC”)	- A BVI company - Incorporated in May 2024 - Issued Share Capital of US$100 - Intermediate holding company	100% owned by NCA

Neo Concept Elite Fashion Company L.L.C. (“NCEF”)	- A UAE company - Incorporated in May 2024 - Issued Share Capital of AED100,000 - Intermediate holding company	100% owned by NCEC

Lineowa Fashion and Life Style L.L.C. (“Lineowa”)	- A UAE company - Incorporated in October 2024 - Issued Share Capital of AED100 - Provision of online and offline retail sales of apparel products	50% owned by NCEF

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder owns 71.5% of our total issued and outstanding Class A Ordinary Shares, representing 84.64% of the total voting power.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

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

We currently lease five retail shops in London, UK, totaling approximately 4,100 square feet, a retail shop in Abu Dhabi, the United Arabs Emirates totaling approximately 1,969 square feet and an office with a size of approximately 700 square feet.

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

Exchange rate information

NCI is a holding company with operations conducted in Hong Kong through its key operating subsidiary in Hong Kong, Neo-Concept HK, using Hong Kong dollars. Neo-Concept HK’s reporting currency is Hong Kong dollars. Translations of amounts from HKD into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.7677, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate. We make no representation that the HKD or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate.

A. Results of operations

	For the Years Ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
REVENUES, NET	347,451,568	174,202,627	235,667,734	30,339,448

COST OF REVENUES
-Related parties	(103,159,420)	(34,213,521)	(7,915,189)	(1,018,987)
-External	(202,457,187)	(104,940,795)	(178,307,992)	(22,955,056)
	(305,616,607)	(139,154,316)	(186,223,181)	(23,974,043)
Gross profit	41,834,961	35,048,311	49,444,553	6,365,405

EXPENSES
Selling and marketing	(2,631,231)	(3,132,277)	(4,392,521)	(565,486)
General and administrative	(20,268,417)	(22,869,509)	(33,480,608)	(4,310,234)
Total expenses	(22,899,648)	(26,001,786)	(37,873,129)	(4,875,720)
INCOME FROM OPERATION	18,935,313	9,046,525	11,571,424	1,489,685

OTHER INCOME (EXPENSES)
Interest income	1	92,951	31,954	4,114
Interest expense	(6,133,455)	(5,759,182)	(3,759,032)	(483,931)
Other income	2,586,019	2,662,360	1,304,894	167,989
Other expense	(7,444)	(302,784)	—	—
Total other expenses, net	(3,554,879)	(3,306,655)	(2,422,184)	(311,828)
INCOME BEFORE TAX EXPENSES	15,380,434	5,739,870	9,149,240	1,177,857
INCOME TAX EXPENSES	(2,979,918)	(1,325,137)	(1,085,909)	(139,798)
NET INCOME	12,400,516	4,414,733	8,063,331	1,038,059

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenue

For the years ended December 31, 2024 and 2023, we generated our revenue through two revenue streams: sales of private -labelled apparel products and retail sales of own -branded apparel products.

	For the years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Private-labelled apparel products	156,316,352	196,736,307	25,327,485
Own-branded apparel products	17,886,275	38,931,427	5,011,963
Total	174,202,627	235,667,734	30,339,448

Our revenue increased by 35.3% to HKD235,667,734 (US$30,339,448) for the year ended December 31, 2024, from HKD174,202,627 for the year ended December 31, 2023. The increase was mainly caused by the increase in sales of private-labelled apparel products by 25.9% to HKD196,736,307 (US$25,327,485) for the year ended December 31, 2024, from HK$156,316,352 for the year ended December 31, 2023, which was mainly due to increase in number of commercial customers from 18 in 2023 to 21 customers in 2024 by the successful marking and promotional strategies such has social media marketing and promotional events and increase in sales of own-branded apparel products by 117.7% to HKD38,931,427 (US$5,011,963) for the year ended December 31, 2024, from HK$17,886,275 for the year ended December 31, 2023, which was mainly due to business expansion including establishment four more retail shops in London and led to increase in retail sales.

Cost of revenue

	For the years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Private-labelled apparel products	134,239,759	178,307,992	22,955,056
Own-branded apparel products	4,914,557	7,915,189	1,018,987
Total	139,154,316	186,223,181	23,974,043

Our cost of revenue increased by 33.8% to HKD186,223,181 (US$23,974,043) for the year ended December 31, 2024, from HKD139,154,316 for the year ended December 31, 2023. The increase was in correspondence to our increase of sales in revenue.

Gross profit and gross profit margin

	For the year ended December 31,
	2023				2024
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%	HKD	HKD	HKD	%
Private-labelled apparel products	156,316,352	134,239,759	22,076,593	14.1%	196,736,307	178,307,992	18,428,315	9.4%
Own-branded apparel products	17,886,275	4,914,557	12,971,718	72.5%	38,931,427	7,915,189	31,016,238	79.7%
Total	174,202,627	139,154,316	35,048,311	20.1%	235,667,734	186,223,181	49,444,553	21.0%

Our overall gross profit increased by 41.1% to HKD49,444,553 (US$6,365,405) for the year ended December 31, 2024, from HKD35,048,311 for the year ended December 31, 2023, primarily due to the increase in our revenue in sales of own-branded apparel products in UK as the Company newly established 4 retail shops. Our overall gross profit margin increased by 0.9 percentage points to 21.0% for the year ended December 31, 2024, from 20.1% for the year ended December 31, 2023, mainly due to our increase in sales of products with higher margin.

Our gross profit for private-labelled apparel products decreased by 16.5% to HKD18,428,315 (US$2,372,429) for the year ended December 31, 2024, from HKD22,076,593 for the year ended December 31, 2023. The decrease was principally due to the increase in the cost of purchase from suppliers. Our gross profit margin for private-labelled apparel products decreased by 4.7 percentage points to 9.4% for the year ended December 31, 2024, from 14.1% for the year ended December 31, 2023 as overall cost of purchase from suppliers increased in 2024.

Our gross profit for own-branded apparel products increased by 139.1% to HKD31,016,238 (US$3,992,976) for the year ended December 31, 2024, from HKD12,971,718 for the year ended December 31, 2023. The increase was mainly due to business expansion including open-up of new retail shops in the UK. Our gross profit margin for own-branded apparel products increased by 7.2 percentage points to 79.7% for the year ended December 31, 2024, from 72.5% for the year ended December 31, 2023. The increase was mainly due to the increase in sales of products with higher margin.

Selling and marketing expenses

	For the years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Transportation costs	333,257	1,177,462	151,584
Marketing and displaying expenses	2,799,020	3,215,059	413,902
Total	3,132,277	4,392,521	565,486

Our selling and marketing expenses increased by 40.2% to HKD4,392,521 (US$565,485) for the year ended December 31, 2024, from HKD3,132,277 for the year ended December 31, 2023, primarily due to increase in marketing and displaying expenses due to business expansion including open up of new retail shops in the UK as a result of increase in sales.

General and administrative expenses

	For the years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Staff costs	13,260,898	18,486,483	2,379,917
Depreciation	3,260,273	4,551,567	585,961
Amortization	112,049	1,481,738	190,756
Provision for expected credit losses	1,383,316	1,253,368	161,356
Professional fee	2,204,622	2,840,139	365,634
Others	2,648,351	4,867,313	626,610
Total	22,869,509	33,480,608	4,310,234

Our general and administrative expenses increased by 46.4% to HKD33,480,608 (US$4,310,234) for the year ended December 31, 2024, from HKD22,869,509 for the year ended December 31, 2023, the increase was principally due to (i) the business expansion including open-up of four new retail shops in the UK which led to the increase in staff cost, lease expenses and overall general administrative expenses, (ii) increase in amortization of intangible assets as acquisition of trademarks in 2024, (iii) increase in expected credit loss and impairment losses on receivables and (iv) increase in legal and professional fee for the audit fee and business expansion consultation.

Interest expense

Our interest expense represented factoring charges and interest expense for our bank borrowings, it decreased by 34.7% to HKD3,759,032 (US$483,931) for the year ended December 31, 2024 from HKD5,759,182 for the year ended December 31, 2023. The decrease was mainly due to (i) repayment of bank borrowings and (ii) decrease in weighted average interest rate.

Other income

	For the years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Agency income	2,662,034	1,170,664	150,709
Other	326	134,230	17,280
Total	2,662,360	1,304,894	167,989

Our agency income representing service fee charged to a related party, NCH, for promoting NCH’s products in UK, it decreased by 56.0% to HKD1,170,664 (US$150,709) for the year ended December 31, 2024 from HKD2,662,034 for the year ended December 31, 2023. The decrease was principally in correspondence with the decrease in the discretionary income from Neo-Concept UK in 2024.

Other expenses

	For the years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Exchange loss, net	(168,356)	—	—
Penalty	(134,428)	—	—
Total	(302,784)	—	—

Our other expenses decreased by 100% to nil for the year ended December 31, 2024, from HKD302,784 for the year ended December 31, 2023.

Provision for income tax expense

	For the Years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Current:
Hong Kong	928,973	348,835	44,908
UK	388,288	—	—
	1,317,261	348,835	44,908
Deferred:
Hong Kong	7,876	(206,806)	(26,623)
UK	—	943,880	121,513
Total	1,325,137	1,085,909	139,798

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

Our income tax expense decreased by 18.1% to HKD1,085,909 (US$139,798) for the year ended December 31, 2024 from HKD1,325,137 for the year ended December 31, 2023, mainly due to the tax loss utilization by the subsidiary, Neo-Concept (UK) Limited.

Our effective tax rate increased by 11.2 percentage points to 11.9% for the year ended December 31, 2024 from 23.1% for the year ended December 31, 2023. The decrease in effective tax rate was mainly due to the tax loss utilization by the subsidiary, Neo-Concept (UK) Limited.

Net income

Our net income increased by 82.6% to HKD8,063,331 (US$1,038,059) for the year ended December 31, 2024, from HKD4,414,733 for the year ended December 31, 2023. The increase in net income was predominantly due to the increase in our revenue in 2024.

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenue

For the years ended December 31, 2023 and 2022, we generated our revenue through two revenue streams: sales of private -labelled apparel products and retail sales of own -branded apparel products.

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Private-labelled apparel products	336,306,554	156,316,352	20,012,592
Retail sales of own-branded apparel products	11,145,014	17,886,275	2,289,912
Total	347,451,568	174,202,627	22,302,504

Our revenue decreased by 49.9% to HKD174,202,627 (US$22,302,504) for the year ended December 31, 2023, from HKD347,451,568 for the year ended December 31, 2022. The decrease was mainly caused by the decrease in sales of private -labelled apparel products by 53.5% to HKD156,316,352 (US$20,012,592) for the year ended December 31, 2023, from HK336,306,554 for the year ended December 31, 2022, which was mainly due to decrease of orders from our largest customer.

Cost of revenue

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Private-labelled apparel products	301,429,220	134,239,759	17,186,208
Own-branded apparel products	4,187,387	4,914,557	629,193
Total	305,616,607	139,154,316	17,815,401

Our cost of revenue decreased by 54.5% to HKD139,154,316 (US$17,815,401) for the year ended December 31, 2023, from HKD305,616,607 for the year ended December 31, 2022. The decrease was in correspondence to our decrease of sales in revenue.

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

Our overall gross profit decreased by 16.2% to HKD35,048,311 (US$4,487,103) for the year ended December 31, 2023, from HKD41,834,961 for the year ended December 31, 2022, primarily due to the decrease in our revenue. Our overall gross profit margin however increased by 8.1 percentage points to 20.1% for the year ended December 31, 2023, from 12.0% for the year ended December 31, 2022, mainly due to our increase in sales of products with higher margin.

Our gross profit for private-labelled apparel products decreased by 36.7% to HKD22,076,593 (US$2,826,383) for the year ended December 31, 2023, from HKD34,877,334 for the year ended December 31, 2022. The decrease was principally in correspondence to the decrease of revenue upon the decrease of orders from our largest customer. Our gross profit margin for private-labelled apparel products however increased by 3.7 percentage points to 14.1% for the year ended December 31, 2023, from 10.4% for the year ended December 31, 2022 as we increased our sales in products with higher margin in 2023.

Our gross profit for own-branded apparel products increased by 86.4% to HKD12,971,718 (US$1,660,720) for the year ended December 31, 2023, from HKD6,957,627 for the year ended December 31, 2022. The increase was mainly due to business expansion including open-up of new retail shops in the UK. Our gross profit margin for own-branded apparel products increased by 10.1 percentage points to 72.5% for the year ended December 31, 2023, from 62.4% for the year ended December 31, 2022. The increase was mainly due to the increase in sales of products with higher margin.

Selling and marketing expenses

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Transportation costs	1,057,957	333,257	42,666
Marketing and displaying expenses	1,573,274	2,799,020	358,348
Total	2,631,231	3,132,277	401,014

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

General and administrative expenses

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Staff costs	12,436,317	13,260,898	1,697,743
Depreciation	3,205,017	3,260,273	417,401
Insurance	59,595	66,393	8,500
Amortization	137,358	112,049	14,345
Provision for expected credit losses	—	1,383,316	177,101
Professional fee	3,654,819	2,204,622	282,249
Others	775,311	2,581,958	330,558
Total	20,268,417	22,869,509	2,927,897

Our general and administrative expenses increased by 12.8% to HKD22,869,509 (US$2,927,897) for the year ended December 31, 2023, from HKD20,268,417 for the year ended December 31, 2022, the increase was principally due to the increase in rental and office expenses due to business expansion including open-up of new retail shops in the UK, expected credit loss and impairment losses on receivables, which were partially offset by the decrease in legal and professional fee as the engagements for professionals to assist us in the preparation for our IPO project reduced.

Interest expense

Our interest expense represented factoring charges and interest expense for our bank borrowings, which stayed relatively stable at HKD6,133,455 and HKD5,759,182 (US$737,326) for the year ended December 31, 2022, and 2023, respectively.

Other income

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Agency income	2,586,019	2,662,034	340,810
Other	—	326	42
Total	2,586,019	2,662,360	340,852

Our agency income representing service fee charged to a related party, NCH, for promoting NCH’s products in UK stayed relatively stable at HKD2,586,019 and 2,662,034 (US$340,810) for the year ended December 31, 2022, and 2023, respectively.

Other expenses

	For the years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Exchange loss, net	(7,444)	(168,356)	(21,554)
Penalty	—	(134,428)	(17,210)
Total	(7,444)	(302,784)	(38,764)

Our other expenses increased by 3,967.5% to HKD302,784 (US$38,764) for the year ended December 31, 2023, from HKD7,444 for the year ended December 31, 2022, the increase was principally due to the increase in exchange loss, net due to currency fluctuation and increase in penalty arising in the normal course of business.

Provision for income tax expense

	For the Years ended December 31,
	2022	2023	2023
	HKD	HKD	US$
Current:
Hong Kong	2,979,918	928,973	118,941
UK	—	388,288	49,703
	2,979,918	1,317,261	168,644
Deferred:
UK	—	7,876	1,008
Total	2,979,918	1,325,137	169,652

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

B. Liquidity and capital resources

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	5,849,306	9,166,020	1,180,017
Accounts receivable, net	32,343,592	34,169,661	4,398,943
Prepayment and other current assets	20,225,722	24,387,730	3,139,633
Tax recoverable	—	994,950	128,088
Inventories, net	5,320,199	3,616,821	465,623
Total current assets	63,738,819	72,335,182	9,312,304

CURRENT LIABILITIES
Bank borrowings	30,753,400	27,105,722	3,489,543
Accruals and other payables	3,205,705	7,292,824	938,865
Due to related parties	34,243,244	638,243	82,167
Operating lease liabilities	708,829	3,890,482	500,854
Tax payable	916,436	372,485	47,953
Total current liabilities	69,827,614	39,299,756	5,059,382
Net current (liabilities) assets	(6,088,795)	33,035,426	4,252,922

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 60 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable increased by 5.6% to HKD34,169,661 (US$4,398,943) as of December 31, 2024, from HKD32,343,592 as of December 31, 2023, the Company utilize factoring to maintain the stability of accounts receivable.

Our accounts receivable increased by 212.8% to HKD32,343,592 (US$4,140,828) as of December 31, 2023, from HKD10,339,186 as of December 31, 2022, because we utilized less factoring of accounts receivable to save from high arrangement fee.

Prepayment and other current assets

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Deferred IPO costs	8,148,021	—	—
Prepayments	12,021,838	24,384,141	3,139,171
Others	55,863	3,589	462
Total	20,225,722	24,387,730	3,139,633

Our prepayment and other current assets increased by 20.6% to HKD24,387,730 (US$3,139,633) as of December 31, 2024, from HKD20,225,722 as of December 31, 2023. The increase was primarily attributable to the increase in prepayments to suppliers to secure our supplies for production and business which partially offset against the decrease in deferred IPO cost upon listing.

Our prepayment and other current assets increased by 361.7% to HKD20,225,722 (US$2,589,425) as of December 31, 2023, from HKD4,380,864 as of December 31, 2022. The increase was primarily attributable to the increase in prepayments to suppliers to secure our supplies for production and business.

Inventories

Our inventories represented owen-branded apparel products at our retail shops in London. Our inventories decreased by 32.0% to HKD3,616,821(US$465,623) as of December 31, 2024. We maintained our inventory level as of December 31, 2024 to minimize its inventory cost.

Our inventories increased by 309.3% to HKD5,320,199 (US$681,125) as of December 31, 2023. We increased our inventory level as of December 31, 2023 to cope with the increase in retail sales as we opened an additional retail shop in London in 2023.

We review our inventory levels on a regular basis. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

During the years ended December 31, 2022, 2023 and 2024, our obsolete and slow-moving inventories amounted to nil, HKD68,536 and HKD23,585, respectively.

Accruals and other payables

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Accruals	—	1,087,478	140,000
Payroll payable	2,185,617	2,366,113	304,609
Interest payable	46,397	—	—
VAT	834,902	2,435,091	313,489
Deposit received	—	814,863	104,904
Others	138,789	589,279	75,863
Total	3,205,705	7,292,824	938,865

Our accruals and other payables increased by 127.5% to HKD7,292,824 (US$938,865) as of December 31, 2024, from HKD3,205,705 as of December 31, 2023, principally due to (i) the increase of accruals for audit fee, (ii) increase in VAT due to increase in cost of purchases resulting from business expansion in the UK and (iii) increase in deposit received from customer.

Our accruals and other payables increased by 42.9% to HKD3,205,705 (US$410,413) as of December 31, 2023, from HKD2,242,615 as of December 31, 2022, principally due to the increase of payroll payable as a result of headcount increase and value added tax payable principally resulting from business expansion in the UK.

Operating lease liabilities

Our operating lease liabilities mainly related to our office in Hong Kong and retail shops in the UK.

Cash Flows

Our use of cash primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the Years Ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash and cash equivalents at the beginning of the year	1,428,243	8,593,063	5,849,306	753,029
Net cash (used in) generated from operating activities	(42,759,538)	(49,014,516)	428,243	55,131
Net cash used in investing activities	(73,526)	(1,275,847)	(19,167,148)	(2,467,545)
Net cash generated from financing activities	49,997,884	47,546,606	21,891,118	2,818,224
Effect of foreign currency translation on cash and cash equivalents	—	—	164,501	21,178
	8,593,063	5,849,306	9,166,020	1,180,017

Cash (used in) generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended December 31, 2022, we had net cash used in operating activities of HKD42,759,538 (US$5,480,936) mainly arising from net income from our operation of HK$12,400,516 (US$1,589,505), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD11,114 (US$1,425); and (ii) amortization of intangible assets of HKD137,358 (US$17,607). Changes in operating assets and liabilities mainly include (i) the increase in prepayment and other current assets of HKD3,796,835 (US$486,680) due to the increase in our deferred IPO costs; (ii) the increase in inventories of HKD619,878 (US$79,456) to cope with the increase in retail sales as we opened an additional retail shop in London in 2023; and (iii) the decrease in accounts payable of HKD74,184,359 (US$9,508,987) as we sped up our settlement of accounts payable to take advantage of bulk purchase; and partially offset by (i) decrease in accounts receivable of HKD19,369,617 (US$2,482,807) because we sped up the collection of accounts receivable by way of factoring so as to strengthen our liquidity for the year ended December 31, 2022; (ii) increase in accruals and other payables of HKD921,015 (US$118,056) mainly due to the increase in value added tax payable; and (ii) the increase in tax payable of HKD3,001,914 (US$384,787).

For the year ended December 31, 2023, we had net cash used in operating activities of HKD49,014,516 (US$6,275,143) mainly arising from net income from our operation of HK$4,414,733 (US$ 565,202), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD33,091 (US$4,237); (ii) amortization of intangible assets of HKD112,049 (US$14,345); inventory provision of HKD68,536 (US$8,774); and allowance for expected credit loss of HKD1,383,316 (US$177,101). Changes in operating assets and liabilities mainly include (i) increase in trade receivable of HKD23,387,722 (US$2,994,242) because we utilized less factoring of accounts receivable; (ii) increase of prepayment and other current assets of HKD14,332,426 (US$1,834,926) due to increase in prepayments to suppliers to secure our supplies for production and business; (iii) the increase in inventories of HKD4,088,840 (US$523,479) to cope with the increase in retail sales as we opened an additional retail shop in London in 2023; and (iv) the decrease in accounts payable of HKD10,429,941 (US$1,335,306) as we increased our prepayment to secure our production; and (v) decrease if tax payable of HKD3,969,112 (US$508,150) as our assessable profit reduced in 2023, and partially offset by (i) increase in accruals and other payables of HKD1,173,924 (US$150,293) principally due to the increase of payroll payable as a result of headcount increase and value added tax payable principally resulting from business expansion in the UK.

For the year ended December 31, 2024, we had net cash generated from operating activities of HKD428,243 (US$55,131) mainly arising from net income from our operation of HKD8,063,331 (US$1,038,059), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD685,245 (US$88,217); (ii) amortization of intangible assets of HKD1,481,738 (US$190,756) and allowance for expected credit loss of HKD1,253,368 (US$161,356). Changes in operating assets and liabilities mainly include (i) increase in trade receivable of HKD3,079,437 (US$396,441) mainly due to increase in revenue of the Company; (ii) increase of prepayment and other current assets of HKD12,940,934 (US$1,665,992) due to increase in prepayments to suppliers to secure our supplies for production and business and rental deposits for four new retail shops in UK; (iii) decrease in lease liabilities due to the lease payment and (iv) decrease in tax payable of HKD543,951 (US$70,027) as the Company made the prepayment of income tax in 2024, and partially offset by (i) decrease in inventories of HKD1,679,793 (US$216,254) due to the establishment of four new retail shops in UK led to increase in inventory turnover days and (ii) increase in accruals and other payables of HKD4,087,119 (US$526,168) principally due to the increase of accruals for audit fee, VAT as increase in cost of purchases resulting from business expansion in the UK and increase in deposit received from customer.

Cash used in investing activities

For the year ended December 31, 2022, net cash used in investing activities was HKD73,526 (US$9,425) which related to the acquisition of computer and office equipment.

For the year ended December 31, 2023, net cash used in investing activities was HKD1,275,847 (US$163,342) which related to the acquisition of computer and office equipment and leasehold improvement.

For the year ended December 31, 2024, net cash used in investing activities was HKD19,167,148 (US$2,467,545) which related to the acquisition of computer and office equipment, leasehold improvement and trademarks.

Net cash generated from financing activities

For the year ended December 31, 2022, net cash generated from financing activities of HKD49,997,884 (US$6,408,752) consisted of (i) proceeds from bank borrowings of HKD508,716,999 (US$65,207,588), the effects of which were partially offset by (i) repayment for bank borrowings of HKD452,377,168 (US$57,985,922); and (ii) advance to related parties of HKD6,341,947 (US$812,914).

For the year ended December 31, 2023, net cash generated from financing activities of HKD47,546,606 (US$6,087,213) consisted of (i) proceeds from bank borrowings of HKD115,018,274 (US$14,725,356); and (ii) advance from related parties of HKD101,130,691 (US$12,947,380), the effects of which were partially offset by (i) repayment for bank borrowings of HKD168,602,359 (US$21,585,523).

For the year ended December 31, 2024, net cash generated from financing activities of HKD21,891,118 (US$2,818,224) consisted of (i) proceeds from bank borrowings of HKD222,497,624 (US$28,643,951); and (ii) proceeds from initial public offering HKD65,641,784 (US$8,450,607), the effects of which were partially offset by (i) repayment for bank borrowings of HKD226,145,302 (US$29,113,547); and (ii) repayment to related parties of HKD40,102,988 (US$5,162,788).

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

Capital Expenditures

We incurred capital expenditures of HKD73,526, HKD1,275,847 and HKD19,167,148 (US$2,467,545) for the years ended December 31, 2022, 2023 and 2024, respectively, which related to the acquisition of computer and office equipment and leasehold improvement and acquisition of trademarks.

Contractual Obligations

The following table summarized our undiscounted contractual obligations as of December 31, 2024:

	Payment due by period
	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	7,073,089	14,809,755	14,312,538	21,572,644	57,768,026

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

C. Research and development, patents and licenses

To date, we owned certain patents, copyrights, or trademarks, including Les100Ciels and . We, through our Operating Subsidiaries, own and maintain the registered domains www.les100ciels.com and www.neo-ig.com

D. Trend information

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

Accounts receivable

Accounts receivable mainly represent amounts due from clients for corporate finance services which are recorded net of allowance for the Group’s doubtful accounts. The group does not grant credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2024 and 2023, the allowance for doubtful accounts was HKD1,414,818 and HKD2,668,186, respectively.

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

Intangible assets, net

Intangible assets are primarily purchased from third parties and Neo-Concept (Holdings) Company Limited, a company under common control of the Controlling Shareholder. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Computer software – Point-of-sale system	10 years
Trademarks	6 years

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

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024, 2023 and 2022, the Group did not have any impairment loss against its operating lease right-of-use assets.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table provides information regarding the executive officers and directors of the Company as of the date of this report:

Directors and Executive officers	Age	Position
Ms. Eva Yuk Yin Siu	63	Director, Chairlady of the Board, Chief Executive Officer
Ms. Man Chi Wai	67	Director
Mr. Patrick Kwok Fai Lau	52	Chief Financial Officer
Mr. Billy Chun Fai Tang	52	Independent Director
Mr. Mark Gary Singer	68	Independent Director
Ms. Josephine Yan Yeung	43	Independent Director

Ms. Eva Yuk Yin Siu served as Chairlady of the Board and Director of NCI since July 2021. In May 2022, she was appointed CEO. She is responsible for NCI’s overall management, operations, planning, and business development. In October 1992, she co-founded Neo-Concept International Company Limited and has been its director since December 1992. In August 2000, she also co-founded Neo-Concept (UK) Limited. These subsidiaries combine fashion, function, creativity, innovation and craftsmanship. Ms. Siu is also the founder and director of Neo-Concept (Holdings) Company Limited and some of its garment manufacturing subsidiaries. Ms. Siu has more than 30 years of experience in the fashion garment industry and her fashion sense and insight into fashion trends have laid a strong foundation for our business.

Ms. Man Chi Wai has served as a Director since July 2021. Ms. Wai is primarily responsible for assisting the Chairlady of our Board with the overall management and operations of NCI and its subsidiaries. In October 1992 she co-founded Neo-Concept HK and has served as its director since October 1992. In August 2000 she also co-founded Neo-Concept UK. In 1983, Ms. Wai joined the Bonds Group of Companies as an administration secretary in the international trades division. From 1986 to 1990 she served as the administration manager in commercial projects section for Bonds Group of Companies. Ms. Wai is also a director of NCH since September, 1992, a company incorporated in Hong Kong in October 1990, as well as certain subsidiaries under the NCH group. NCH and its subsidiaries are a comprehensive garment service solutions provider that provides an array of services in the apparel supply chain, including textile and clothing manufacturing through its factories based in the PRC. Ms. Wai has more than 30 years of experience in the fashion garment industry and holds extensive operational and insights that have considerably contributed to our fast growth and unique corporate culture. Ms. Wai obtained a Higher Diploma of Business Studies.

Mr. Patrick Kwok Fai Lau has served as our Chief Financial Officer since May 2022. Mr. Lau has been serving as the chief financial officer of Neo-Concept HK since December 2021. From September 2020 to November 2021, Mr. Lau was the chief financial officer of our affiliated company, NCH. Mr. Lau possesses extensive expertise in accounting, auditing, financial advisory, and corporate governance. Between 1996 and 2011, he garnered valuable experience working in various international accounting firms, where he provided audit and financial advisory services. From 2011 to 2019, Mr. Lau held several key positions at BII Railway Transportation Technology Holdings Company Limited (HKSE: 1522) and International Alliance Financial Leasing Co., Ltd. (HKSE: 1563) respectively.

Mr. Lau earned a Master of Science degree in Corporate Governance and Directorship (Distinction) from Hong Kong Baptist University in November 2014. He also obtained the HKICPA Diploma in Insolvency from The Hong Kong Institute of Certified Public Accountants in June 2004. Mr. Lau has been a member of The Hong Kong Institute of Certified Public Accountants since July 2003 and a fellow member of the Association of Chartered Certified Accountants since December 2007. He is a member of Beta Gamma Sigma Hong Kong since April 2014.

Mr. Lau has been an independent non-executive director of Numans Health Food Holdings Company Limited (HKSE: 2530) since December 2024, Ximei Resources Holding Limited (HKSE: 9936) since February 2020 and Zhongtian Construction (Hunan) Group Limited (HKSE: 2433) since March 2023. Mr. Lau was also an independent non-executive director of Jinhai International Group Holdings Limited (HKSE: 2225) from September 2017 to June 2020, Sundy Service Group Co. Ltd (HKSE: 9608) from December 2020 to January 2024 and FDB Holdings Limited (HKSE: 1826) from January 2018 to January 2025.

Mr. Mark Gary Singer is the independent Director, the Chairman of the Nominating and Corporate Governance Committees and a member of the Audit Committee and Compensation Committee of NCI. Mr. Singer has over 30 years of management experience spanning sales, supply chain, operations and logistical support for a wide range of companies from startups to medium cap. From May 1988 to June 1996, Mr. Singer worked at August Silk (formerly Diane Gilman) with his last position as Group Vice President of Sales, Production and Sourcing. From July 1996 to August 1998, Mr. Singer was Vice President of the Production and Product Development department at 17 North (Cable and Gauge label). From March 1998 to April 2002, Mr. Singer was the Director of Sales, Marketing and Product Development at Jones Apparel Group. From May 2002 to May 2013, Mr. Singer was the Chief Executive Officer of Neo-Concept (NY) Corporation. In September 2014, Mr. Singer founded MGS Consulting Services, a consulting services firm based in New York that works with early to mid-cap direct to consumer and wholesaler companies within the fashion industry. Mr. Singer currently serves as the President of MGS Consulting Services. From October 2019 to February 2021, Mr. Singer served as the President and part-time Chief Operations Officer at KBL Group International. Since October 2021, Mr. Singer serves as part-time Chief Operations Officers at Sophie Loo Jacobsen, a company engaged in sale of glass homeware both direct to consumer and to key wholesale accounts in US, Europe, UK and Australia. Since March 2022, Mr. Singer serves as part-time Chief Operations Office at Love, SVW, a start-up that will be based in New York and engage in sale of accessories. Mr. Singer has extensive experience in providing long term growth strategies. Mr. Singer obtained a Bachelor of Arts’ degree in History and Economics from Colgate University, Hamilton, New York in June 1979.

Mr. Billy Chun Fai Tang served as independent Director, Chairman of the Compensation Committee and member of the Audit Committee and Nominating and Corporate Governance Committees of the Company. Mr. Tang is an executive Director of LFG Investment Holdings Limited (3938.hk), a company of which is listed on the Hong Kong Stock Exchange. He was appointed as the executive Director on 1 April 2020. Mr. Tang joined LFG Investment Holdings Limited in December 2018 and is currently the managing director of Lego Corporate Finance Limited. Since June 2019, Mr. Tang has acted as a Responsible Officer of Lego Corporate Finance Limited for Type 6 (advising on corporate finance) regulated activity under the SFO and a Licensed Representative of Lego Securities Limited for Type 1 (dealing in securities) regulated activity under the SFO.

Mr. Tang has over 25 years of experience in the accounting and investment banking profession. Prior to joining the Group, he worked at Goldin Financial Limited from July 2009 to December 2018 and his last position was the director of investment banking division and a Responsible Officer for Type 6 (advising on corporate finance) regulated activity. Prior to that, he had worked at Optima Capital Limited as a Responsible Officer for Type 6 (advising on corporate finance) regulated activity. He had also worked at BOCOM International Holdings Company Limited, Deloitte & Touche Corporate Finance Limited and PricewaterhouseCoopers.

Mr. Tang obtained a bachelor’s degree in business administration from The University of Massachusetts at Amherst, United States, in May 1996.

Ms. Josephine Yan Yeung served as independent Director, Chairlady of the Audit Committee and member of the Compensation Committee and Nominating and Corporate Governance Committees of the Company. Ms. Yeung has approximately 19 years of experience in auditing, financial management, internal control, and corporate governance. From September 2003 to July 2009, Ms. Yeung held various positions in Ernst & Young Hong Kong, where she last served as manager in the assurance and advisory business services department, specializing in auditing listed companies in Hong Kong. From August 2009 to May 2017, Ms. Yeung worked at Verdant Group Ltd, a China focused private investment firm based in Hong Kong with her last position as a group finance director. She is a practicing member of The Hong Kong Institute of Certified Public Accountants and has been practicing in Noble Partners CPA Company, a Hong Kong-based audit firm since May 2017.

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

B. Compensation.

For the year ended December 31, 2024, we paid an aggregate of HKD 2,037,625 in cash  (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, December 31, 2023 and December 31, 2022, we had no outstanding equity awards.

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

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female independent director out of the total of three independent directors. Our board is well balanced and diversified in alignment with the business development and strategy of NCI and our subsidiaries.

Committees of the Board of Directors

We established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consisted of Ms. Josephine Yan Yeung, Mr. Mark Gary Singer and Mr. Billy Chun Fai Tang and is chaired by Ms. Josephine Yan Yeung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Josephine Yan Yeung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Billy Chun Fai Tang, Mr. Mark Gary Singer and Ms. Josephine Yan Yeung and is chaired by Mr. Billy Chun Fai Tang. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mr. Billy Chun Fai Tang, Mr. Mark Gary Singer and Ms. Josephine Yan Yeung and is chaired by Mr. Mark Gary Singer. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing, reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	evaluating the performance and effectiveness of the board as a whole.

Board Diversity Matrix (As of May 14, 2025)

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Class A Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

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

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, December 31, 2023 and December 31, 2022, we had no outstanding equity awards.

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

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Class A Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

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

	Class A		Class B
	Ordinary Shares		Ordinary Shares
	beneficially held		beneficially held
		Approximate		Approximate
		percentage of		percentage of
		outstanding		outstanding
	Number of	Class A	Number of	Class B
Directors	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Directors and executive officers(1)
Ms. Eva Yuk Yin Siu(2)	11,895,055	68.68%	2,631,300	87.71%
Ms. Man Chi Wai(3)	321,415	2.37%	392,515	2.37%
Mr. Patrick Kwok Fai Lau	—	—	—	—
Mr. Mark Gary Singer	—	—	—	—
Mr. Billy Chun Fai Tang	—	—	—	—
Ms. Josephine Yeung Yan	—	—	—	—
All directors and executive officers as a group (6 individuals)	14,918,870	71.05%	14,918,870	90.08%

5% principal shareholders:
Ms. Eva Yuk Yin Siu(2)	11,895,055	68.68%	2,631,300	87.71%
Asset Empire International Limited(2)(6)	11,895,055	68.68%	2,631,300	87.71%
Splendid Vibe Limited(2)(3)(6)	13,561,800	78.30%	3,000,000	100.00%
Neo-concept (BVI) Limited(4)(6)	11,761,800	67.91%	3,000,000	100.00%
Ample Excellence Limited(5)(6)	1,800,000	10.39%	—	—

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.
(2)	Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
(3)	Ms. Man Chi Wai, a Director of the Company, owns the entire issued share capital of Ultra Sky Group Holdings Limited. Ultra Sky Group Holdings Limited, a company incorporated in the BVI with limited liability, holds 2.37% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
(4)	Neo-Concept (BVI) Limited, a company incorporated in the BVI with limited liability, owns 72.6% of the issued Shares of the Company.
(5)	Ample Excellence Limited, a company incorporated in the BVI with limited liability, owns 8.9% of the issued Shares of the Company.
(6)	The registered office address of each of these entities listed is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.

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

List of Related Parties

Name of related parties	Relationship with the Company
Ms. Eva Yuk Yin Siu (“Ms. Siu”)	Chairman of the Board, Director, the Controlling Shareholder
Neo-Concept (Holdings) Company Limited (“NCH”)	A company under common control of the Controlling Shareholder

Amounts Due From (To) Related Parties

The following table set forth the breakdown of our balances due from related parties as of the dates indicated:

		As of December 31,
	Relationship	2022	2023	2024	2024
		HKD	HKD	HKD	US$
Due from (to) Ms. Siu	Controlling Shareholder	70,001	(59,106)	—	—
Due from (to) NCH	Common controlled by Ms. Siu	16,202,732	(34,184,138)	(638,243)	(82,167)

The amounts due from (to) the related parties are unsecured, interest free with no specific repayment terms. Neo-Concept (Holdings) Company Limited (“NCH”) is a company incorporated in Hong Kong and controlled by Ms. Siu, the controlling shareholder of the Company. As of December 31, 2022, the amount due from NCH was non-trade nature, being fund advance to NCH for its general operation. As of December 31, 2023 and 2024, the amount due to NCH and Ms. Siu was non-trade nature, being fund advance from NCH and Ms. Siu for general operation of the Company.

On June 30, 2023, NCH agreed to forgive HKD 55 million (US$7.02 million) due to NCH by the Company. The amount was credited to additional paid-in capital. The amount forgiven represented funds transferred from NCH to the Company to support the general operation of the Company during year ended December 31, 2023.

During the year ended December 31, 2022, the largest amount outstanding with the related parties was HK$100,000 due from Ms. Siu and HK$39,333,707 due from NCH. During the year ended December 31, 2023, the largest amount outstanding with the related parties was HK$55,002 from Ms. Siu and HK$33,086,018 due to NCH. During the year ended December 31, 2024, the largest amount outstanding with the related parties was HK$638,243 due to NCH.

Transactions with Related Parties

Related party transactions during the three years ended December 31, 2022, 2023 and 2024

		For the years ended December 31,
		2022	2023	2024	2024
		HKD	HKD	HKD	US$
Neo-Concept (Holdings) Company Limited(1)	Rental expense(2)	2,586,019	2,662,034	1,170,664	150,709
Neo-Concept (Holdings) Company Limited(1)	Purchase of apparel products(3)	103,159,420	34,213,521	7,915,189	1,018,987
Neo-Concept (Holdings) Company Limited(1)	Purchase of intangible assets(4)	—	—	15,023,180	1,934,057
Neo-Concept (Holdings) Company Limited(1)	Agency income received(5)	720,000	720,000	720,000	92,692

(1)	An affiliate company incorporated in Hong Kong indirectly wholly-owned by the Controlling Shareholders.
(2)	Rental expenses were paid by Neo-Concept HK for the lease of office premises located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Hong Kong.
(3)	During the normal course of business, Neo-Concept HK engaged NCH as supplier to produce and arrange delivery of products for its customers. The rates charged by NCH is consistent with the standard rates charged by Neo-Concept HK’s independent third-party supplier. We are of the opinion that the service fees paid to NCH, and the terms of service were negotiated at arm’s length.
(4)	On May 29, 2024, the Company entered into assets purchase agreement with a company controlled by Ms. Siu, Neo-Concept (Holdings) Company Limited, to purchase the trademark at a consideration of HK$15,023,180 (US$1,931,000). The trademarks are brand names which filed in Hong Kong, the Mainland China, the European Union, the US, Qatar and the United Arab Emirates.
(5)	Agency income refers to other income received from NCH, which was a discretionary payment made to Neo-Concept UK for promoting NCH’s products in the UK upon a pre-determined yearly sale target being achieved.

Bank Facilities and Other Borrowing

Bank borrowings as of December 31, 2023 and 2024 are as follows:

		Maturity		Interest rate as of December 31,	Interest rate as of December 31,	As of December 31,
Lender	Type	date	Currency	2023	2024	2023	2024	2024
						HKD	HKD	US$
DBS Bank (Hong Kong) Limited (i)	Trading finance	Within 1 year	HKD	6.46%	—	5,884,863	—	—
The Hongkong and Shanghai Banking Corporation Limited (i)	Trading finance	Within 1 year	HKD	7.14%	6.05%	21,568,885	8,579,162	1,104,466
OCBC (i)	Trading finance	Within 1 year	HKD	—	7.40%	—	2,400,446	309,029
China Construction Asia Bank (i)	Trading finance	Within 1 year	HKD	—	6.29%	—	10,645,199	1,370,444
Citibank, N.A., Hong Kong Branch (ii)	Trading finance	Within 1 year	HKD	7.40%	7.44%	3,299,652	5,480,915	705,604
Total						30,753,400	27,105,722	3,489,543
Less: current maturities						(30,753,400)	(27,105,722)	(3,489,543)
Non-current maturities						—	—	—

(i)	In connection with our operations in Hong Kong, Neo-Concept HK, together with a related company, Neo-Concept (Holdings) Company Limited (“NCH”), a company incorporated in Hong Kong and controlled by Ms. Siu, entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong for combined banking facilities which were shared by Neo-Concept HK and NCH combinedly. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited personal guarantee by Ms. Siu;

(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;

(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;

(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

(e)	Legal charge over certain investment funds held by NCH at the relevant banks;

(f)	Assignment of benefit from life insurances premium assets held by NCH at the relevant banks;

(g)	Assignment of benefit from life insurances premium assets held by Pure Diamond Limited, a related company in which Ms. Siu has interests, at a relevant bank;

(h)	Indemnity granted by NCH to relevant banks;

(i)	Guaranteed by Neo-Concept Fashion (Zhongshan) Co., Ltd, a subsidiary company of NCH, amounting to HKD131 million; and

(j)	Cross-corporate guaranteed by Neo-Concept HK and NCH;

(ii)	The banking facilities were secured, details of which are set out as follows:

(a)	Personal guarantee by Ms. Siu and an immediate family member of Ms. Siu;

(b)	Cross-corporate guaranteed by Neo-Concept HK, Neo-Concept (BVI) Limited, a company controlled by Ms. Siu, and NCH; and

(c)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

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

During the years ended December 31, 2024 and 23, NCI did not declare or pay any other dividends and there were no transfer of assets among NCI and its subsidiaries. During the years ended December 31, 2024 and 2023 NCI and its subsidiaries did not declare or pay any dividends or distributions to U.S. investors.

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

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Report, the authorised share capital of the Company is US$50,000 consisting of 800,000,000 shares of a par value US$0.0000625 each comprised of 780,000,000 class A ordinary shares of par value of US$0.0000625 each and 20,000,000 class B ordinary shares of par value of US$0.0000625 each, provided always that subject to the Companies Act (as revised) and the Articles, the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be , preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

B. Memorandum and Articles of Association.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our Class A Ordinary Shares.

Ordinary Shares

General

The authorised share capital of the Company on the date of the adoption of these Articles is US$50,000 divided into 800,000,000 shares of a par value US$0.0000625 each. comprised of 780,000,000 Class A Ordinary Shares of par value of US$0.0000625 each and 20,000,000 Class B Ordinary Shares of par value of US$0.0000625 each. The holders of the Class A Ordinary Shares and/or Class B Ordinary Shares shall, subject to the Articles:

(a) be entitled to one vote per share, save that each Class B Ordinary Share carries thirty (30) votes;

(b) be entitled to such dividends as the Board may from time to time declare;

(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d) generally be entitled to enjoy all of the rights attaching to shares.

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares

For the avoidance of doubt, a transfer shall be effective upon the Company’s registration of such transfer in its Register.

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share or subject to compliance with the Act, a redemption or repurchase of the relevant Class B Ordinary Share and issue of Class A Ordinary Shares as consideration. Such conversion shall become effective forthwith upon entries being made in the register of members of the Company to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares or the redemption of repurchase of the relevant Class B Ordinary Shares and issue of Class A Ordinary Shares as consideration.

Upon conversion, the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members of the Company and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be.

Save and except expressly provided in the Articles, including Article 6, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions, and shall at all times vote as one class on all resolutions submitted to a vote by the Shareholders.

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

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every Class A share or thirty votes for every Class B share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote for every Class A share or thirty votes for every Class B share. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

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

E. Taxation.

The following is a discussion on certain Cayman Islands and Hong Kong income tax consequences of an investment in the Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands and Hong Kong laws.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling our Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Class A Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●	Revenues gains from the sale of our Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, in the Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

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

UK Taxation

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding, and disposing of our Class A Ordinary Shares. They are based on current UK tax law and on the current published practice of His Majesty’s Revenue and Customs (“HMRC”), as of the date of this report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain United Kingdom tax consequences for holders of our Class A Ordinary Shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom who are the absolute beneficial owners of our Class A Ordinary Shares and any dividends paid on them and who hold our Class A Ordinary Shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of our Class A Ordinary Shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or a member of our group, persons holding our Class A Ordinary Shares as part of hedging or conversion transactions, holders of our Class A Ordinary Shares who have (or are deemed to have) acquired our Class A Ordinary Shares by virtue of an office or employment. The statements do not apply to any holder of our Class A Ordinary Shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

This summary is written on the basis that the Company is and remains resident for tax purposes outside the UK and will therefore not be subject to the UK tax regime (save as in respect of any UK source income). Any dividends paid by the Company will, on this basis, not be regarded as UK dividends.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, our Class A Ordinary Shares. Accordingly, prospective subscribers for, or purchasers of, our Class A Ordinary Shares who are in any doubt as to their tax position regarding the acquisition, ownership, and disposition of our Class A Ordinary Shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

Taxation of dividends

Withholding tax

We will not be required to withhold UK tax at source when paying dividends on our Class A Ordinary Shares.

Income tax

An individual holder of our Class A Ordinary Shares who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from us.

All dividends received by a UK resident individual holder of our Class A Ordinary Shares from us or from other sources will form part of that holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the holder of our Class A Ordinary Shares in the tax year ending 5 April 2024. The amount of dividend income subject to this nil rate (the “dividend allowance”) will reduce to £500 from 6 April 2024. Income within the nil rate dividend allowance will be taken into account in determining whether income in excess of the dividend allowance falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the dividend allowance, an amount of dividend income equal to the dividend allowance will be charged at the nil rate and any excess amount will be taxed at 8.75 per cent. to the extent that the excess amount falls within the basic rate tax band, 33.75 per cent. to the extent that the excess amount falls within the higher rate tax band and 39.35 per cent. to the extent that the excess amount falls within the additional rate tax band.

Corporation tax

Corporate holders of our Class A Ordinary Shares that are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for exemption and certain conditions are met (including anti-avoidance conditions).

Taxation of disposals

A disposal or deemed disposal of our Class A Ordinary Shares by an individual or corporate holder of such shares who is tax resident in the United Kingdom may, depending on that holder’s circumstances and subject to any available exemptions or reliefs (including, for example, the annual exempt amount for individuals which is currently £6,000, but will reduce to £3,000 from 6 April 2024), give rise to a taxable chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of our Class A Ordinary Shares less the allowable cost to the holder of acquiring such shares.

The applicable tax rates for individual holders of our Class A Ordinary Shares realizing a gain on the disposal of such shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. The applicable tax rate for corporate holders of our Class A Ordinary Shares realizing a gain on the disposal of such shares is currently 25 per cent. where the corporate holder has profits over £250,000 in the relevant period.

UK stamp duty (“Stamp Duty”) and UK stamp duty reserve tax (“SDRT”)

No UK Stamp Duty or SDRT should arise on the issue of our Class A Ordinary Shares.

Subject to any available exemptions, UK Stamp Duty at a rate of 0.5% will in principle be payable on any instrument of transfer of Class A Ordinary Shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom.

Provided that Class A Ordinary Shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer Class A Ordinary Shares will not be subject to SDRT.

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

Customer concentration risk

Information as to the revenue derived from those customers that accounted for more than 10% of total revenue for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Percentage of total revenue
Customer A	91.4%	71.3%	41.0%
Customer B	*	*	13.4%

*	Customer B accounted for less than 10% of total revenue for the years ended December 31, 2022 and 2023.

Information as to the revenue derived from those customers that accounted for more than 10% of total accounts receivable for the years ended December 31, 2023 and 2024 are as follows:

	2023	2024
Percentage of total accounts receivables
Customer A	44.7%	24.7%
Customer B	10.1%	30.1%
Customer C	—	15.8%
Customer D	11.0%	12.4%
Customer E	21.6%	—

Vendor concentration risk

Information as to the revenue derived from those vendors that accounted for more than 10% of total purchases for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Percentage of total purchase
Vendor A	44.2%	69.3%	60.9%
Vendor B	35.9%	24.6%	37.6%

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Josephine Yan Yeung qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2023 and 2024.

	2023	2024	2024
	HK$	HK$	US$
Audit Fees	1,014,000	1,092,000	140,000
Audit-Related Fees	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	1,014,000	1,092,000	170,000

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted the “Statement of Policy Concerning Trading in Company Securities” governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the Company upon its listing on April 23, 2024.

ITEM 16K. CYBERSECURITY

The Company recognizes the importance of assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage consultants and specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the year ended December 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our management team, which includes our directors and chief financial officer. We will consider utilizing third-party service providers to monitor, detect and assess cybersecurity risks and incidents if the need arises. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency.

Our service providers currently comprise IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The service providers are also expected to keep abreast of cybersecurity best practices and procedures. The service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our management team, the service providers and approved by our management. The board receives reports from our service providers should any irregularities relating to cybersecurity noted.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1*	Second amended and restated memorandum of association and articles of association of the Company

2.1*	Specimen certificate evidencing Class A Ordinary Shares

2.3*	Description of Securities

4.1**	Form of Executive Officer Agreement, by and between the registrant and Eva Yuk Yin Siu

4.2**	Form of Executive Officer Agreement, by and between the registrant and Patrick Kok Fai Lau

4.3**	Form of Director Agreement, by and between the registrant and Eva Yuk Yin Siu

4.4**	Form of Director Agreement, by and between the registrant and Man Chi Wai

4.5**	Form of Independent Director Agreement by and between the registrant and its independent Directors

4.6**	Form of Indemnification Agreement

4.7**	Office Lease Contract, by and between Neo-Concept (Holdings) Company Limited and Neo-Concept International Company Limited, dated as of January 1, 2022

4.8**	Trademark licensing agreement, by and between Neo-Concept (Holdings) Company Limited and the registrant, dated as of January 1, 2022

4.9**	Exclusive Territory and Non-Competition Agreement, by and between Neo-Concept (BVI) Limited, Splendid Vibe Limited, Ample Excellence Limited and the registrant, dated as of July 14, 2022

4.10**	Bank facility letter dated February 15, 2022 between Neo-Concept (Holdings) Company Limited, Neo-Concept HK and DBS Bank (Hong Kong) Limited

4.11**	Bank facility letter dated September 24, 2021 between Neo-Concept (Holdings) Company Limited, Neo-Concept HK and The Hongkong and Shanghai Banking Corporation Limited

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

Date: May 14, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Neo-Concept International Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Neo-Concept International Group Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of income and comprehensive income, changes of shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as our auditor since 2022.
San Mateo, California

May 14, 2025

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,849,306	9,166,020	1,180,017
Accounts receivable, net	32,343,592	34,169,661	4,398,943
Prepayment and other current assets	20,225,722	24,387,730	3,139,633
Tax recoverable	—	994,950	128,088
Inventories, net	5,320,199	3,616,821	465,623
Total current assets	63,738,819	72,335,182	9,312,304

NON-CURRENT ASSETS
Property and equipment, net	1,297,682	4,746,078	611,002
Right-of-use assets, net	23,884,854	42,491,805	5,470,320
Intangible assets, net	—	13,541,442	1,743,301
Other non-current assets, net	1,695,474	2,326,379	299,494
Deferred tax assets	—	206,806	26,624
Total non-current assets	26,878,010	63,312,510	8,150,741
Total assets	90,616,829	135,647,692	17,463,045

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES
Bank borrowings	30,753,400	27,105,722	3,489,543
Accruals and other payables	3,205,705	7,292,824	938,865
Due to related parties	34,243,244	638,243	82,167
Operating lease liabilities	708,829	3,890,482	500,854
Tax payable	916,436	372,485	47,953
Total current liabilities	69,827,614	39,299,756	5,059,382

NON-CURRENT LIABILITIES
Operating lease liabilities	23,176,025	38,601,323	4,969,466
Deferred tax liabilities	—	920,142	118,457
Total non-current liabilities	23,176,025	39,521,465	5,087,923
Total liabilities	93,003,639	78,821,221	10,147,305

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares (par value $0.0000625 per share; 780,000,000 Class A ordinary shares authorized, 15,000,000 Class A ordinary shares issued and outstanding as of December 31, 2023 and 17,320,000 Class A ordinary shares issued and outstanding as of December 31, 2024; 20,000,000 Class B ordinary shares authorized, 3,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024) *	8,775	9,906	1,275
Additional paid-in capital	55,091,225	106,085,870	13,657,308
Accumulated other comprehensive income	844,791	998,965	128,605
Accumulated losses	(58,331,601)	(50,268,270)	(6,471,448)
Total shareholders’ (deficit) equity	(2,386,810)	56,826,471	7,315,740
Total liabilities and shareholders’ (deficit) equity	90,616,829	135,647,692	17,463,045

*	Giving retroactive effect to (i) all the 11,250,000 shares issued and outstanding for a share split at a ratio of 1-to-1.6 on July 14, 2023; and (ii) a share re-classification to Class A ordinary shares and Class B ordinary shares on March 3, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
REVENUES, NET	347,451,568	174,202,627	235,667,734	30,339,448

COST OF REVENUES
- Related parties	(103,159,420)	(34,213,521)	(7,915,189)	(1,018,987)
- External	(202,457,187)	(104,940,795)	(178,307,992)	(22,955,056)
	(305,616,607)	(139,154,316)	(186,223,181)	(23,974,043)
Gross profit	41,834,961	35,048,311	49,444,553	6,365,405

EXPENSES
Selling and marketing	(2,631,231)	(3,132,277)	(4,392,521)	(565,486)
General and administrative:
Depreciation – related party	(720,000)	(720,000)	(720,000)	(92,692)
Depreciation	(2,485,017)	(2,540,273)	(3,831,567)	(493,269)
Amortization	(137,358)	(112,049)	(1,481,738)	(190,756)
Staff cost	(12,436,317)	(13,260,898)	(18,486,483)	(2,379,917)
Professional fee	(3,654,819)	(2,204,622)	(2,840,139)	(365,634)
Provision for expected credit losses	—	(1,383,316)	(1,253,368)	(161,356)
Others	(834,906)	(2,648,351)	(4,867,313)	(626,610)
Total expenses	(22,899,648)	(26,001,786)	(37,873,129)	(4,875,720)
INCOME FROM OPERATION	18,935,313	9,046,525	11,571,424	1,489,685

OTHER INCOME (EXPENSES)
Interest income	1	92,951	31,954	4,114
Interest expense	(6,133,455)	(5,759,182)	(3,759,032)	(483,931)
Agency income – related party	2,586,019	2,662,034	1,170,664	150,709
Other income	—	326	134,230	17,280
Other expense	(7,444)	(302,784)	—	—
Total other expenses, net	(3,554,879)	(3,306,655)	(2,422,184)	(311,828)
Income before tax expenses	15,380,434	5,739,870	9,149,240	1,177,857
Income tax expenses	(2,979,918)	(1,325,137)	(1,085,909)	(139,798)
NET INCOME	12,400,516	4,414,733	8,063,331	1,038,059
Foreign currency translation adjustment	2,514,162	(1,125,947)	154,174	19,848
TOTAL COMPREHENSIVE INCOME	14,914,678	3,288,786	8,217,505	1,057,907
Weighted average number of ordinary shares*:
Basic and diluted	18,000,000	18,000,000	19,603,716	19,603,716
Earnings per share – basic and diluted	0.69	0.25	0.41	0.05

*	Giving retroactive effect to (i) all the 11,250,000 shares issued and outstanding for a share split at a ratio of 1-to-1.6 on July 14, 2023; and (ii) a share re-classification to Class A ordinary shares and Class B ordinary shares on March 3, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Ordinary shares		Addition	Accumulated other comprehensive		Total
	No. of shares*	Par value	paid-in capital	(losses) income	Accumulated losses	shareholders’ (deficit) equity
		HKD	HKD	HKD	HKD	HKD
BALANCE, January 1, 2022	18,000,000	8,775	91,225	(543,424)	(75,146,850)	(75,590,274)
Net income	—	—	—	—	12,400,516	12,400,516
Foreign currency translation	—	—	—	2,514,162	—	2,514,162
BALANCE, January 1, 2023	18,000,000	8,775	91,225	1,970,738	(62,746,334)	(60,675,596)
Net income	—	—	—	—	4,414,733	4,414,733
Forgiveness of related party balance	—	—	55,000,000	—	—	55,000,000
Foreign currency translation	—	—	—	(1,125,947)	—	(1,125,947)
BALANCE, December 31, 2023	18,000,000	8,775	55,091,225	844,791	(58,331,601)	(2,386,810)
Net income	—	—	—	—	8,063,331	8,063,331
Proceeds from initial public offering	2,320,000	1,131	50,994,645	—	—	50,995,776
Foreign currency translation	—	—	—	154,174	—	154,174
BALANCE, December 31, 2024	20,320,000	9,906	106,085,870	998,965	(50,268,270)	56,826,471
BALANCE, December 31, 2024 (US$)		1,275	13,657,308	128,605	(6,471,448)	7,315,740

*	Giving retroactive effect to (i) all the 11,250,000 shares issued and outstanding for a share split at a ratio of 1-to-1.6 on July 14, 2023; and (ii) a share re-classification to Class A ordinary shares and Class B ordinary shares on March 3, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net income	12,400,516	4,414,733	8,063,331	1,038,059
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation of property and equipment	11,114	33,091	685,245	88,217
Amortization of intangible assets	137,358	112,049	1,481,738	190,756
Inventory provision	—	68,536	23,585	3,036
Provision for expected credit loss	—	1,383,316	1,253,368	161,356
Deferred tax expense	—	7,876	713,336	91,833
Changes in operating assets and liabilities
Accounts receivable	19,369,617	(23,387,722)	(3,079,437)	(396,441)
Prepayment and other current assets	(3,796,835)	(14,332,426)	(12,940,934)	(1,665,992)
Tax recoverable	—	—	(994,950)	(128,088)
Inventories	(619,878)	(4,088,840)	1,679,793	216,254
Accounts payable	(74,184,359)	(10,429,941)	—	—
Accruals and other payables	921,015	1,173,924	4,087,119	526,168
Tax payable	3,001,914	(3,969,112)	(543,951)	(70,027)
Cash (used in) generated from operating activities	(42,759,538)	(49,014,516)	428,243	55,131
Cash flows from investing activities
Purchase of property and equipment	(73,526)	(1,275,847)	(4,143,968)	(533,487)
Purchase of intangible assets	—	—	(15,023,180)	(1,934,058)
Cash used in investing activities	(73,526)	(1,275,847)	(19,167,148)	(2,467,545)
Cash flows from financing activities
Proceeds from bank borrowings	508,716,999	115,018,274	222,497,624	28,643,951
Repayment for bank borrowings	(452,377,168)	(168,602,359)	(226,145,302)	(29,113,547)
Proceeds from initial public offerings	—	—	65,641,784	8,450,608
Repayment to related parties	(6,341,947)	—	(40,102,988)	(5,162,788)
Repayment from related parties	—	16,272,733	—	—
Advance from related parties	—	84,857,958	—	—
Cash generated from financing activities	49,997,884	47,546,606	21,891,118	2,818,224
Net increase (decrease) in cash and cash equivalents	7,164,820	(2,743,757)	3,152,213	405,810
Effect of foreign currency translation on cash and cash equivalents	—	—	164,501	21,178
Cash and cash equivalents at the beginning of the year	1,428,243	8,593,063	5,849,306	753,029
Cash and cash equivalents at the end of the year	8,593,063	5,849,306	9,166,020	1,180,017

Supplementary cash flow information
Interest received	1	92,951	31,954	4,114
Interest paid	(6,102,137)	(6,134,748)	(3,314,316)	(426,679)
Tax paid	(21,996)	(3,314,625)	(1,887,737)	(243,024)

Non-cash investing and financing activities: Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,406,891	23,153,141	21,089,828	2,715,067

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Neo-Concept Exquisite Couture Limited (“NCEC”), a company incorporated in BVI with limited liability in May 22, 2024, was a direct wholly owned subsidiary of NCA.

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

Upon the Group Reorganization and as of December 31, 2024, details of the subsidiary companies are as follows:

Name	Background		Ownership
Neo-Concept Apparel Group Limited	●	A BVI company	100% owned by NCI

	●	Incorporated in August 2008

	●	Issued Share Capital of US$100

	●	Intermediate holding company

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Name	Background		Ownership
Neo-Concept International Company Limited	●	A Hong Kong company	100% owned by NCA

	●	Incorporated in October 1992

	●	Issued Share Capital of HKD100,000

	●	Provision of one-stop apparel solution services

Neo-Concept (UK) Limited	●	A UK company	100% owned by Neo-Concept HK

	●	Incorporated in August 2000

	●	Issued Share Capital of GBP100

	●	Provision of online and offline retail sales of apparel products

Neo-Concept Exquisite Couture Limited	●	A BVI company	100% owned by NCA

	●	Incorporated in May 22, 2024

	●	Issued Share Capital of US$100

	●	Dormant

Initial Public Offering (“IPO”)

On April 22, 2024, the Company announced the closing of its IPO of 2,320,000 ordinary shares, US$0.0000625 par value per share at an offering price of US$4.00 per share for a total of US$9,280,000 in gross proceeds. The Company raised total net proceeds of HK$65,641,784 (US$8,375,900), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. Deferred IPO costs of HK$14,646,008 (US$1,885,501) was debited to additional paid-in capital to net off with the proceeds from IPO. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on April 23, 2024 under the Symbol “NCI”.

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

Immaterial Revision of Prior Period Financial Statements

The Company reported an incorrect amount of net cash used in operating activities and balance of cash and cash equivalent as of year ended December 31, 2023 in the consolidated statement of cash flow in the Form 20-F filed on May 14, 2024. The Company determined the misstatement was immaterial to the consolidated financial statements for the year ended December 31, 2023. For comparative purposes, the Company has made corrections to the consolidated financial statements for the year ended December 31, 2023 presented in this Form 20-F.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, impairment of intangible assets, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, fair value of financial instruments and contingencies. Actual results could vary from the estimates and assumptions that were used.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. The reclassification had no impact on net income and financial position.

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

The consolidated financial statements of the Group are translated from the functional currency into HKD. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HKD using the appropriate historical rates. Revenues and expenses, gains and losses are translated into HKD using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (expense) in the consolidated statements of comprehensive income.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended December 31, 2024, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.7677, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Prepayment and other current assets

Prepayment and other current assets, net primarily include deferred IPO costs, prepayments and others.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of income and comprehensive income. As of December 31, 2023, the Company has incurred deferred offering costs of HK$8,148,021. On April 22, 2024, deferred offering costs of HK$14,646,008 (US$1,885,501) was debited to additional paid-in capital to net off with the proceeds from IPO.

Inventories, net

Inventories, representing finished goods for sale, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for impairment associated with obsolete, slow-moving, and non-saleable inventory by reviewing net realizable value on a periodic basis but at least annually. Only defective products are eligible for returning to our materials suppliers. For the years ended December 31, 2022, 2023 and 2024, nil, HK$68,536 and HK$23,585 (US$3,036) of impairment for inventories was recognized, respectively.

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

Intangible assets, net

Intangible assets are primarily purchased from third parties and Neo-Concept (Holdings) Company Limited, a company control by Ms. Siu. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Computer software – Point-of-sale system	10 years
Trademarks – brand name	6 years

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2024, no impairment of long-lived assets was recognized.

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

Unless otherwise disclosed, fair values of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, net, prepayment, other current assets, amounts due to related parties, accruals and other payables, tax recoverable, tax payable are approximated to their recorded values due to their short-term maturities.

Accruals and other payables

Accruals and other payables primarily include payroll payable, interest payable, VAT and other accrual and payables.

Leases

We adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2020, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of HKD541,625 and operating lease liabilities of and HKD541,625 as of January 1, 2020. There is no impact to accumulated deficit at adoption.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The details of related party transaction during the year ended December 31, 2022, 2023 and 2024, and balances as at December 31, 2023 and 2024 are set out in note 12.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The transaction price includes variable consideration provision for right of return as we have sales return policy. We record an allowance for estimated merchandise returns based on our historical return patterns and various other assumptions that management believes to be reasonable. For the years ended December 31, 2022, 2023 and 2024, we are not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

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

Income taxes

We account for income taxes pursuant to ASC Topic 740, “Income Taxes”. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Value added tax (“VAT”)

Our subsidiary in UK is subject to VAT and related surcharges on revenue generated from sale of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The primary applicable rate of the United Kingdom VAT is 20% for the years ended December 31, 2022, 2023 and 2024.

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

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as a single operating segment and uses net income (loss) and operating income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The CODM reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, we have only one reportable segment.

Earnings per share

We compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

The Company maintains a proactive approach in evaluating the impact of new accounting pronouncements on its financial reporting. Upon identifying potential effects on its consolidated financial statements, the Company conducts a thorough analysis to assess the necessary adjustments to its Consolidated Financial Statements. Furthermore, the Company conducts a comprehensive review to understand the implications of the changes and ensures the implementation of appropriate controls to safeguard the accuracy and integrity of its consolidated financial statements.

New and amended standards adopted by the Company:

Accounting Standards Update (ASU) No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280): Segment Reporting

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company has adopted ASU 2023-07 on January 1, 2024, which was applied retrospectively to all prior periods presented.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

New Accounting Standards That Have Not Yet Been Adopted:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

3. Segment information

Information regarding the Company’s net income and operating income is disclosed in the consolidated statements of income. Segment expenses and other items are reviewed by the CODM on the same basis as presented in the consolidated statements of income.

The Company has one reportable segment: sale of apparel products. Segment was identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”, the Chief Executive Officer of the Company) assesses the performance of the business. The sale of apparel products segment generated revenue by providing one-stop apparel solution service and sales of own-branded apparel products through retail stores. All assets of the Company are located in Hong Kong and the UK and revenues are generated based on the geographical locations.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (cont.)

Key financial performance measures of the segments are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Revenues, net	347,451,568	174,202,627	235,667,734	30,339,448

Cost of revenues
- Related parties	(103,159,420)	(34,213,521)	(7,915,189)	(1,018,987)
- External	(202,457,187)	(104,940,795)	(178,307,992)	(22,955,056)
	(305,616,607)	(139,154,316)	(186,223,181)	(23,974,043)
Gross profit	41,834,961	35,048,311	49,444,553	6,365,405

Expenses
Selling and marketing	(2,631,231)	(3,132,277)	(4,392,521)	(565,486)
General and administrative:
Depreciation – related party	(720,000)	(720,000)	(720,000)	(92,692)
Depreciation	(2,485,017)	(2,540,273)	(3,831,567)	(493,269)
Amortization	(137,358)	(112,049)	(1,481,738)	(190,756)
Staff cost	(12,436,317)	(13,260,898)	(18,486,483)	(2,379,917)
Professional fee	(3,654,819)	(2,204,622)	(2,840,139)	(365,634)
Provision for expected credit losses	—	(1,383,316)	(1,253,368)	(161,356)
Others	(834,906)	(2,648,351)	(4,867,313)	(626,610)
Total expenses	(22,899,648)	(26,001,786)	(37,873,129)	(4,875,720)
Income from operation	18,935,313	9,046,525	11,571,424	1,489,685

Other income (expenses)
Interest income	1	92,951	31,954	4,114
Interest expense	(6,133,455)	(5,759,182)	(3,759,032)	(483,931)
Agency income – related party	2,586,019	2,662,034	1,170,664	150,709
Other income	—	326	134,230	17,280
Other expense	(7,444)	(302,784)	—	—
Total other expenses, net	(3,554,879)	(3,306,655)	(2,422,184)	(311,828)
Income before tax expenses	15,380,434	5,739,870	9,149,240	1,177,857

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Total assets	90,616,829	135,647,692	17,463,045
Total liabilities	(93,003,639)	(78,821,221)	(10,147,305)

Net (liabilities) assets	(2,386,810)	56,826,471	7,315,740

4. INVENTORIES, NET

Inventories, net are comprised of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Own-branded apparel products	5,388,735	3,708,942	477,482
Less: inventory provision	(68,536)	(92,121)	(11,859)
Total	5,320,199	3,616,821	465,623

Inventory write-down expense was nil, HKD68,536 and HKD23,585 (approximately US$3,036) for the years ended December 31, 2022, 2023, and 2024, respectively.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Accounts receivable	33,758,410	36,837,847	4,742,440
Allowance for expected credit losses	(1,414,818)	(2,668,186)	(343,497)
Total	32,343,592	34,169,661	4,398,943

Allowance for expected credit losses, net consists of the following:

	2023	2024	2024
	HKD	HKD	US$
Beginning balance, January 1	31,502	1,414,818	182,141
Addition	1,383,316	1,253,368	161,356
Ending balance, December 31	1,414,818	2,668,186	343,497

6. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Deferred IPO costs	8,148,021	—	—
Prepayments	12,021,838	24,384,141	3,139,171
Others	55,863	3,589	462
Total	20,225,722	24,387,730	3,139,633

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Furniture, fixtures, and office equipment	603,082	858,303	110,496
Leasehold improvement	2,169,258	5,999,129	772,318
Total	2,772,340	6,857,432	882,814
Less: accumulated depreciation	(1,474,658)	(2,111,354)	(271,812)
Property and equipment, net	1,297,682	4,746,078	611,002

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were HKD11,114, HKD33,091 and HKD685,245 (approximately US$88,217), respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Software	1,277,753	1,277,753	164,496
Trademarks (note (a))	—	15,023,180	1,934,057
Total	1,277,753	16,300,933	2,098,553
Less: accumulated amortization	(1,277,753)	(2,759,491)	(355,252)
Intangible assets, net	—	13,541,442	1,743,301

Note (a):	On May 29, 2024, the Company entered into assets purchase agreement with a company controlled by Ms. Siu, Neo-Concept (Holdings) Company Limited, to purchase the trademark at a consideration of HK$15,023,180 (US$1,931,000). The trademarks are brand names which filed in Hong Kong, the Mainland China, the European Union, the US, Qatar and the United Arab Emirates.

Amortization recognized for the years ended December 31, 2022, 2023, and 2024 were HKD137,358, HKD112,049 and HKD1,481,738 (approximately US$190,756), respectively.

9. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Accruals	—	1,087,478	140,000
Payroll payable	2,185,617	2,366,113	304,609
Interest payable	46,397	—	—
VAT	834,902	2,435,091	313,489
Deposit received	—	814,863	104,904
Others	138,789	589,279	75,863
Total	3,205,705	7,292,824	938,865

10. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2023, and 2024 consisted of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Bank borrowings:
Collateralized and guaranteed	30,753,400	27,105,722	3,489,543
	30,753,400	27,105,722	3,489,543
Less: current maturities	(30,753,400)	(27,105,722)	(3,489,543)
Non-current maturities	—	—	—

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS (cont.)

Bank borrowings as of December 31, 2023 and 2024 are as follows:

		Maturity		Interest rate as of December 31,	Interest rate as of December 31,	As of December 31,
Lender	Type	date	Currency	2023	2024	2023	2024	2024
						HKD	HKD	US$
DBS Bank (Hong Kong) Limited (i)	Trading finance	Within 1 year	HKD	6.46%	—	5,884,863	—	—
The Hongkong and Shanghai Banking Corporation Limited (i)	Trading finance	Within 1 year	HKD	7.14%	6.05%	21,568,885	8,579,162	1,104,466
OCBC (i)	Trading finance	Within 1 year	HKD	—	7.40%	—	2,400,446	309,029
China Construction Asia Bank (i)	Trading finance	Within 1 year	HKD	—	6.29%	—	10,645,199	1,370,444
Citibank, N.A., Hong Kong Branch (ii)	Trading finance	Within 1 year	HKD	7.40%	7.44%	3,299,652	5,480,915	705,604
Total						30,753,400	27,105,722	3,489,543
Less: current maturities						(30,753,400)	(27,105,722)	(3,489,543)
Non-current maturities						—	—	—

(i)	In connection with our operations in Hong Kong, Neo-Concept HK, together with a related company, Neo-Concept (Holdings) Company Limited (“NCH”), a company incorporated in Hong Kong and controlled by Ms. Siu, entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong for combined banking facilities which were shared by Neo-Concept HK and NCH combinedly. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited personal guarantee by Ms. Siu;

(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;

(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;

(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS (cont.)

(e)	Legal charge over certain investment funds held by NCH at the relevant banks;

(f)	Assignment of benefit from life insurances premium assets held by NCH at the relevant banks;

(g)	Assignment of benefit from life insurances premium assets held by Pure Diamond Limited, a related company in which Ms. Siu has interests, at a relevant bank;

(h)	Indemnity granted by NCH to relevant banks;

(i)	Guaranteed by Neo-Concept Fashion (Zhongshan) Co., Ltd, a subsidiary company of NCH, amounting to HKD131 million; and

(j)	Cross-corporate guaranteed by Neo-Concept HK and NCH;

(ii)	The banking facilities were secured, details of which are set out as follows:

(a)	Personal guarantee by Ms. Siu and an immediate family member of Ms. Siu;

(b)	Cross-corporate guaranteed by Neo-Concept HK, Neo-Concept (BVI) Limited, a company controlled by Ms. Siu, and NCH; and

(c)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2020, using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right-of-use assets and associated lease liabilities of approximately HKD541,625 and HKD541,625, respectively, as of January 1, 2020.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	23,884,854	42,491,805	5,470,320
Current operating lease obligation	708,829	3,890,482	500,854
Non-current operating lease obligation	23,176,025	38,601,323	4,969,466
Total operating lease obligation	23,884,854	42,491,805	5,470,320

Operating lease expense for the year ended December 31, 2022, 2023 and 2024 was HKD2,580,711, HKD3,271,053 and HKD3,866,322 (US$497,744), respectively.

The undiscounted future minimum lease payment schedule as follows:

For the years ending December 31,	HKD	US$
2025	7,073,089	910,577
2026	7,308,606	940,897
2027	7,501,149	965,685
2028	7,752,154	997,999
2029 or after	28,133,028	3,621,796
Total lease payments	57,768,026	7,436,954
Less: imputed interest	(15,276,221)	(1,966,634)
Total operating lease liabilities	42,491,805	5,470,320

Other supplemental information about the Company’s operating lease as of:

	As of December 31, 2023	As of December 31, 2024
Weighted average discount rate	7.91%	7.71%
Weighted average remaining lease term (years)	9.0	6.1

Our right-of-use assets and relevant lease liabilities originated from our rented premises for office premises in Hong Kong and retail shops in the UK.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Related party balances and transactions

Due to related parties consist of the following:

		As of December 31,
	Relationship	2023	2024	2024
		HKD	HKD	US$
Due to Ms. Siu	Controlling Shareholder	(59,106)	—	—
Due to NCH	Common controlled by Ms. Siu	(34,184,138)	(638,243)	(82,167)

The amounts due from (to) the related parties are unsecured, interest free with no specific repayment terms. The amounts due from (to) NCH were non-trade nature, representing fund advances to NCH for its operation.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, we also had the following transactions with related parties:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Agency income received by Neo-Concept UK from NCH	2,586,019	2,662,034	1,170,664	150,709
Purchase of apparel products from NCH	103,159,420	34,213,521	7,915,189	1,018,987
Purchase of intangible assets from NCH	—	—	15,023,180	1,934,057
Rental expense paid to NCH	720,000	720,000	720,000	92,692

13. DISSAGREGGATED REVENUE

The following table shows disaggregated revenue by major product categories for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Private-labelled apparel products	336,306,554	156,316,352	196,736,307	25,327,485
Own-branded apparel products	11,145,014	17,886,275	38,931,427	5,011,963
Total	347,451,568	174,202,627	235,667,734	30,339,448

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. DISSAGREGGATED REVENUE (cont.)

The following table shows disaggregated cost of revenues by major product categories for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Private-labelled apparel products	301,429,220	134,239,759	178,307,992	22,955,056
Own-branded apparel products	4,187,387	4,914,557	7,915,189	1,018,987
Total	305,616,607	139,154,316	186,223,181	23,974,043

The following table sets forth a breakdown of our gross profit and gross profit margin for years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31, 2024
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	196,736,307	178,307,992	18,428,315	9.4%
Own-branded apparel products	38,931,427	7,915,189	31,016,238	79.7%
Total	235,667,734	186,223,181	49,444,553	21.0%

	For the year ended December 31, 2023
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	156,316,352	134,239,759	22,076,593	14.1%
Own-branded apparel products	17,886,275	4,914,557	12,971,718	72.5%
Total	174,202,627	139,154,316	35,048,311	20.1%

	For the year ended December 31, 2022
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	336,306,554	301,429,220	34,877,334	10.4%
Own-branded apparel products	11,145,014	4,187,387	6,957,627	62.4%
Total	347,451,568	305,616,607	41,834,961	12.0%

In the following table, revenue is disaggregated by the geographical locations of customers:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Geographical locations:
The United States and Canada	328,293,299	132,124,783	171,354,373	22,059,859
The UK	11,145,014	17,898,073	39,906,752	5,137,525
Others	8,013,255	24,179,771	24,406,609	3,142,064
Total	347,451,568	174,202,627	235,667,734	30,339,448

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER INCOME

Other income consists of the followings:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Agency income	2,586,019	2,662,034	1,170,664	150,709
Others	—	326	134,230	17,280
Total	2,586,019	2,662,360	1,304,894	167,989

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

With effect from 1 April 2023, the current main rate of corporation tax in the UK is 25%.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Current:
Hong Kong	2,979,918	928,973	348,835	44,908
The UK	—	388,288	—	—

Deferred:
Hong Kong	—	7,876	(206,806)	(26,623)
The UK	—	—	943,880	121,513
Total provision for income taxes	2,979,918	1,325,137	1,085,909	139,798

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. TAXES (cont.)

The following table reconciles Cayman Islands statutory rates to our effective tax rate:

	For the years ended December 31,
	2022	2023	2024
Income tax rate in the Cayman Islands, permanent tax holiday	0%	0%	0%
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effect of different tax rates	(0.6)%	2.1%	15.1%
Expense not deductible	4.3%	7.0%	1.8%
Temporary not recognized	0.3%	0.4%	0.6%
Utilization of tax loss	—	—	(20.2)%
Tax concession	(1.1)%	(2.9)%	(1.9)%
Effective tax rate	19.4%	23.1%	11.9%

Deferred tax assets (liabilities)

Deferred tax assets (liabilities) as of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Deferred tax assets:
Tax loss	4,351,234	2,456,246	316,213
Allowance for expected credit losses	233,445	440,251	56,677
Total deferred tax assets	4,584,679	2,896,497	372,890
Valuation allowance	(4,584,679)	(2,689,691)	(346,266)
Deferred tax assets, net of valuation allowance	—	206,806	26,624

Deferred tax liabilities:
Depreciation	—	(920,142)	(118,457)
Total deferred tax liabilities	—	(920,142)	(118,457)

As of December 31, 2023 and 2024, the Group had tax loss amounting to HKD17,404,936 and HKD9,824,984 (US$1,264,851), respectively carry forwards.  For financial reporting purposes, the amount of the net deferred tax assets has been partially offset by a valuation allowance due to uncertainty regarding the realization of the assets. The management evaluated position taken by the company will “more likely than not” be sustained upon examination by the appropriate tax authority. The Company believes that its income tax filing positions and deductions would be sustained and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain tax positions have been recorded.

16. riskS AND UNCERTAINTIES

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Neo-Concept HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately US$64,369) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of HKD1,876,495 (approximately US$241,576) was maintained at financial institutions in Hong Kong and approximately HKD668,551 (approximately US$86,068) was insured by the Hong Kong Deposit Protection Board.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. riskS AND UNCERTAINTIES (cont.)

We believe that there is no significant credit risk associated with cash in the UK, which were held by reputable financial institutions in the jurisdiction where Neo-Concept UK is located. The Financial Services Compensation Scheme pays compensation up to a limit of GBP 85,000 (approximately US$106,375) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of HKD7,289,525 (approximately US$938,441) was maintained at financial institutions in the UK and approximately HKD826,290 (approximately US$106,375) was insured by the Financial Services Compensation Scheme.

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

Customer concentration risk

Information as to the revenue derived from those customers that accounted for more than 10% of total revenue for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Percentage of total revenue
Customer A	91.4%	71.3%	41.0%
Customer B	*	*	13.4%

*	Customer B accounted for less than 10% of total revenue for the years ended December 31, 2022 and 2023.

Information as to the revenue derived from those customers that accounted for more than 10% of total accounts receivable for the years ended December 31, 2023 and 2024 are as follows:

	2023	2024
Percentage of total accounts receivables
Customer A	44.7%	24.7%
Customer B	10.1%	30.1%
Customer C	—	15.8%
Customer D	11.0%	12.4%
Customer E	21.6%	—

Vendor concentration risk

Information as to the revenue derived from those vendors that accounted for more than 10% of total purchases for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Percentage of total purchase
Vendor A	44.2%	69.3%	60.9%
Vendor B	35.9%	24.6%	37.6%

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RISKS AND UNCERTAINTIES (cont.)

No accounts payables as of December 31, 2023 and 2024. No other vendor accounts for more than 10% of our accounts payable as of December 31, 2023 and 2024.

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

The President of the United States issued executive orders in early 2025, instructing the United States to implement new tariffs on imports from Canada, Mexico, and China. The effects of these tariffs on the Company’s operations are still uncertain. The Company’s sales of apparel products to the US companies could be significantly affected by new or increased tariffs, export controls, or other measures that discourage contracts with Chinese companies. As this situation progresses, the Company is evaluating the direct and indirect effects of trade protectionist measures on operations.

17. Shareholders’ (DEFICIT) equity

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

On April 22, 2024, the Company announced the closing of its IPO of 2,320,000 ordinary shares, US$0.0000625 par value per share at an offering price of US$4.00 per share for a total of US$9,280,000 in gross proceeds. The Company raised total net proceeds of HK$50,995,776 (US$6,565,106), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on April 23, 2024 under the Symbol “NCI”.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in aggregate, are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

19. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2024, up through May 14, 2025, which is the date of these consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

On March 3, 2025, the Company held an Extraordinary General Meeting and approved the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the second amended and restated memorandum of association and articles of association of the Company so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the second amended and restated memorandum of association and articles of association of the Company.

On May 9, 2025, the Company held the Company’s Extraordinary General Meeting and approved every five issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0003125 each (the “Share Consolidation”) so that the authorized share capital of the Company shall be changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of 780,000,000 class A ordinary shares of par value US$0.0000625 each and 20,000,000 class B ordinary shares of par value US$0.0000625 each to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of 156,000,000 class A ordinary shares of par value US$0.0003125 each and 4,000,000 class B ordinary shares of par value US$0.0003125 each. As of the date of this annual report, the Share Consolidation has not yet been effective.

The President of the United States issued executive orders in early 2025, instructing the United States to implement new tariffs on imports from Canada, Mexico, and China. The effects of these tariffs on the Company’s operations are still uncertain. The Company’s sales of apparel products to the United States companies could be significantly affected by new or increased tariffs, export controls, or other measures that discourage contracts with Chinese companies. As this situation progresses, the Company is evaluating the direct and indirect effects of trade protectionist measures on operations.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Neo-Concept International Group Holdings Limited.

Condensed balance sheets

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Current assets
Amount due from the shareholder	8,775	—	—
Amount due from subsidiaries	—	35,644,714	4,588,838
Cash and cash equivalents	—	15,851	2,041
	8,775	35,660,565	4,590,879
Non-current assets
Intangible assets	—	13,541,442	1,743,301
Interests in a subsidiary	780	780	100
	780	13,542,222	1,743,401

Total assets	9,555	49,202,787	6,334,280

Liabilities and shareholders’ (deficit) equity
Current liabilities
Accrual	—	1,087,478	140,000
Amounts due to a subsidiary	149,867	—	—
Total liabilities	149,867	1,087,478	140,000

Shareholders’ (deficit) equity
Ordinary shares (par value $0.0000625 per share; 780,000,000 Class A ordinary shares authorized, 15,000,000 Class A ordinary shares issued and outstanding as of December 31, 2023 and 17,320,000 Class A ordinary shares issued and outstanding as of December 31, 2024; 20,000,000 Class B ordinary shares authorized, 3,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024)*	8,775	9,906	1,275
Additional paid-up capital	—	50,994,645	6,564,961
Accumulated losses	(149,087)	(2,889,242)	(371,956)
Total shareholders’ (deficit) equity	(140,312)	48,115,309	6,194,280
Total liabilities and shareholders’ (deficit) equity	9,555	49,202,787	6,334,280

*	Giving retroactive effect to (i) all the 11,250,000 shares issued and outstanding for a share split at a ratio of 1-to-1.6 on July 14, 2023; and (ii) a share re-classification to Class A ordinary shares and Class B ordinary shares on March 3, 2025.

Condensed statements of loss

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Operating expenses
Amortization	—	—	1,481,738	190,756
Professional fee	—	—	1,087,478	140,000
Other general and administrative expenses	42,000	77,088	170,939	22,007
Total operating expenses	42,000	77,088	2,740,155	352,763
Loss before income taxes	(42,000)	(77,088)	(2,740,155)	(352,763)
Income taxes	—	—	—	—
Net loss	(42,000)	(77,088)	(2,740,155)	(352,763)

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net loss	(42,000)	(77,088)	(2,740,155)	(352,763)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of intangible assets	—	—	1,481,738	190,756
Changes in operating liability
Accrual	—	—	1,087,478	140,000
Cash used in operating activities	(42,000)	(77,088)	(170,939)	(22,007)

Cash flows from investing activities
Purchase of intangible assets	—	—	(15,023,180)	(1,934,058)
Advance to subsidiaries	—	—	(50,440,589)	(6,493,632)
Cash used in investing activities	—	—	(65,463,769)	(8,427,690)

Cash flows from financing activities
Proceeds from initial public offerings	—	—	65,641,784	8,450,608
Advanced from the shareholder	—	—	8,775	1,130
Amount due to a related party	42,000	77,088	—	—
Cash generated from financing activities	42,000	77,088	65,650,559	8,451,738
Net increase in cash and cash equivalents	—	—	15,851	2,041
Cash and cash equivalents at the beginning of the year	—	—	—	—
Cash and cash equivalents at the end of the year	—	—	15,851	2,041

(i)	Basis of presentation

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Neo-Concept International Group Holdings Limited exceed 25% of the consolidated net assets of Neo-Concept International Group Holdings Limited. The abilities of the Company’s subsidiaries in Hong Kong and the United Kingdom to pay dividends are not restricted. In this connection, the restricted net assets of the subsidiaries of the Company does not exceed 25% of the consolidated net assets of the Company and accordingly the above condensed parent company only financial information of Neo-Concept International Group Holdings Limited is presented for the supplementary reference.

As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.