Form 20-F
period 2025-12-31
Neo-Concept International Group Holdings Ltd
filed 2026-04-30
CIK 1916331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Patrick Kwok Fai Lau

Tel: (852) 2798-8639

Email: patrick.lau@neo-concept.com.hk

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong Kowloon, Hong Kong

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0003125 per share	NCI	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 3,464,018 Class A Ordinary Shares and 600,000 Class B Ordinary Shares issued and outstanding as of December 31, 2025

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

●	“Controlling Shareholder” are to Ms. Eva Yuk Yin Siu, who beneficially owns 2,379,011 Class A Ordinary Shares and 526,260 Class B Ordinary Shares, resulting in an aggregate of 2,905,271 Ordinary Shares, or 15.36% of the total issued and outstanding Shares and 50.03% of total voting rights.

●	“COVID-19” are to the Coronavirus Disease 2019.

●	“Europe” are to the European Union, excluding the UK.

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

●	“IPO” are to an initial public offering of securities by the Company of 2,320,000 Ordinary Shares, par value $0.0000625 per share.

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong.

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China.

●	“GBP” or “£” are to pound sterling, the lawful currency of the UK.

●	“Independent Third Party” are to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China.

●	“Mainland China” are to the PRC or China excluding, for the purpose of this report only, Hong Kong, Macau and Taiwan.

●	Ordinary Shares

●	“NCA” are to Neo-Concept Apparel Group Limited, a BVI business company limited by shares incorporated in the BVI, a direct wholly-owned subsidiary of NCI.

●	“NCH” are to Neo-Concept (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability in 1990 as a comprehensive garment service solution provider and which in 2021, pursuant to a plan of reorganization, spun off its subsidiaries Neo-Concept HK and Neo-Concept UK to NCI.

●	“NCI Group” are to the Company and its subsidiaries, NCA, Neo-Concept HK and Neo-Concept UK.

●	“Neo Concept Group” are to the Parent Group and its subsidiaries including NCH but excluding the NCI Group.

●	“Neo-Concept (BVI) Limited” are to “Neo-Concept (BVI) Limited, a BVI business company limited by shares incorporated in the BVI, and the holding company of 12.84% of Class A Ordinary Shares and 100% of Class B Ordinary Shares as at the date of this report.

●	“Neo-Concept HK” are to Neo-Concept International Company Limited, a company incorporated in Hong Kong with limited liability, an indirect wholly owned subsidiary of NCI and our key operating subsidiary in Hong Kong.

●	“Neo-Concept UK” are to Neo-Concept (UK) Limited, a company incorporated in the UK with limited liability, an indirect wholly owned subsidiary of NCI and our operating subsidiary in the UK.

●	“Operating Subsidiaries” are to Neo-Concept HK and Neo-Concept UK.

●	“Class A Ordinary Shares” are to our Class A Ordinary Shares, par value $0.0003125 per share, carrying one vote per share.

●	“Class B Ordinary Shares” are to our Class B Ordinary Shares, par value $0.0003125 per share, carrying thirty votes per share.

●	“PRC” or “China” are to the People’s Republic of China including Hong Kong, Macau and, excluding, for the purpose of this report, Taiwan.

●	“Parent Group” are to Neo-Concept (BVI) Limited, Ample Excellence Limited, and Splendid Vibe Limited.

●	“SEC” or “Securities and Exchange Commission” are to the United States Securities and Exchange Commission.

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended.

●	“U.S. dollars” or “US$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

●	“UK” are to the United Kingdom.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our Class A Ordinary Shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our Class A Ordinary Shares Ordinary Shares could decline, and you may lose all or part of your investments.

Risks Relating to Our Corporate Structure

Our transactions with NCH may be less favorable to us than similar agreements negotiated with unaffiliated third parties.

During the three years ended December 31, 2025, 2024 and 2023, we entered into a series of transactions with an affiliated company under the control of our Controlling Shareholder, NCH. These transactions include engaging NCH as a contract manufacturer to produce certain apparel products for our customers. The terms of such transactions may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Because we are a “controlled company” the terms of such future transactions will be reviewed by the Audit Committee to ensure that they will not be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Moreover, so long as we are under the control of the Controlling Shareholder, their influence may make it difficult for us to bring a legal claim against NCH in the event of contractual breach, notwithstanding our contractual rights under the transactions and other agreements we may enter into with NCH or other affiliated companies under the control of our Controlling Shareholder from time to time.

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

Our Controlling Shareholder, owns 15.36% of the total issued and outstanding Ordinary Shares, representing 50.03% of the total voting power. Because the Controlling Shareholder will control a majority of our outstanding voting power, we will be a “controlled company” under corporate governance rules for NASDAQ-listed companies. Therefore, the Controlling Shareholder will be able to exert significant control over our management and affairs requiring shareholder approval, including approval of significant corporate transactions. Since the Controlling Shareholder is also a Controlling Shareholder of NCH, which is in direct competition with our business in certain regions and creates potential conflicts of interest, this concentration of ownership may not be in the best interests of all of our shareholders.

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

Our Controlling Shareholder beneficially owns 15.36% of our outstanding Ordinary Shares and 50.03% of the total voting power. Accordingly, our Controlling Shareholder may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such  as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

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

We have a dual-class voting structure consisting of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, holders of Class A ordinary shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares will be entitled to thirty (30) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholder, Ms. Eva Yuk Yin Siu, who beneficially owns 2,379,011 Class A Ordinary Shares and 526,260 Class B Ordinary Shares, resulting in an aggregate of 2,905,271 Ordinary Shares, or 15.36% of the total issued and outstanding Shares and 50.03% of total voting rights. Their interests may not coincide with your interests, and they may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy.

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

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2025, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting.

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

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter which could harm our business operations, any future offerings and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

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

We rely on one major customer which contributed approximately 8.7%, 41.0% and 71.3% of our total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. We do not have long-term agreements with any of our top five customers and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Our customers level of demand for our apparel products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs, product portfolio and interpretation of fashion trends. The loss of our principal customer, or if we are unable to attract new customers or if our existing customers decrease their spending on the products we offer, fail to make repeat purchases of our products, will harm our business, financial condition, results of operations, and growth prospects.

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

The apparel products sold or sourced by us during the years ended December 31, 2025, 2024 and 2023, were mainly produced by two contract manufacturers, one of which is our affiliated company. During the years ended December 31, 2025, 2024 and 2023, our two contract manufacturers together accounted for 100.0%, 98.5% and 93.9% of our total purchases, respectively. We engage contract manufacturer on an individual project basis and rely on third party service providers for services including sourcing of materials and provision of logistics services for the finished goods. We do not enter into any long-term contracts with our suppliers, and the terms of services provided by them may be susceptible to fluctuations with regard to pricing, timing and quality. Business relationships with our key suppliers could deteriorate, and existing procurement arrangements could change without advance notice. Increases in raw material prices resulting in higher procurement costs being incurred by our contract manufacturer, may be passed onto us as part of the overall production service costs. Recent inflationary pressures have affected the procurement cost of certain raw materials used in our apparel products. While we have not faced any shortages or significant increases in prices that would have a material adverse effect on our operations, we have had to enact measures to mitigate fluctuations in the price of our key raw materials. These measures include, but are not limited to, placing bulk orders for a portion of our raw material requirements based on projections and sales estimates ahead of the production season and incorporating alternative materials into our products or modifying specifications of product designs. However, our ability to implement such measures are limited and we cannot guarantee that we will be able to successfully mitigate fluctuations or increases in the price of raw materials. We might have to accept substantial increment in price, or a substantial reduction of quantities supplied in some cases, especially when we are unable to locate alternative suppliers in a timely manner and/or on comparable commercial terms. In addition, we are not able to ensure our suppliers’ compliance with applicable laws and regulations. Failure on the part of any of our suppliers to comply with applicable laws and regulations may damage our corporate image, and adversely affect our customer relationships.

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

The business of our Operating Subsidiaries is substantially concentrated in Canada and the U.S. and the U.K. and is therefore heavily dependent on the Canada, the U.S. and the U.K. economy.  Economic conditions in Canada, the U.S. and the U.K. are sensitive to global economic conditions. If there is any significant decline in the Canada, the U.S. and the U.K. economy and we are unable to generate business in other geographic locations, our revenue, profitability, and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements.

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

The ongoing military conflict involving Iran has created significant volatility in global economic markets, and any failure to reach a resolution could result in protracted or severe damage to the global economy. Military actions in the region have already prompted, and may continue to prompt, the imposition of expansive sanctions and export controls by the United States, the European Union, and other jurisdictions against Iran. Such measures, along with the underlying conflict, have the potential to adversely impact global energy prices and financial markets, which could materially affect our business operations and those of our clients, even in the absence of direct geographic exposure to the region. Because the duration and extent of military engagement and subsequent regulatory responses are inherently unpredictable, these disruptions may exacerbate other operational and financial risks. We cannot provide assurance regarding the outcome of the situation in the Middle East; any prolonged unrest or intensification of military activities could result in a material adverse effect on our financial condition, results of operations, liquidity, and overall business outlook.

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

The Share Consolidation was approved by the Board on June 13, 2026, and reflected with the Nasdaq Capital Market and in the marketplace at the open of business on June 16, 2025.

Offering of 14,850,000 Class A Ordinary Shares.

On February 9, 2026, Neo-Concept International Group Holdings Ltd (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 14,850,000 Class A Ordinary Shares of par value $0.0003125 per share (the “Class A Ordinary Shares”) at the price of $0.5454 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on February 11, 2026.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-288993, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2025. The Form F-1 was declared effective on February 9, 2026. The final prospectus was filed on February 11, 2026.

The Company engaged D. Boral Capital LLC (“D. Boral”) as the lead placement agent and uSmart Securities Limited as the joint placement agent (“uSmart,” together with D. Boral, the “Placement Agents”) in the Offering pursuant to a Placement Agency Agreement dated February 9, 2026 (the “Placement Agency Agreement”), by and between the Company and the Placement Agents. The Company agreed to pay D. Boral a cash fee equal to five percent (5.0%) of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agents for its reasonable and documented out-of-pocket costs and expenses of up to $100,000. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

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

Certification	Validity	Description
Responsible Wool Standard (“RWS”)	March 11, 2027

RWS is a tool to ensure that wool comes from sheep that have been raised with respect to the ‘Five Freedoms’, that the land has been managed responsibly, and to provide a robust chain of custody system to validate the source of the material for all product claims.

The Five freedoms:

1. The freedom from hunger and thirst;

2. The freedom from discomfort;

3. The freedom from pain, injury or distress;

4. The freedom to express normal behavior; and

5. The freedom from fear and distress.

Global Recycled Standard (“GRS”) 4.0	March 11, 2027

The GRS is a full product standard to verify and track recycled raw materials through the supply chain. It also includes processing criteria to prevent the use of potentially hazardous chemicals and verifies positive social or environmental production at the facilities. The GRS uses the chain of custody requirements of the Content Claim Standard (“CCS”).

The goal of the GRS is to increase the use of recycled materials in products and reduce/eliminate the harm caused by its production.

Organic Content Standard (“OCS”) 3.0	March 11, 2027	OCS is an international, voluntary standard that sets requirements for third-party certification of certified organic input and chain of custody. The goal of the OCS is to increase organic agriculture production.

Global Organic Textile Standard (“GOTS”) 6.0	June 29, 2025	GOTS was developed by leading standard setters to define world-wide recognized requirements for organic textiles. From the harvesting of the raw materials, environmentally and socially responsible manufacturing, to labelling, textiles certified to GOTS provide a credible assurance to the consumer.

Better Cotton Platform (“BCP”)	April 10, 2029	BCP is an online system owned by the Better Cotton Initiative (a cotton sustainability program aiming to transform cotton production by developing Better Cotton as a sustainable mainstream commodity) used by more than 9,000 ginners, raders, spinners, fabric mills, garment and end product manufacturers, sourcing agents and retailers to electronically document volumes of cotton sourced as “Better Cotton” as they pass through the supply chain. Access to the BCP allows organizations to participate electronically in the Better Cotton Chain of Custody by recording information about cotton-containing orders sourced as Better Cotton, managing the required documentation, and recording information about cotton-containing sales to customers.

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

RETAIL SALES OF BRANDED APPAREL PRODUCTS

Our own brand of apparel products mainly consists of knitwear sold under the licensed brand “les 100 ciels.” We drive sales through a mix of digital and physical retail locations. Our retail operations in the UK are conducted through Neo-Concept UK, our Operating Subsidiary established in the UK, and our retail operations in the UAE are conducted through Lineowa Fashion and Life Style L.L.C., our Operating Subsidiary established in the UAE.

79 Knightsbrigde Store	The Galleria, Al Maryah Island, Abu Dhabi Store

In addition to our five physical stores in the UK, one in the UAE and our website, we also sell our apparel products through third party online platforms to leverage our digital exposure. We utilize Wolf & Badger, which is based in the UK, to help drive growth in the UK. Our apparel products sold under the “les 100 ciels” brand consists mainly of knitwear made from cashmere.

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

CUSTOMERS

Our customers mainly include brand owners, apparel sourcing agents and online fashion retailers, primarily located in North America and Europe. We have a particularly strong customer base in Canada and the U.S. which accounts for over 33.4% of total revenues for year ended December 31, 2025, and we maintain stable and ongoing business relationships with all our major customers.

Our top five customers are based in Canada and the U.S which contributed approximately 43.8% and 73.8% of our revenue for the years ended December 31, 2025 and 2024, respectively. Neo-Concept HK has been providing our apparel solution services to our top customer since 2012. During this time, it has expanded the service scope to cover a wider range of products. We currently work with seven brands/sub-brands of our top customer, each with its distinct brand identity and which spans across different product categories, including knitwear, woven, cut, and sewn fine knits and a variety of accessories. Although our customer concentration is extremely high, we believe this is a natural result of our business strategy to grow and expand our product offerings organically along with our customers.

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

SUPPLIERS

We have two principal suppliers, (i) NCH, an affiliated company controlled by our Controlling Shareholder, and (ii) an independent third party based in Hong Kong with manufacturing facilities in Mainland China, which we have engaged to produce the majority of apparel products for and arrange delivery to our customers during the years ended December 31, 2025 and 2024. We selected these suppliers due to their performance based on a pre-defined set of criteria, including size, quality, reputation, price, and on-time delivery records.

For the years ended December 31, 2025 and 2024 our two principal suppliers together accounted for 100% and 98.5% of our total purchases, respectively. We believe it is common for market participants in the apparel supply chain industry to establish reliance on a few suppliers. Establishing and maintaining long-term strategic partnership with strong suppliers with proven capability and the capability to handle a breadth of product categories allow us to enhance our own product offerings and be more competitive in the market.

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

For the years ended December 31, 2023, 2024 and 2025, the provision for material claims against in relation to defective products, or any material product returns from the customers were nil, nil and HKD24,042 (US$3,089), respectively.

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

SEASONALITY

The apparel market exhibits seasonality with dynamic changes in trends and consumers’ preferences depending on the time of year. Apparel sales are generally highest from July to September, mainly attributable to climate and frequent online sales events during these months. The aggregate sales generated in these months accounted for approximately 39.1% of our total revenue for the year ended December 31, 2025.

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

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this report:

Name	Background	Ownership
Neo-Concept Apparel Group Limited (“NCA”)	- A BVI company - Incorporated in August 2008 - Issued Share Capital of US$100 - Intermediate holding company	100% owned by NCI

Neo-Concept International Company Limited (“Neo-Concept HK”)	- A Hong Kong company - Incorporated in October 1992 - Issued Share Capital of HKD 100,000 - Provision of one-stop apparel solution services	100% owned by NCA

Neo-Concept (UK) Limited (“Neo-Concept UK”)	- A UK company - Incorporated in August 2000 - Issued Share Capital of GBP100 - Provision of online and offline retail sales of apparel products	100% owned by Neo-Concept HK

Neo-Concept Exquisite Couture Limited (“NCEC”)	- A BVI company - Incorporated in May 2024 - Issued Share Capital of US$100 - Intermediate holding company	100% owned by NCA

NC Asia International Company Limited (“NCAIL”)	- A Hong Kong company - Incorporated in April 2026 - Issued Share Capital of HKD 10,000 - Provision of online and offline sales of apparel products	100% owned by NCA

Name	Background	Ownership
NC ASIA Investment Company Limited (“NCAIS”)	- A Hong Kong company - Incorporated in April 2026 - Issued Share Capital of HKD 10,000 - Intermediate holding company	100% owned by NCA

Neo Concept Elite Fashion Company L.L.C. (“NCEF”)	- A UAE company - Incorporated in May 2024 - Issued Share Capital of AED100,000 - Intermediate holding company	100% owned by NCEC

Lineowa Fashion and Life Style L.L.C. (“Lineowa”)	- A UAE company - Incorporated in October 2024 - Issued Share Capital of AED100 - Provision of online and offline retail sales of apparel products	50% owned by NCEF

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder owns 15.36% of our total issued and outstanding Class A Ordinary Shares, representing 50.03% of the total voting power.

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

Exchange rate information

NCI is a holding company with operations conducted in Hong Kong through its key operating subsidiary in Hong Kong, Neo-Concept HK, using Hong Kong dollars. Neo-Concept HK’s reporting currency is Hong Kong dollars. Translations of amounts from HKD into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.7833, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate. We make no representation that the HKD or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate.

A. Results of operations

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
REVENUES, NET	174,202,627	235,667,734	137,247,341	17,633,567

COST OF REVENUES
- Related parties	(34,213,521)	(7,915,189)	(73,417,725)	(9,432,724)
- External	(104,940,795)	(178,307,992)	(13,143,967)	(1,688,740)
	(139,154,316)	(186,223,181)	(86,561,692)	(11,121,464)
Gross profit	35,048,311	49,444,553	50,685,649	6,512,103

EXPENSES
Selling and marketing	(3,132,277)	(4,392,521)	(6,568,144)	(843,877)
General and administrative:
Depreciation	(33,091)	(685,245)	(1,735,470)	(222,974)
Amortization	(112,049)	(1,481,738)	(2,497,004)	(320,816)
Staff cost	(13,260,898)	(18,486,483)	(21,755,401)	(2,795,138)
Operating leases expenses	(2,507,182)	(3,146,322)	(6,720,152)	(863,407)
Operating lease expenses – related party	(720,000)	(720,000)	(720,000)	(92,506)
Professional fee	(2,204,622)	(2,840,139)	(3,615,272)	(464,491)
(Provision for) reversal of expected credit losses	(1,383,316)	(1,253,368)	2,143,178	275,356
Government rates	(453,748)	(1,272,186)	(2,138,370)	(274,738)
Office general expenses	(453,551)	(752,507)	(1,263,880)	(162,384)
Others	(1,741,052)	(2,842,620)	(4,010,155)	(515,224)
Total expenses	(26,001,786)	(37,873,129)	(48,880,670)	(6,280,199)
INCOME FROM OPERATION	9,046,525	11,571,424	1,804,979	231,904

OTHER INCOME (EXPENSES)
Interest income	92,951	31,954	—	—
Interest expense	(5,759,182)	(3,759,032)	(1,349,488)	(173,382)
Agency income – related party	2,662,034	1,170,664	1,475,466	189,568
Other income	326	134,230	42,447	5,454
Other expense	(302,784)	—	(195,094)	(25,066)
Total other expenses, net	(3,306,655)	(2,422,184)	(26,669)	(3,426)
Income before tax expenses	5,739,870	9,149,240	1,778,310	228,478
Income tax expenses	(1,325,137)	(1,085,909)	(1,446,631)	(185,863)
NET INCOME	4,414,733	8,063,331	331,679	42,615

Year ended December 31, 2025 compared with year ended December 31, 2024

Revenue

For the years ended December 31, 2025 and 2024, we generated our revenue through two revenue streams: sales of private -labelled apparel products and retail sales of own -branded apparel products.

	For the years ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Private-labelled apparel products	196,736,307	66,685,405	8,567,755
Own-branded apparel products	38,931,427	70,561,936	9,065,812
Total	235,667,734	137,247,341	17,633,567

Our revenue decreased by 41.8% to HKD137,247,341 (US$17,633,567) for the year ended December 31, 2025, from HKD235,667,734 for the year ended December 31, 2024. The decrease was mainly caused by the decrease in sales of private-labelled apparel products by 66.1% to HKD66,685,405 (US$8,567,755) for the year ended December 31, 2025, from HK$196,736,307 for the year ended December 31, 2024, which was mainly due to decrease in number of commercial customers from 20 in 2024 to 10 customers in 2025 as, reflecting the challenges faced in maintaining customer relationships and market demand amid increased competition and changing consumer preferences during the year and partially offset against the increase in sales of own-branded apparel products by 81.2% to HKD70,561,936 (US$9,065,812) for the year ended December 31, 2025, from HK$38,931,427 for the year ended December 31, 2024, which was mainly due to successful business expansion by establishment more retail shops in London in 2024, the new retail outlets enhanced the company’s market presence, improved brand visibility, and attracted a broader customer base and allowed for better product accessibility and customer engagement, which collectively led to the significant growth in retail sales of own-branded apparel products during the year.

Cost of revenue

	For the years ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Private-labelled apparel products	178,307,992	59,768,785	7,679,106
Own-branded apparel products	7,915,189	26,792,907	3,442,358
Total	186,223,181	86,561,692	11,121,464

Our cost of revenue decreased by 53.5% to HKD86,561,692 (US$11,121,464) for the year ended December 31, 2025, from HKD186,223,181 for the year ended December 31, 2024. The decrease was in correspondence to our decrease of sales in revenue.

Gross profit and gross profit margin

	For the year ended December 31,
	2024				2025
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%	HKD	HKD	HKD	%
Private-labelled apparel products	196,736,307	178,307,992	18,428,315	9.4%	66,685,405	59,768,785	6,916,620	10.4%
Own-branded apparel products	38,931,427	7,915,189	31,016,238	79.7%	70,561,936	26,792,907	43,769,029	62.0%
Total	235,667,734	186,223,181	49,444,553	21.0%	137,247,341	86,561,692	50,685,649	37.0%

Our overall gross profit increased by 2.5% to HKD50,685,649 (US$6,512,103) for the year ended December 31, 2025, from HKD49,444,553 for the year ended December 31, 2024, primarily due to the increase in our revenue in sales of own-branded apparel products in UK as the Company newly established retail shops in 2024. Our overall gross profit margin increased by 16.0 percentage points to 37.0% for the year ended December 31, 2025, from 21.0% for the year ended December 31, 2024, mainly due to increase in sales of our own-branded apparel products which gross profit margin is relatively higher.

Our gross profit for private-labelled apparel products decreased by 62.5% to HKD6,916,620 (US$888,649) for the year ended December 31, 2025, from HKD18,428,315 for the year ended December 31, 2024. The decrease was principally due to the decrease in demand in private-labelled apparel products, the number of commercial customers decreased from 21 in 2024 to 12 customers in 2025. Our gross profit margin for private-labelled apparel products slightly increased by 1.0 percentage points to 10.4% for the year ended December 31, 2025, from 9.4% for the year ended December 31, 2024. This marginal improvement can be attributed to the Company’s efforts to optimize cost management and production efficiency during this period.

Our gross profit for own-branded apparel products increased by 41.1% to HKD43,769,029 (US$5,623,454) for the year ended December 31, 2025, from HKD31,016,238 for the year ended December 31, 2024. The increase was mainly due to business expansion including open-up of new retail shops in the UK in mid of 2024. However, our gross profit margin for own-branded apparel products decreased by 17.7 percentage points to 62.0% for the year ended December 31, 2025, from 79.7% for the year ended December 31, 2024. The decrease was mainly due to increase overall cost of purchase from suppliers in 2025.

Selling and marketing expenses

	For the years ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Transportation costs	1,177,462	1,372,915	176,393
Marketing and displaying expenses	3,215,059	5,195,229	667,484
Total	4,392,521	6,568,144	843,877

Our selling and marketing expenses increased by 49.5% to HKD6,568,144 (US$843,877) for the year ended December 31, 2025, from HKD4,392,521 for the year ended December 31, 2024, primarily due to increase in marketing and displaying expenses due to business expansion including open up of new retail shops in the UK in mid of 2024 as a result of increase in sales.

General and administrative expenses

	For the years ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Depreciation	685,245	1,735,470	222,974
Amortization	1,481,738	2,497,004	320,816
Staff costs	18,486,483	21,755,401	2,795,138
Operating lease expense	3,146,322	6,720,152	863,407
Operating lease expenses – related party	720,000	720,000	92,506
Professional fee	2,840,139	3,615,272	464,491
Provision for (reversal of) expected credit losses	1,253,368	(2,143,178)	(275,356)
Government rates	1,272,186	2,138,370	274,738
Office general expenses	752,507	1,263,880	162,384
Others	2,842,620	4,010,155	515,224
Total	33,480,608	42,312,526	5,436,322

Our general and administrative expenses increased by 26.4% to HKD42,312,526 (US$5,436,322) for the year ended December 31, 2025, from HKD33,480,608 for the year ended December 31, 2024, the increase was principally due to (i) the business expansion including open-up of four new retail shops in the UK in mid of 2024 which led to the increase in staff cost, lease expenses, and overall general administrative expenses, (ii) increase in depreciation due to the addition of the leasehold improvement, furniture and fixture and office equipment for open-up of four new retail shops in the UK in mid of 2024, (iii) increase in amortization of intangible assets as acquisition of trademarks in May 2024 and (iv) increase in legal and professional fee for the audit fee and business expansion consultation and partially offset against the reversal of expected credit losses as the decrease in overall account receivable as of December 31, 2025.

Interest expense

Our interest expense represented factoring charges and interest expense for our bank borrowings, it decreased by 64.1% to HKD1,349,488 (US$173,382) for the year ended December 31, 2025 from HKD3,759,032 for the year ended December 31, 2024. The primary reason for this decrease was the decline in sales of private-labelled apparel products, which consequently led to a decreased need for financing through factoring. The Company required less working capital support from factoring arrangements, resulting in lower interest expenses.

Other income

	For the years ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Agency income	1,170,664	1,475,466	189,568
Other	134,230	42,447	5,454
Total	1,304,894	1,517,913	195,022

Our agency income representing service fee charged to a related party, NCH, for promoting NCH’s products in UK, it increased by 26.0% to HKD1,475,466 (US$189,568) for the year ended December 31, 2025 from HKD1,170,664 for the year ended December 31, 2024. The increase was principally in correspondence with the increase in the discretionary income from Neo-Concept UK in 2025.

Other expenses

	For the years ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Exchange loss, net	—	(25,605)	(3,290)
Penalty	—	(125,404)	(16,112)
Over-provision of claims from insurance	—	(44,085)	(5,664)
Total	—	(195,094)	(25,066)

Our other expenses increased by 100.0% to HKD195,094 (US$25,066) for the year ended December 31, 2025, from nil for the year ended December 31, 2024, the increase was principally due to (i) increase in exchange loss, net due to the depreciation of GBP against US$, (ii) increase in penalty arising in the normal course of business and (iii) the over-provision of claims from insurance in prior years.

Provision for income tax expense

	For the Years ended December 31,
	2024	2025	2025
	HKD	HKD	US$
Current:
Hong Kong	348,835	—	—
UK	—	310,430	39,883

Deferred:
Hong Kong	(206,806)	134,213	17,244
UK	943,880	1,001,988	128,736
Total	1,085,909	1,446,631	185,863

	For the years ended December 31,
	2024		2025
	HKD		HKD	US$
Income before tax	9,149,240		1,778,310	228,478
Income tax rate in the Cayman Islands, permanent tax holiday	—	—	—	—	—
Hong Kong statutory income tax rate	1,509,625	16.5%	293,421	37,699	16.5%
Effect of different tax rates	1,383,890	15.1%	699,819	89,912	39.4%
Income not taxable	(4,219)	—	(367,658)	(47,237)	(20.7)%
Expense not deductible	164,216	1.8%	18,259	2,346	1.0%
Temporary not recognized	52,472	0.6%	1,921,169	246,832	108.0%
Utilization of tax loss	(1,849,075)	(20.2)%	(1,621,122)	(208,282)	(91.2)%
Under provision of tax in prior years	—	—	502,743	64,593	28.3%
Tax concession	(171,000)	(1.9)%	—	—	—
Effective tax rate	1,085,909	11.9%	1,446,631	185,863	81.3%

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

Our income tax expense increased by 33.2% to HKD1,446,631 (US$185,863) for the year ended December 31, 2025 from HKD1,085,909 for the year ended December 31, 2024, mainly due to the increase in income before tax in the Company’s subsidiary, Neo-Concept (UK) Limited.

Our effective tax rate increased by 69.4 percentage points to 81.3% for the year ended December 31, 2025, from 11.9% for the year ended December 31, 2024. The primary reason for this increase was the rise in profit before tax in our subsidiary, Neo-Concept (UK) Limited, which resulted in higher tax expenses. This increase was partially offset by the loss before tax incurred by our other subsidiary, Neo-Concept International Company Limited, which reduced the overall taxable income of the Group. As a result, the change in the profitability mix among the subsidiaries contributed to increase in income tax expenses and decrease in profit before tax and led to the significant fluctuation in our effective tax rate during the year.

Net income

Our net income decreased by 95.9% to HKD331,679 (US$42,615) for the year ended December 31, 2025, from HKD8,063,331 for the year ended December 31, 2024. The decrease in net income was predominantly due to the decrease in our revenue in 2025.

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

Other expenses

	For the years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Exchange loss, net	(168,356)	—	—
Penalty	(134,428)	—	—
Total	(302,784)	—	—

Our other expenses decreased by 100% to nil for the year ended December 31, 2024, from HKD302,784 for the year ended December 31, 2023.

Provision for income tax expense

	For the Years ended December 31,
	2023	2024	2024
	HKD	HKD	US$
Current:
Hong Kong	928,973	348,835	44,908
UK	388,288	—	—
	1,317,261	348,835	44,908
Deferred:
Hong Kong	7,876	(206,806)	(26,623)
UK	—	943,880	121,513
Total	1,325,137	1,085,909	139,798

	For the years ended December 31,
	2023		2024
	HKD		HKD
Profit before tax	5,739,870		9,149,240
Income tax rate in the Cayman Islands, permanent tax holiday	—	0.0%	—	0.0%
Hong Kong statutory income tax rate	947,079	16.5%	1,509,625	16.5%
Effect of different tax rates	120,537	2.1%	1,383,890	15.1%
Income not taxable	—	0.0%	(4,219)	0.0%
Expense not deductible	401,791	7.0%	164,216	1.8%
Temporary not recognized	22,959	0.4%	52,472	0.6%
Utilization of tax loss	—	0.0%	(1,849,075)	(20.2)%
Tax concession	(167,229)	(2.9)%	(171,000)	(1.9)%
Effective tax rate	1,325,137	23.1%	1,085,909	11.9%

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

B. Liquidity and capital resources

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
CURRENT ASSETS
Cash and cash equivalents	9,166,020	2,332,891	299,730
Accounts receivable, net	34,169,661	7,285,278	936,014
Prepayment and other current assets	24,387,730	29,390,571	3,776,107
Other receivables, net – related party	—	1,443,971	185,522
Tax recoverable	994,950	—	—
Inventories, net	3,616,821	12,114,712	1,556,501
Total current assets	72,335,182	52,567,423	6,753,874

CURRENT LIABILITIES
Bank borrowings	27,105,722	4,756,671	611,138
Accruals and other payables	7,292,824	9,380,281	1,205,180
Due to related parties	638,243	480,183	61,695
Operating lease liabilities	3,890,482	4,810,410	618,042
Tax payable	372,485	718,388	92,299
Total current liabilities	39,299,756	20,145,933	2,588,354
Net current assets	33,035,426	32,421,490	4,165,520

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 60 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable decreased by 78.7% to HKD7,285,278 (US$936,014) as of December 31, 2025, from HKD34,169,661 as of December 31, 2024, the decrease in sales of private-labelled apparel products by 66.1% to HKD66,685,405 (US$8,567,755) for the year ended December 31, 2025, from HK$196,736,307 for the year ended December 31, 2024, which consequently led to a decreased in account receivable in 2025.

Prepayment and other current assets, net

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Prepayments to suppliers	24,384,141	29,385,651	3,775,475
Other receivables – related party	—	1,504,691	193,323
Others	3,589	4,920	632
Total	24,387,730	30,895,262	3,969,430
Allowance for expected credit losses	—	(60,720)	(7,801)
Total, net	24,387,730	30,834,542	3,961,629

Our prepayment and other current assets increased by 26.4% to HKD30,834,542 (US$3,961,629) as of December 31, 2025, from HKD24,387,730 as of December 31, 2024. The increase was primarily attributable to the increase in prepayments to suppliers to secure our supplies for production and business and increase in other receivable for agency income from our related party, NCH, for promoting NCH’s products in UK.

Inventories

Our inventories represented own-branded apparel products at our retail shops in London. Our inventories increased by 235.0% to HKD12,114,712 (US$1,556,501) as of December 31, 2025 from HKD3,616,821 as of December 31, 2024. This increase was driven by our strategy to expand inventory levels in response to growing demand in the UK market, as the Company opened additional retail shops in mid-2024 to support sales growth and meet customer demand.

We review our inventory levels on a regular basis. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

During the years ended December 31, 2023, 2024 and 2025, our obsolete and slow-moving inventories amounted to HKD68,536, HKD23,585 and HKD27,655 (US$3,553), respectively.

Accruals and other payables

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Accruals	1,087,478	1,148,365	147,542
Payroll payable	2,366,113	3,832,185	492,360
VAT	2,435,091	3,195,520	410,561
Deposit received	814,863	774,081	99,454
Others	589,279	430,130	55,263
Total	7,292,824	9,380,281	1,205,180

Our accruals and other payables increased by 28.6% to HKD9,380,281 (US$1,205,180) as of December 31, 2025, from HKD7,292,824 as of December 31, 2024, principally due to (i) the increase of accruals for audit fee, (ii) increase in payroll payable resulting from higher staff costs associated with the Company’s business expansion in the UK and (iii) increase in VAT due to increase in cost of purchases resulting from business expansion in the UK.

Operating lease liabilities

Our operating lease liabilities mainly related to our office in Hong Kong and retail shops in the UK.

Cash Flows

Our use of cash primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the Years Ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash and cash equivalents at the beginning of the year	8,593,063	5,849,306	9,166,020	1,177,652
Net cash (used in) generated from operating activities	(49,014,516)	428,243	21,374,779	2,746,238
Net cash used in investing activities	(1,275,847)	(19,167,148)	(4,007,964)	(514,944)
Net cash generated from (used from) financing activities	47,546,606	21,891,118	(22,825,245)	(2,932,593)
Effect of foreign currency translation on cash and cash equivalents	—	164,501	(1,347,699)	(176,623)
Cash and cash equivalents at the end of the year	5,849,306	9,166,020	2,332,891	299,730

Cash (used in) generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended December 31, 2023, we had net cash used in operating activities of HKD49,014,516 (US$6,275,143) mainly arising from net income from our operation of HK$4,414,733 (US$ 565,202), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD33,091 (US$4,237); (ii) amortization of intangible assets of HKD112,049 (US$14,345); inventory provision of HKD68,536 (US$8,774); and allowance for expected credit loss of HKD1,383,316 (US$177,101). Changes in operating assets and liabilities mainly include (i) increase in trade receivable of HKD23,387,722 (US$2,994,242) because we utilized less factoring of accounts receivable; (ii) increase of prepayment and other current assets of HKD14,332,426 (US$1,834,926) due to increase in prepayments to suppliers to secure our supplies for production and business; (iii) the increase in inventories of HKD4,088,840 (US$523,479) to cope with the increase in retail sales as we opened an additional retail shop in London in 2024; and (iv) the decrease in accounts payable of HKD10,429,941 (US$1,335,306) as we increased our prepayment to secure our production; and (v) decrease in tax payable of HKD3,969,112 (US$508,150) as our assessable profit reduced in 2023, and partially offset by (i) increase in accruals and other payables of HKD1,173,924 (US$150,293) principally due to the increase of payroll payable as a result of headcount increase and value added tax payable principally resulting from business expansion in the UK.

For the year ended December 31, 2024, we had net cash generated from operating activities of HKD428,243 (US$55,131) mainly arising from net income from our operation of HKD8,063,331 (US$1,038,059), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD685,245 (US$88,217); (ii) amortization of intangible assets of HKD1,481,738 (US$190,756) and allowance for expected credit loss of HKD1,253,368 (US$161,356). Changes in operating assets and liabilities mainly include (i) increase in trade receivable of HKD3,079,437 (US$396,441) mainly due to increase in revenue of the Company; (ii) increase of prepayment and other current assets of HKD12,940,934 (US$1,665,992) due to increase in prepayments to suppliers to secure our supplies for production and business and rental deposits for four new retail shops in UK; (iii) decrease in lease liabilities due to the lease payment and (iv) decrease in tax payable of HKD543,951 (US$70,027) as the Company made the prepayment of income tax in 2025, and partially offset by (i) decrease in inventories of HKD1,679,793 (US$216,254) due to the establishment of four new retail shops in UK led to increase in inventory turnover days and (ii) increase in accruals and other payables of HKD4,087,119 (US$526,168) principally due to the increase of accruals for audit fee, VAT as increase in cost of purchases resulting from business expansion in the UK and increase in deposit received from customer.

For the year ended December 31, 2025, we had net cash generated from operating activities of HKD21,374,779 (US$2,746,238) mainly arising from net income from our operation of HKD331,679 (US$42,615), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of property and equipment of HKD1,735,470 (US$222,974); (ii) amortization of intangible assets of HKD2,497,004 (US$320,816), (iii) inventory provision of HKD27,655 (US$3,553), (iv) reversal of allowance for expected credit loss of HKD2,143,178 (US$275,356) and (v) deferred tax expenses of HKD1,136,205 (US$145,980). Changes in operating assets and liabilities mainly include (i) increase of prepayment and other current assets of HKD6,506,352 (US$835,937) due to increase in prepayments to suppliers to secure our supplies for production and increase other receivable for agency income from its related party; and (ii) increase in inventories of HKD8,081,271 (US$1,038,283) due to increase in inventory level to cope with the future demand in UK market, and partially offset by (i) decrease in account receivable of HKD29,132,720 (US$3,742,978) mainly due to decrease in revenue of the Company, (ii) increase in accruals and other payables of HKD1,939,466 (US$249,183) principally due to the increase of accruals for audit fee, payroll payable resulting from higher staff costs associated with the Company’s business expansion in the UK and VAT as increase in cost of purchases resulting from business expansion in the UK and (iii) increase in tax payable of HKD310,431 (US$39,884) and decrease in tax recoverable of HKD994,950 (US$127,831) as our income tax expense increased by 33.2% to HKD1,446,631 (US$185,863) for the year ended December 31, 2025 from HKD1,085,909 for the year ended December 31, 2024, mainly due to the increase in income before tax in the Company’s subsidiary, Neo-Concept (UK) Limited.

Cash used in investing activities

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

For the year ended December 31, 2025, net cash used in investing activities was HKD4,007,964 (US$514,944) which related to the acquisition of leasehold improvement, furniture and fixture and office equipment during the year.

Net cash generated from (used in) financing activities

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

For the year ended December 31, 2025, net cash used in financing activities of HKD22,825,245 (US$2,932,593) consisted of (i) proceeds from bank borrowings of HKD67,242,051 (US$8,639,272) and (ii) advance from related parties of HKD46,824,002 (US$6,015,957) the effects of which were partially offset by (i) repayment for bank borrowings of HKD89,591,102 (US$11,510,683); and (ii) repayment to related parties of HKD47,300,196 (US$6,077,139).

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

Capital Expenditures

We incurred capital expenditures of HKD1,275,847, HKD19,167,148 and HKD4,007,964 (US$514,944) for the years ended December 31, 2023, 2024 and 2025, respectively, which related to the acquisition of computer and office equipment and leasehold improvement and acquisition of trademarks.

Contractual Obligations

The following table summarized our undiscounted contractual obligations as of December 31, 2025:

	Payment due by period
	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	7,884,001	16,454,173	13,054,111	17,293,790	54,686,075

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

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table provides information regarding the executive officers and directors of the Company as of the date of this report:

Directors and Executive officers	Age	Position
Ms. Eva Yuk Yin Siu	64	Director, Chairlady of the Board, Chief Executive Officer
Mr. Pengfei Jiang	29	Director
Mr. Patrick Kwok Fai Lau	53	Chief Financial Officer
Mr. Billy Chun Fai Tang	52	Independent Director
Mr. Chun Kwok Wong	43	Independent Director
Ms. Josephine Yan Yeung	43	Independent Director

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

Mr. Pengfei Jiang has been serving as Director since December 2025, with a primary focus on investor relations. He is currently the General Manager of Guangzhou Nanbeiji Technology Development Co., Ltd., a position he has held since May 2024, where he leads corporate strategy, industry research, and investment project evaluation, and oversees due diligence, risk assessment, and resource integration for growth. Mr. Jiang previously served as Investment Manager at Guangdong Rongda Investment Development Co., Ltd. from November 2023 to April 2024. Prior to that, he was Administrative Manager at Wuhan Keji Yanzhuang Co., Ltd. from May 2019 to October 2023. Mr. Jiang obtained a diploma in Automobile Testing and Maintenance Technology from Wuhan Institute of Technology in 2019.

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

Mr. Wong Chun Kwok has over 19 years of experience in accounting and finance. Mr. Wong currently serves as an Executive Director of Universe Printshop Holdings Limited, the shares of which are listed on the GEM Board of the Hong Kong Stock Exchange (stock code: 8448), an independent director of Datasea Inc. (NASDAQ: DTSS) and a non-executive director of DW Consulting Corporation Limited. He was the chief financial officer of Huisen Shares Group Limited (formerly known as Huisen Household International Group Limited), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 2127), from October 2021 to June 2024. He served as the financial controller from February 2017 to January 2018, and the chief financial officer from January 2018 to August 2020 of Fitness World (Group) Limited. He was a senior associate in the assurance practice of PricewaterhouseCoopers Limited (PwC) from January 2016 to January 2017. He worked at Moore Stephens Associates Limited (Hong Kong) as an audit senior associate from October 2010 to December 2015. He worked at KLC CPA Limited from October 2005 to August 2010, with his last position being a supervisor. Mr. Wong obtained his Bachelor of Commerce degree in Accounting from Macquarie University, Australia, in 2005. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and an affiliate member of The Society of Chinese Accountants and Auditors.

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

B. Compensation.

For the year ended December 31, 2025, we paid an aggregate of HKD4,073,626 in cash  (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, December 31, 2024 and December 31, 2023, we had no outstanding equity awards.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mr. Billy Chun Fai Tang, Mr. Mark Gary Singer and Ms. Josephine Yan Yeung and is chaired by Mr. Mark Gary Singer. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing, reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	evaluating the performance and effectiveness of the board as a whole.

Board Diversity Matrix (As of April 30, 2026)

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0

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

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, December 31, 2024 and December 31, 2023, we had no outstanding equity awards.

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

D. Employees.

As of December 31, 2025, we employed a total number of 24 full-time employees, 13 of whom are based in Hong Kong and 11 of whom are based in the UK. Our employees are employed in the areas of human resources and administration, management, product design and development, sourcing and logistics, and quality control. The remuneration package offered to our employees generally includes basic salary, bonuses and cash allowances or subsidies. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies.

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

	Class A		Class B
	Ordinary Shares		Ordinary Shares
	beneficially held		beneficially held
		Approximate		Approximate
		percentage of		percentage of
		outstanding		outstanding
	Number of	Class A	Number of	Class B
Directors	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares
Directors and executive officers(1)
Ms. Eva Yuk Yin Siu(2)	2,379,011	12.99%	526,260	87.71%
Mr. Pengfei Jiang(3)	—	—	—	—
Mr. Patrick Kwok Fai Lau	—	—	—	—
Mr. Chun Kwok Wong(3)	—	—	—	—
Mr. Billy Chun Fai Tang(3)	—	—	—	—
Ms. Josephine Yeung Yan(3)	—	—	—	—
All directors and executive officers as a group (6 individuals)	2,379,011	12.99%	526,260	87.71%

5% principal shareholders:
Ms. Eva Yuk Yin Siu(2)	2,379,011	12.99%	526,260	87.71%
Asset Empire International Limited(2)(6)	2,379,011	12.99%	526,260	87.71%
Splendid Vibe Limited(2)(6)	2,712,360	14.81%	600,000	100.00%
Neo-concept (BVI) Limited(4)(6)	2,352,360	12.84%	600,000	100.00%
Ample Excellence Limited(5)(6)	360,000	1.97%	—	—

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.
(2)	Ms. Eva Yuk Yin Siu, the chairlady of the Board, Chief Executive Officer, and a Director of the Company, owns the entire issued share capital of Asset Empire International Limited. Asset Empire International Limited, a company incorporated in the BVI with limited liability, holds 87.71% of the issued shares of Splendid Vibe Limited. Splendid Vibe Limited, a company incorporated in the BVI with limited liability, owns the entire issued share capital of Ample Excellence Limited and Neo-Concept (BVI) Limited.
(3)	Mr. Pengfei Jiang has been appointed as our director on December 16, 2025. Mr. Chun Kwok Wong, Mr. Billy Chun Fai Tang and Ms. Josephine Yan Yeung has been appointed as our independent director on April 1, 2024, January 22, 2025 and March 9, 2026 respectively.
(4)	Neo-Concept (BVI) Limited, a company incorporated in the BVI with limited liability, owns 15.61% of the issued Shares of the Company.
(5)	Ample Excellence Limited, a company incorporated in the BVI with limited liability, owns 1.97% of the issued Shares of the Company.
(6)	The registered office address of each of these entities listed is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.

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

List of Related Parties

Name of related parties	Relationship with the Company
Ms. Eva Yuk Yin Siu (“Ms. Siu”)	Chairman of the Board, Director, the Controlling Shareholder
Neo-Concept (Holdings) Company Limited (“NCH”)	A company under common control of the Controlling Shareholder

Amounts Due From (To) Related Parties

The following table set forth the breakdown of our balances due from related parties as of the dates indicated:

		As of December 31,
	Relationship	2023	2024	2025	2025
		HKD	HKD	HKD	US$
Due from (to) Ms. Siu	Controlling Shareholder	(59,106)	—	—	—
Other receivables from NCH	Common controlled by Ms. Siu		—	1,443,971	185,522
Due from (to) NCH	Common controlled by Ms. Siu	(34,184,138)	(638,243)	(480,183)	(61,695)

The amounts due from (to) the related parties are unsecured, interest free with no specific repayment terms. Neo-Concept (Holdings) Company Limited (“NCH”) is a company incorporated in Hong Kong and controlled by Ms. Siu, the controlling shareholder of the Company. As of December 31, 2023, 2024 and 2025, the amount due to NCH and Ms. Siu was non-trade nature, being fund advance from NCH and Ms. Siu for general operation of the Company. Other receivables from NCH represented the agency income receivable, it was interest-free, non-secured and repayable within 30 days upon billing.

On June 30, 2023, NCH agreed to forgive HKD 55 million (US$7.02 million) due to NCH by the Company. The amount was credited to additional paid-in capital. The amount forgiven represented funds transferred from NCH to the Company to support the general operation of the Company during year ended December 31, 2023.

During the year ended December 31, 2023, the largest amount outstanding with the related parties was HK$55,002 from Ms. Siu and HK$33,086,018 due to NCH. During the year ended December 31, 2024 and 2025, the largest amount outstanding with the related parties was HK$638,243 due to NCH.

Transactions with Related Parties

Related party transactions during the three years ended December 31, 2023, 2024 and 2025

		For the years ended December 31,
		2023	2024	2025	2025
		HKD	HKD	HKD	US$
Neo-Concept (Holdings) Company Limited(1)	Operating lease expense(2)	720,000	720,000	720,000	92,506
Neo-Concept (Holdings) Company Limited(1)	Purchase of apparel products(3)	34,213,521	7,915,189	34,846,523	4,477,089
Neo-Concept (Holdings) Company Limited(1)	Purchase of intangible assets(4)	—	15,023,180	—	—
Neo-Concept (Holdings) Company Limited(1)	Agency income received(5)	2,662,034	1,170,664	1,475,466	189,568

(1)	An affiliate company incorporated in Hong Kong indirectly wholly-owned by the Controlling Shareholders.
(2)	Operating lease expenses were paid by Neo-Concept HK for the lease of office premises located at 10/F, Seaview Centre, No.139-141 Hoi Bun Road, Kwun Tong, Hong Kong.
(3)	During the normal course of business, Neo-Concept HK engaged NCH as supplier to produce and arrange delivery of products for its customers. The rates charged by NCH is consistent with the standard rates charged by Neo-Concept HK’s independent third-party supplier. We are of the opinion that the service fees paid to NCH, and the terms of service were negotiated at arm’s length.
(4)	On May 29, 2024, the Company entered into assets purchase agreement with a company controlled by Ms. Siu, Neo-Concept (Holdings) Company Limited, to purchase the trademark at a consideration of HK$15,023,180 (US$1,931,000). The trademarks are brand names which filed in Hong Kong, the Mainland China, the European Union, the US, Qatar and the United Arab Emirates.
(5)	Agency income refers to other income received from NCH, which was a discretionary payment made to Neo-Concept UK for promoting NCH’s products in the UK upon a pre-determined yearly sale target being achieved.

Bank Facilities and Other Borrowing

Bank borrowings as of December 31, 2024 and 2025 are as follows:

		Maturity		Interest rate as of December 31,	Interest rate as of December 31,	As of December 31,
Lender	Type	date	Currency	2024	2025	2024	2025	2025
						HKD	HKD	US$
The Hongkong and Shanghai Banking Corporation Limited (i)	Trading finance	Within 1 year	HKD	6.05%	—	8,579,162	—	—
OCBC (i)	Trading finance	Within 1 year	HKD	7.40%	—	2,400,446	—	—
China Construction Asia Bank (i)	Trading finance	Within 1 year	HKD	6.29%	5.94%	10,645,199	4,753,714	610,758
Citibank, N.A., Hong Kong Branch (ii)	Trading finance	Within 1 year	HKD	7.44%	—	5,480,915	—	—
Citibank, N.A., Hong Kong Branch	Bank overdraft	On demand	HKD	—	14.75%	—	2,957	380
Total						27,105,722	4,756,671	611,138
Less: current maturities						(27,105,722)	(4,756,671)	(611,138)
Non-current maturities						—	—	—

(i)	In connection with our operations in Hong Kong, Neo-Concept HK, together with a related company, Neo-Concept (Holdings) Company Limited (“NCH”), a company incorporated in Hong Kong and controlled by Ms. Siu, entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong for combined banking facilities which were shared by Neo-Concept HK and NCH combinedly. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited personal guarantee by Ms. Siu;

(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;

(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;

(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

(e)	Legal charge over certain investment funds held by NCH at the relevant banks;

(f)	Assignment of benefit from life insurances premium assets held by NCH at the relevant banks;

(g)	Assignment of benefit from life insurances premium assets held by Pure Diamond Limited, a related company in which Ms. Siu has interests, at a relevant bank;

(h)	Indemnity granted by NCH to relevant banks;

(i)	Guaranteed by Neo-Concept Fashion (Zhongshan) Co., Ltd, a subsidiary company of NCH, amounting to HKD131 million; and

(j)	Cross-corporate guaranteed by Neo-Concept HK and NCH;

(ii)	The banking facilities were secured, details of which are set out as follows:

(a)	Personal guarantee by Ms. Siu and an immediate family member of Ms. Siu;

(b)	Cross-corporate guaranteed by Neo-Concept HK, Neo-Concept (BVI) Limited, a company controlled by Ms. Siu, and NCH; and

(c)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

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

During the years ended December 31, 2025 and 2024, NCI did not declare or pay any other dividends and there were no transfer of assets among NCI and its subsidiaries. During the years ended December 31, 2025 and 2024 NCI and its subsidiaries did not declare or pay any dividends or distributions to U.S. investors.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Report, the authorised share capital of the Company is US$50,000 consisting of 160,000,000 shares of a par value US$0.0003125 each comprised of 156,000,000 class A ordinary shares of par value of US$0.0003125 each and 4,000,000 class B ordinary shares of par value of US$0.0003125 each, provided always that subject to the Companies Act (as revised) and the Articles, the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be , preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

B. Memorandum and Articles of Association.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our Class A Ordinary Shares.

Ordinary Shares

General

The authorised share capital of the Company on the date of the adoption of these Articles is US$50,000 divided into 160,000,000 shares of a par value US$0.0003125 each. comprised of 156,000,000 Class A Ordinary Shares of par value of US$0.0003125 each and 4,000,000 Class B Ordinary Shares of par value of US$0.0003125 each. The holders of the Class A Ordinary Shares and/or Class B Ordinary Shares shall, subject to the Articles:

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

Our Internet website is www.neo-ig.coma. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Neo-Concept HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately US$102,784) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of HKD48,853 (approximately US$6,277) was maintained at financial institutions in Hong Kong and approximately HKD48,853 (approximately US$6,277) was insured by the Hong Kong Deposit Protection Board.

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

Customer concentration risk

Information as to the revenue derived from those customers that accounted for more than 10% of total revenue for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Percentage of total revenue
Customer A	71.3%	41.0%	*
Customer B	*	13.4%	*
Customer C	*	*	13.1%
Customer E	*	*	10.3%

*	Customer B accounted for less than 10% of total revenue for the years ended December 31, 2023 and 2025. Customer C and E accounted for less than 10% of total revenue for the years ended December 31, 2023 and 2024. Customer A accounted for less than 10% of total revenue for the year ended December 31, 2025.

Information as to the revenue derived from those customers that accounted for more than 10% of total accounts receivable for the years ended December 31, 2024 and 2025 are as follows:

	2024	2025
Percentage of total accounts receivables
Customer A	24.7%	21.2%
Customer B	30.1%	64.2%
Customer C	15.8%	—
Customer D	12.4%	—

Vendor concentration risk

Information as to the revenue derived from those vendors that accounted for more than 10% of total purchases for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Percentage of total purchase
Vendor A	69.3%	60.9%	85.7%
Vendor B	24.6%	37.6%	14.3%

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

Use of Proceeds

On February 9, 2026, Neo-Concept International Group Holdings Ltd (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 14,850,000 Class A Ordinary Shares of par value $0.0003125 per share (the “Class A Ordinary Shares”) at the price of $0.5454 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on February 11, 2026.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-288993, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2025. The Form F-1 was declared effective on February 9, 2026. The final prospectus was filed on February 11, 2026.

The Company engaged D. Boral Capital LLC (“D. Boral”) as the lead placement agent and uSmart Securities Limited as the joint placement agent (“uSmart,” together with D. Boral, the “Placement Agents”) in the Offering pursuant to a Placement Agency Agreement dated February 9, 2026 (the “Placement Agency Agreement”), by and between the Company and the Placement Agents. The Company agreed to pay D. Boral a cash fee equal to five percent (5.0%) of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agents for its reasonable and documented out-of-pocket costs and expenses of up to $100,000. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

As disclosed in the registration statement on Form F-1, we plan to use the net proceeds of the offering as follows:

●	Approximately 70% for expansion of business;

●	Approximately 30% for working capital and other general corporate purposes;

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2024 and 2025.

	2024	2025	2025
	HK$	HK$	US$
Audit Fees	1,089,662	1,479,662	190,108
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	1,089,662	1,479,662	190,108

Audit Fees

Audit fees represent the aggregate fees billed for the audit or review of our financial statements.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Second amended and restated memorandum of association and articles of association of the Company

2.1**	Specimen certificate evidencing Class A Ordinary Shares

2.3**	Description of Securities

4.1**	Form of Executive Officer Agreement, by and between the registrant and Eva Yuk Yin Siu

4.2**	Form of Executive Officer Agreement, by and between the registrant and Patrick Kok Fai Lau

4.3**	Form of Director Agreement, by and between the registrant and Eva Yuk Yin Siu

4.4**	Form of Director Agreement, by and between the registrant and Man Chi Wai

4.5**	Form of Independent Director Agreement by and between the registrant and its independent Directors

4.6**	Form of Indemnification Agreement

4.7**	Office Lease Contract, by and between Neo-Concept (Holdings) Company Limited and Neo-Concept International Company Limited, dated as of January 1, 2022

4.8**	Trademark licensing agreement, by and between Neo-Concept (Holdings) Company Limited and the registrant, dated as of January 1, 2022

4.9**	Exclusive Territory and Non-Competition Agreement, by and between Neo-Concept (BVI) Limited, Splendid Vibe Limited, Ample Excellence Limited and the registrant, dated as of July 14, 2022

4.10**	Bank facility letter dated February 15, 2022 between Neo-Concept (Holdings) Company Limited, Neo-Concept HK and DBS Bank (Hong Kong) Limited

4.11**	Bank facility letter dated September 24, 2021 between Neo-Concept (Holdings) Company Limited, Neo-Concept HK and The Hongkong and Shanghai Banking Corporation Limited

4.12**	Placement Agency Agreement dated February 9, 2026

4.13**	Form of Securities Purchase Agreements

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

Date: April 30, 2026	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Neo-Concept International Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Neo-Concept International Group Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of income and comprehensive income (loss), changes of shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as our auditor since 2023.

San Mateo, California

April 30, 2026

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2025

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,166,020	2,332,891	299,730
Accounts receivable, net of allowance of HKD2,668,186 and HKD465,974 as of December 31, 2024 and 2025, respectively	34,169,661	7,285,278	936,014
Prepayment and other current assets	24,387,730	29,390,571	3,776,107
Other receivables, net – related party	—	1,443,971	185,522
Tax recoverable	994,950	—	—
Inventories, net	3,616,821	12,114,712	1,556,501
Total current assets	72,335,182	52,567,423	6,753,874

NON-CURRENT ASSETS
Property and equipment, net	4,746,078	7,437,231	955,537
Right-of-use assets, net	42,491,805	41,682,405	5,355,364
Intangible assets, net	13,541,442	11,044,438	1,418,992
Investment in a joint venture	—	318,134	40,874
Other non-current assets, net	2,326,379	2,509,532	322,425
Deferred tax assets	206,806	72,592	9,327
Total non-current assets	63,312,510	63,064,332	8,102,519
Total assets	135,647,692	115,631,755	14,856,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	27,105,722	4,756,671	611,138
Accruals and other payables	7,292,824	9,380,281	1,205,180
Due to related parties	638,243	480,183	61,695
Operating lease liabilities	3,890,482	4,810,410	618,042
Tax payable	372,485	718,388	92,299
Total current liabilities	39,299,756	20,145,933	2,588,354

NON-CURRENT LIABILITIES
Operating lease liabilities	38,601,323	36,871,995	4,737,322
Deferred tax liabilities	920,142	2,014,423	258,813
Total non-current liabilities	39,521,465	38,886,418	4,996,135
Total liabilities	78,821,221	59,032,351	7,584,489

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares US$0.0003125 par value, 156,000,000 Class A shares authorized, and 3,464,018 shares issued and outstanding as of December 31, 2024 and 2025*	8,443	8,443	1,085
Class B Ordinary shares, US$0.0003125 par value, 4,000,000 shares authorized, and 600,000 shares issued and outstanding as of December 31, 2024 and 2025*	1,463	1,463	188
Additional paid-in capital	106,085,870	106,085,870	13,629,935
Accumulated other comprehensive income	998,965	440,219	56,559
Accumulated losses	(50,268,270)	(49,936,591)	(6,415,863)
Total shareholders’ equity	56,826,471	56,599,404	7,271,904
Total liabilities and shareholders’ equity	135,647,692	115,631,755	14,856,393

*	Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
REVENUES, NET	174,202,627	235,667,734	137,247,341	17,633,567

COST OF REVENUES
- Related parties	(34,213,521)	(7,915,189)	(73,417,725)	(9,432,724)
- External	(104,940,795)	(178,307,992)	(13,143,967)	(1,688,740)
	(139,154,316)	(186,223,181)	(86,561,692)	(11,121,464)
Gross profit	35,048,311	49,444,553	50,685,649	6,512,103

EXPENSES
Selling and marketing	(3,132,277)	(4,392,521)	(6,568,144)	(843,877)
General and administrative:
Depreciation	(33,091)	(685,245)	(1,735,470)	(222,974)
Amortization	(112,049)	(1,481,738)	(2,497,004)	(320,816)
Staff cost	(13,260,898)	(18,486,483)	(21,755,401)	(2,795,138)
Operating lease expenses	(2,507,182)	(3,146,322)	(6,720,152)	(863,407)
Operating lease expenses – related party	(720,000)	(720,000)	(720,000)	(92,506)
Professional fee	(2,204,622)	(2,840,139)	(3,615,272)	(464,491)
(Provision for) reversal of expected credit losses	(1,383,316)	(1,253,368)	2,143,178	275,356
Government rates	(453,748)	(1,272,186)	(2,138,370)	(274,738)
Office general expenses	(453,551)	(752,507)	(1,263,880)	(162,384)
Others	(1,741,052)	(2,842,620)	(4,010,155)	(515,224)
Total expenses	(26,001,786)	(37,873,129)	(48,880,670)	(6,280,199)
INCOME FROM OPERATION	9,046,525	11,571,424	1,804,979	231,904

OTHER INCOME (EXPENSES)
Interest income	92,951	31,954	—	—
Interest expense	(5,759,182)	(3,759,032)	(1,349,488)	(173,382)
Agency income – related party	2,662,034	1,170,664	1,475,466	189,568
Other income	326	134,230	42,447	5,454
Other expense	(302,784)	—	(195,094)	(25,066)
Total other expenses, net	(3,306,655)	(2,422,184)	(26,669)	(3,426)
Income before tax expenses	5,739,870	9,149,240	1,778,310	228,478
Income tax expenses	(1,325,137)	(1,085,909)	(1,446,631)	(185,863)
NET INCOME	4,414,733	8,063,331	331,679	42,615
Foreign currency translation adjustment	(1,125,947)	154,174	(558,746)	(71,789)
TOTAL COMPREHENSIVE INCOME (LOSS)	3,288,786	8,217,505	(227,067)	(29,174)
Weighted average number of ordinary shares*:
Basic and diluted	3,600,018	3,920,743	4,064,018	4,064,018
Earnings per share – basic and diluted	1.23	2.06	0.08	0.01

*	Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Class A Ordinary shares no. of shares*	Par value*	Class B Ordinary shares no. of shares*	Par value*	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Total shareholders’ (deficit) equity
		HKD		HKD	HKD	HKD	HKD	HKD
BALANCE, January 1, 2023	3,000,018	7,312	600,000	1,463	91,225	1,970,738	(62,746,334)	(60,675,596)
Net income	—	—	—	—	—	—	4,414,733	4,414,733
Forgiveness of related party balance	—	—	—	—	55,000,000	—	—	55,000,000
Foreign currency translation	—	—	—	—	—	(1,125,947)	—	(1,125,947)
BALANCE, January 1, 2024	3,000,018	7,312	600,000	1,463	55,091,225	844,791	(58,331,601)	(2,386,810)
Net income	—	—	—	—	—	—	8,063,331	8,063,331
Proceeds from initial public offering	464,000	1,131	—	—	50,994,645	—	—	50,995,776
Foreign currency translation	—	—	—	—	—	154,174	—	154,174
BALANCE, January 1, 2025	3,464,018	8,443	600,000	1,463	106,085,870	998,965	(50,268,270)	56,826,471
Net income	—	—	—	—	—	—	331,679	331,679
Foreign currency translation	—	—	—	—	—	(558,746)	—	(558,746)
BALANCE, December 31, 2025	3,464,018	8,443	600,000	1,463	106,085,870	440,219	(49,936,591)	56,599,404
BALANCE, December 31, 2025 (US$)	3,464,018	1,085	600,000	188	13,629,935	56,559	(6,415,863)	7,271,904

*	Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net income	4,414,733	8,063,331	331,679	42,615
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation of property and equipment	33,091	685,245	1,735,470	222,974
Amortization of intangible assets	112,049	1,481,738	2,497,004	320,816
Inventory provision	68,536	23,585	27,655	3,553
Provision for (reversal of) expected credit loss	1,383,316	1,253,368	(2,143,178)	(275,356)
Deferred tax expense	7,876	713,336	1,136,205	145,980
Changes in operating assets and liabilities
Accounts receivable	(23,387,722)	(3,079,437)	29,132,720	3,742,978
Prepayment, other receivables and other current assets	(14,332,426)	(12,940,934)	(6,506,352)	(835,937)
Tax recoverable	—	(994,950)	994,950	127,831
Inventories	(4,088,840)	1,679,793	(8,081,271)	(1,038,283)
Accounts payable	(10,429,941)	—	—	—
Accruals and other payables	1,173,924	4,087,119	1,939,466	249,183
Tax payable	(3,969,112)	(543,951)	310,431	39,884
Cash (used in) generated from operating activities	(49,014,516)	428,243	21,374,779	2,746,238
Cash flows from investing activities
Purchase of property and equipment	(1,275,847)	(4,143,968)	(4,007,964)	(514,944)
Purchase of intangible assets	—	(15,023,180)	—	—
Cash used in investing activities	(1,275,847)	(19,167,148)	(4,007,964)	(514,944)
Cash flows from financing activities
Proceeds from bank borrowings	115,018,274	222,497,624	67,242,051	8,639,272
Repayment for bank borrowings	(168,602,359)	(226,145,302)	(89,591,102)	(11,510,683)
Proceeds from initial public offerings	—	65,641,784	—	—
Repayment to related parties	—	(40,102,988)	(47,300,196)	(6,077,139)
Repayment from related parties	16,272,733	—	—	—
Advance from related parties	84,857,958	—	46,824,002	6,015,957
Cash generated from (used in) financing activities	47,546,606	21,891,118	(22,825,245)	(2,932,593)
Net increase (decrease) in cash and cash equivalents	(2,743,757)	3,152,213	(5,458,430)	(701,299)
Effect of foreign currency translation on cash and cash equivalents	—	164,501	(1,374,699)	(176,623)
Cash and cash equivalents at the beginning of the year	8,593,063	5,849,306	9,166,020	1,177,652
Cash and cash equivalents at the end of the year	5,849,306	9,166,020	2,332,891	299,730

Supplementary cash flow information
Interest received	92,951	31,954	—	—
Interest paid	(6,134,748)	(3,314,316)	(1,349,488)	(173,383)
Tax (paid) refund	(3,314,625)	(1,887,737)	80,932	10,398

Non-cash investing and financing activities: Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	23,153,141	21,089,828	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities

Business

Neo-Concept International Group Holdings Limited (the “Company” or “NCI”), through its wholly-owned subsidiaries is engaged in one-stop apparel solution services, offering a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving the European, and North American markets. In addition, the Company sells apparel products in the United Kingdom (“UK”) under the licensed brand “les 100 ciels” through its retail stores since 2000. NCI and its subsidiaries are thereafter referred as the “Group” hereafter.

Organization and reorganization

NCI, incorporated in July 2021 under the laws of the Cayman Islands, is the holding company of the Group.

Neo-Concept Apparel Group Limited (“NCA”), a British Virgin Islands (“BVI”) business company limited by shares incorporated in August 2008, is the immediate holding company of Neo-Concept International Company Limited (“Neo-Concept HK”). The equity interest of NCA was ultimately held as to 94% by Ms. Eva Yuk Yin Siu (the “Controlling Shareholder”, or “Ms. Siu”) and 6% by Ms. Man Chi Wai (“Ms. Wai”) through certain intermediate holding companies prior to the Group Reorganization (see below).

Neo-Concept HK, a company incorporated in Hong Kong with limited liability in October 1992, is the immediate holding company of Neo-Concept (UK) Limited, and is the operating subsidiary in Hong Kong.

Neo-Concept (UK) Limited (“Neo-Concept UK”), a company incorporated in the UK with limited liability in August 2000, is a direct wholly owned subsidiary of Neo-Concept HK, and is the operating subsidiary in the UK.

Neo-Concept Exquisite Couture Limited (“NCEC”), a company incorporated in BVI with limited liability in May, 2024, was a direct wholly owned subsidiary of NCA.

Neo-Concept Elite Fashion Co., LLC, a company incorporated in Dubai with limited liability in May, 2024, was a direct wholly owned subsidiary of NCEC.

Pursuant to a group reorganization (the “Group Reorganization”) to rationalize the structure of the Company and its subsidiary companies in preparation for the listing of the shares, the Company became the holding company of the Group on October 29, 2021, which involved the transfer of 100 shares of NCA (representing 100% of the issued shares of NCA) by Ms. Siu and Ms. Wai to the Company in exchange for 100 shares of Neo-Concept (BVI) Limited (“NC (BVI)”) (representing 100% of the issued shares of NC (BVI)), a then 100% held subsidiary of the Company, to be transferred to Splendid Vibe Limited, a company incorporated in BVI and was held as to 94% by Ms. Siu and 6% by Ms. Wai ultimately. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders, i.e., ultimately held as to 94% by Ms. Siu and 6% by Ms. Wai, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

As of December 31, 2025, details of the subsidiary companies are as follows:

Name	Background	Ownership
Neo-Concept Apparel Group Limited (“NCA”)	● A BVI company ● Incorporated in August 2008 ● Issued share capital of US$100 ● Intermediate holding company	100% owned by NCI

Neo-Concept International Company Limited (“Neo-Concept HK”)	● A Hong Kong company ● Incorporated in October 1992 ● Issued share capital of HKD100,000 ● Provision of one-stop apparel solution services	100% owned by NCA

Neo-Concept (UK) Limited	● A UK company ● Incorporated in August 2000 ● Issued share capital of GBP100 ● Provision of online and offline retail sales of apparel products	100% owned by Neo-Concept HK

Neo-Concept Exquisite Couture Limited (“NCEC”)	● A BVI company ● Incorporated in May 2024 ● Issued share capital of US$100 ● Investment holdings	100% owned by NCA

Neo-Concept Elite Fashion Co., LLC	● A Duibai company ● Incorporated in May 2024 ● Issued share capital of United Arab Emirates Dirham (“AED”)100,000 ● Investment holdings	100% owned by NCEC

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

Functional currency and foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as the reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is the United States dollar (“US$”) and the functional currency of its Hong Kong subsidiary is the Hong Kong dollar (“HKD”), and its UK subsidiary is the Pound Sterling (“GBP”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expense), net in the consolidated statements of comprehensive income (loss).

The consolidated financial statements of the Group are translated from the functional currency into HKD. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HKD using the appropriate historical rates. Revenues and expenses, gains and losses are translated into HKD using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (expense) in the consolidated statements of comprehensive income (loss).

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended December 31, 2025, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD 7.7833, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable and allowance for expected credit losses

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit losses is estimated based upon the assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. An allowance is also made when there is objective evidence for us to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. The receivables are written off after all collection efforts have ceased.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Other non-current assets

Other non-current assets are rental deposits.

Prepayment, other receivables and other current assets, net

Prepayment, other receivables and other current assets, net primarily include prepayments to suppliers, other receivables from agency income and others.

Inventories, net

Inventories, net, representing finished goods for sale, are stated at the lower of cost or net realizable value, using the weighted average method. The Company evaluates the need for impairment associated with obsolete, slow-moving, and non-saleable inventory by reviewing net realizable value on a periodic basis but at least annually. Only defective products are eligible for returning to the materials suppliers. For the years ended December 31, 2023, 2024 and 2025, HKD68,536, HKD23,585 and HKD27,655 (US$3,553) of impairment for inventories was recognized, respectively.

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

The Company depreciates property and equipment using the straight-line method as follows:

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

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Investment in equity investees

Equity investment represents the Company’s investment in privately held company. If it is determined that the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize share of results of the equity investee as they occur, with losses limited to the extent of interest in the equity investee. The Company has elected the fair value option allowed by ASC 825-10-15-4, for its equity method investments because management believes this approach will better reflect the economics of its equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period, if any, recorded in the consolidated statements of income and comprehensive income (loss).

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

Accruals and other payables

Accruals and other payables primarily include payroll payable, interest payable, VAT and other accruals and payables.

Leases

The Company adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2020, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of HKD541,625 and operating lease liabilities of and HKD541,625 as of January 1, 2020. There is no impact to accumulated deficit at adoption.

ROU assets represent the rights to use underlying assets for the lease terms and lease liabilities represent the obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets.

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

Related parties

The Company adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the year ended December 31, 2023, 2024 and 2025, and balances as at December 31, 2024 and 2025 are set out in note 13.

Revenue recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, and all subsequent ASUs that modified ASC 606 on April 1, 2017, using the full retrospective method which requires us to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The Company derives revenue principally from sales of private-labelled apparel products and sales of own-branded apparel products in the retail stores. Revenue from contracts with customers is recognized using the following five steps:

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

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The revenues from sales of private-labelled apparel products and sales of own-branded apparel products in the retail stores and digital channels are recognized at a point in time.

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

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price is fixed and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. Revenue is recognized at a point in time. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue from the following main sources:

Sale of private-labelled apparel products-customized original design manufacturer

The Company currently generates revenue from the sale of private-labelled apparel products. The Company is an original design manufacturer. The Company offers customized design and manufacturing services to customers. The Company typically receives purchase orders from customers who operate retail stores, which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. There is only one performance obligation as a series of services of this revenue stream are interrelated and are not separable or distinct as the customers cannot benefit from the standalone task (i.e. customers do not obtain any benefits other than the finished products). The key performance obligation is the delivery of the finished product to the customer at their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

The transaction price does not include variable consideration provision for right of return as the Company does not have sales return policy and no sales return is offered. No right of return is included in the revenue of the Company.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Retail sale of own-branded apparel products - “les 100 ciels”

The Company currently generate revenue from the sale of own-branded apparel products through the physical and digital channels. Retail revenue at a point of sale is measured at the fair value of the consideration received at the time the sale is made to the customer, net of discounts. Customers settle the consideration by cash or credit cards. For online sales, the Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, the Company recognizes revenue for the single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment.

The transaction price includes variable consideration provision for right of return as the Company has sales return policy. The Company records an allowance for estimated merchandise returns based on the historical return patterns and various other assumptions that management believes to be reasonable. For the years ended December 31, 2023, 2024 and 2025, the provision for material claims against in relation to defective products, or any material product returns from the customers were nil, nil and HKD24,042 (US$3,089), respectively.

Following the adoption of ASC 606, the Company considered the guidance set forth in ASC 340-40, and determined that an asset would be recognized from costs incurred to fulfill a contract under ASC 340-40-25-5 only if those costs meet all of the following criteria:

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

The Company elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfillment activity and present as transportation costs in selling and marketing expenses.

Costs associated with the production of advertising, such as writing, printing, and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as magazine costs, are expensed when the advertising event takes place.

Cost of revenues

Cost of revenues of private-labelled apparel products and cost of revenues of own-branded apparel products in the retail stores, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of private-labelled and own-branded apparel products from suppliers, and inbound shipping and handling cost.

Selling and marketing expenses

Selling and marketing expenses consist primarily of transportation and distribution expenses and marketing and displaying expenses.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for the operations and supporting personnel, office rental and office expenses, insurance, amortization of intangible assets, write-down of inventories, allowance for expected credit losses, depreciation, professional services fees, and other expenses related to general operations.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling costs associated with bringing the products from suppliers to the Company’s retail stores are included in cost of revenues. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling and marketing expenses.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, “Income Taxes”. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, “Income Tax”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the consolidated financial statements. It also provides accounting guidance on derecognizing, classification, and disclosure of these uncertain tax positions.

The policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expenses.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Value added tax (“VAT”)

The subsidiary in UK is subject to VAT and related surcharges on revenue generated from sale of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The primary applicable rate of the United Kingdom VAT is 20% for the years ended December 31, 2023, 2024 and 2025.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may considers many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as a single operating segment and uses net income (loss) as measures of profit or loss when making decisions regarding resource allocation and performance assessment.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

New and amended standards adopted by the Company

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company has adopted ASU 2023-09 for the year beginning on January 1, 2025, which was applied retrospectively to all prior periods presented.

New accounting standards that have not yet been adopted

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

In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that the adoption of ASU 2025-01 will have on its consolidated financial statement presentation or disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of income and comprehensive income (loss) and cash flows.

3. Segment information

The Company has one reportable segment: sale of apparel products. Segment was identified based on the Company’s internal reporting and how the CODM assesses the performance of the business. The CODM review net income to assess the performance of the business. The sale of apparel products segment generated revenue by providing one-stop apparel solution service and sales of own-branded apparel products through retail stores. All assets of the Company are located in Hong Kong and the UK and revenues are generated based on the geographical locations.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information (cont.)

Key financial performance measures of the segments are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
REVENUES, NET	174,202,627	235,667,734	137,247,341	17,633,567

COST OF REVENUES
- Related parties	(34,213,521)	(7,915,189)	(73,417,725)	(9,432,724)
- External	(104,940,795)	(178,307,992)	(13,143,967)	(1,688,740)
	(139,154,316)	(186,223,181)	(86,561,692)	(11,121,464)
Gross profit	35,048,311	49,444,553	50,685,649	6,512,103

EXPENSES
Selling and marketing	(3,132,277)	(4,392,521)	(6,568,144)	(843,877)
General and administrative:
Depreciation	(33,091)	(685,245)	(1,735,470)	(222,974)
Amortization	(112,049)	(1,481,738)	(2,497,004)	(320,816)
Staff cost	(13,260,898)	(18,486,483)	(21,755,401)	(2,795,138)
Operating leases expenses	(2,507,182)	(3,146,322)	(6,720,152)	(863,407)
Operating lease expenses – related party	(720,000)	(720,000)	(720,000)	(92,506)
Professional fee	(2,204,622)	(2,840,139)	(3,615,272)	(464,491)
(Provision for) reversal of expected credit losses	(1,383,316)	(1,253,368)	2,143,178	275,356
Government rates	(453,748)	(1,272,186)	(2,138,370)	(274,738)
Office general expenses	(453,551)	(752,507)	(1,263,880)	(162,384)
Others	(1,741,052)	(2,842,620)	(4,010,155)	(515,224)
Total expenses	(26,001,786)	(37,873,129)	(48,880,670)	(6,280,199)
INCOME FROM OPERATION	9,046,525	11,571,424	1,804,979	231,904

OTHER INCOME (EXPENSES)
Interest income	92,951	31,954	—	—
Interest expense	(5,759,182)	(3,759,032)	(1,349,488)	(173,382)
Agency income – related party	2,662,034	1,170,664	1,475,466	189,568
Other income	326	134,230	42,447	5,454
Other expense	(302,784)	—	(195,094)	(25,066)
Total other expenses, net	(3,306,655)	(2,422,184)	(26,669)	(3,426)
Income before tax expenses	5,739,870	9,149,240	1,778,310	228,478
Income tax expenses	(1,325,137)	(1,085,909)	(1,446,631)	(185,863)
NET INCOME	4,414,733	8,063,331	331,679	42,615

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Total assets	135,647,692	115,631,755	14,856,393
Total liabilities	(78,821,221)	(59,032,351)	(7,584,489)

Net assets	56,826,471	56,599,404	7,271,904

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVENTORIES, NET

Inventories, net are comprised of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Own-branded apparel products	3,708,942	12,242,282	1,572,891
Less: inventory provision	(92,121)	(127,570)	(16,390)
Total	3,616,821	12,114,712	1,556,501

Inventory write-down expense was HKD68,536, HKD23,585 and HKD27,655 (US$3,553) for the years ended December 31, 2023, 2024, and 2025, respectively.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Accounts receivable	36,837,847	7,751,252	995,882
Allowance for expected credit losses	(2,668,186)	(465,974)	(59,868)
Total	34,169,661	7,285,278	936,014

Allowance for expected credit losses, net consists of the following:

	2024	2025	2025
	HKD	HKD	US$
Beginning balance, January 1	1,414,818	2,668,186	342,809
Addition (reversal)	1,253,368	(2,202,718)	(283,006)
Exchange realignment	—	506	65
Ending balance, December 31	2,668,186	465,974	59,868

6. PREPAYMENT, OTHER RECEIVABLES AND OTHER CURRENT ASSETS, NET

Prepayment, other receivables and other current assets, net consist of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Prepayments to suppliers	24,384,141	29,385,651	3,775,475
Other receivables – related party	—	1,504,691	193,323
Others	3,589	4,920	632
Total	24,387,730	30,895,262	3,969,430
Allowance for expected credit losses	—	(60,720)	(7,801)
Total, net	24,387,730	30,834,542	3,961,629

Allowance for expected credit losses, net consists of the following:

	2024	2025	2025
	HKD	HKD	US$
Beginning balance, January 1	—	—	—
Addition	—	59,540	7,650
Exchange realignment	—	1,180	151
Ending balance, December 31	—	60,720	7,801

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Furniture, fixtures, and office equipment	858,303	3,726,179	478,740
Leasehold improvement	5,999,129	7,758,478	996,811
Total	6,857,432	11,484,657	1,475,551
Less: accumulated depreciation	(2,111,354)	(4,047,426)	(520,014)
Property and equipment, net	4,746,078	7,437,231	955,537

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were HKD33,091, HKD685,245 and HKD1,735,470 (US$222,974), respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Software	1,277,753	1,277,753	164,166
Trademarks (note (a))	15,023,180	15,023,180	1,930,181
Total	16,300,933	16,300,933	2,094,347
Less: accumulated amortization	(2,759,491)	(5,256,495)	(675,355)
Intangible assets, net	13,541,442	11,044,438	1,418,992

Note (a):

On May 29, 2024, the Company entered into assets purchase agreement with a company controlled by Ms. Siu, Neo-Concept (Holdings) Company Limited, to purchase the trademark at a consideration of HKD15,023,180 (US$1,930,181). The trademarks are brand names which filed in Hong Kong, the Mainland China, the European Union, the US, Qatar and the United Arab Emirates.

Amortization recognized for the years ended December 31, 2023, 2024, and 2025 were HKD112,049, HKD1,481,738 and HKD2,497,004 (US$320,816), respectively.

9. INVESTMENT IN A JOINT VENTURE

	As of December 31, 2024		As of December 31, 2025
	HKD	Equity interest	HKD	US$	Equity interest
Lineowa Fashion and Life Style L.L.C	—	—	318,134	40,874	50.0%

The Company has elected to measure the investment in joint venture using the fair value option at each reporting date. Under the fair value option, all related gains and losses on investment in joint venture due to change in the fair value will be reflected in other income (expenses) in the consolidated statements of income.

The Company used the income approach based on discounted cash flow (“DCF”). Cash flow assumptions used in income approach consider historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors. The company classifies the income approach that use these inputs as Level 3 of fair value measurement.

The following table presents the assumptions used for the investment in a joint venture for the year ended December 31, 2025:

Weighted average cost of capital	14.17%

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUB SIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INVESTMENT IN A JOINT VENTURE (cont.)

Lineowa Fashion and Life Style L.L.C (“Lineowa”) is engaged in trade and business operation encompassing retail, wholesale, distribution and e-commerce platform for apparel products that was established in United Arab Emirates on October 14, 2024. The Company recognized the investment in Lineowa in January 2025, as the commercial registration certificate for amendment of share capital of Lineowa was issued on January 23, 2025. The Company has jointly control over Lineowa, as it jointly owns 50% of the shareholding of Lineowa. Lineowa did not distribute dividends to the Company during the year ended December 31, 2025. As of December 31, 2025, the investment in Lineowa consists of the cost of HKD318,134 (US$40,874) and no fair value changes for the year ended December 31, 2025.

The following table illustrates the summarized financial information of the Company’s joint venture as of December 31, 2025 (and not the Company’s share of those amounts), adjusted for difference in accounting policies between the Company and the joint venture, if any.

	As of December 31, 2025
	HKD	USD
Current assets	3,901,815	501,306
Non-current assets	4,522,800	581,090
Current liabilities	(3,842,472)	(493,682)
Non-current liabilities	(2,708,593)	(348,001)
Net assets of the joint venture	1,873,550	240,713

Revenue	6,881,692	884,161
Profit for the year	1,237,730	159,024

10. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Accruals	1,087,478	1,148,365	147,542
Payroll payable	2,366,113	3,832,185	492,360
VAT	2,435,091	3,195,520	410,561
Deposit received	814,863	774,081	99,454
Others	589,279	430,130	55,263
Total	7,292,824	9,380,281	1,205,180

11. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2024, and 2025 consisted of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Bank overdraft	—	2,957	380
Bank borrowings:
Collateralized and guaranteed	27,105,722	4,753,714	610,758
	27,105,722	4,756,671	611,138
Less: current maturities	(27,105,722)	(4,756,671)	(611,138)
Non-current maturities	—	—	—

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. BANK BORROWINGS (cont.)

Bank borrowings as of December 31, 2024 and 2025 are as follows:

		Maturity		Interest rate as of December 31,	Interest rate as of December 31,	As of December 31,
Lender	Type	date	Currency	2024	2025	2024	2025	2025
						HKD	HKD	US$
The Hongkong and Shanghai Banking Corporation Limited (i)	Trading finance	Within 1 year	HKD	6.05%	—	8,579,162	—	—
Oversea-Chinese Banking Corporation Limited (“OCBC”) (i)	Trading finance	Within 1 year	HKD	7.40%	—	2,400,446	—	—
China Construction Bank (Asia) Corporation Limited (i)	Trading finance	Within 1 year	HKD	6.29%	5.94%	10,645,199	4,753,714	610,758
Citibank, N.A., Hong Kong Branch (ii)	Trading finance	Within 1 year	HKD	7.44%	—	5,480,915	—	—
Citibank, N.A., Hong Kong Branch	Bank overdraft	On demand	HKD	—	14.75%	—	2,957	380
Total						27,105,722	4,756,671	611,138
Less: current maturities						(27,105,722)	(4,756,671)	(611,138)
Non-current maturities						—	—	—

(i)	In connection with the operations in Hong Kong, Neo-Concept HK, together with a related company, Neo-Concept (Holdings) Company Limited (“NCH”), a company incorporated in Hong Kong and controlled by Ms. Siu, entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong for combined banking facilities which were shared by Neo-Concept HK and NCH combinedly. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited personal guarantee by Ms. Siu;

(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;

(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;

(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. BANK BORROWINGS (cont.)

(e)	Legal charge over certain investment funds held by NCH at the relevant banks;

(f)	Assignment of benefit from life insurances premium assets held by NCH at the relevant banks;

(g)	Assignment of benefit from life insurances premium assets held by Pure Diamond Limited, a related company in which Ms. Siu has interests, at a relevant bank;

(h)	Indemnity granted by NCH to relevant banks;

(i)	Guaranteed by Neo-Concept Fashion (Zhongshan) Co., Ltd, a subsidiary company of NCH, amounting to HKD131 million; and

(j)	Cross-corporate guaranteed by Neo-Concept HK and NCH;

(ii)	The banking facilities were secured, details of which are set out as follows:

(a)	Personal guarantee by Ms. Siu and an immediate family member of Ms. Siu;

(b)	Cross-corporate guaranteed by Neo-Concept HK, Neo-Concept (BVI) Limited, a company controlled by Ms. Siu, and NCH; and

(c)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

12. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The operating leases primarily consist of leases of office premises and showrooms. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2020, using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right-of-use assets and associated lease liabilities of approximately HKD541,625 and HKD541,625, respectively, as of January 1, 2020.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	42,491,805	41,682,405	5,355,364
Current operating lease obligation	3,890,482	4,810,410	618,042
Non-current operating lease obligation	38,601,323	36,871,995	4,737,322
Total operating lease obligation	42,491,805	41,682,405	5,355,364

Operating lease expense for the year ended December 31, 2023, 2024 and 2025 was HKD3,227,182, HKD3,866,322 and HKD7,440,152 (US$955,913), respectively.

The undiscounted future minimum lease payment schedule as follows:

For the years ending December 31,	HKD	US$
2026	7,884,001	1,012,938
2027	8,091,703	1,039,624
2028	8,362,470	1,074,412
2029	7,076,873	909,238
2030 or after	23,271,028	2,989,867
Total lease payments	54,686,075	7,026,079
Less: imputed interest	(13,003,670)	(1,670,715)
Total operating lease liabilities	41,682,405	5,355,364

Other supplemental information about the Company’s operating lease as of:

	As of December 31, 2024	As of December 31, 2025
Weighted average discount rate*	7.71%	7.93%
Weighted average remaining lease term (years)	6.1	6.7

*	The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments as the implicit rate cannot be readily determined.

The right-of-use assets and relevant lease liabilities originated from the rented premises for office premises in Hong Kong and retail shops in the UK.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Related party balances and transactions

Related party balances consist of the following:

		As of December 31,
	Relationship	2024	2025	2025
		HKD	HKD	US$
Other receivables from NCH	Common controlled by Ms. Siu	—	1,443,971	185,522
Due to NCH	Common controlled by Ms. Siu	(638,243)	(480,183)	(61,695)

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amounts due to NCH were non-trade nature, representing fund advances to NCH for its operation.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company also had the following transactions with related parties:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Agency income received by Neo-Concept UK from NCH	2,662,034	1,170,664	1,475,466	189,568
Purchase of apparel products from NCH	34,213,521	7,915,189	34,846,523	4,477,089
Purchase of intangible assets from NCH	—	15,023,180	—	—
Operating lease expense paid to NCH	720,000	720,000	720,000	92,506

14. DISSAGREGGATED REVENUE

The following table shows disaggregated revenue by major product categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Private-labelled apparel products	156,316,352	196,736,307	66,685,405	8,567,755
Own-branded apparel products	17,886,275	38,931,427	70,561,936	9,065,812
Total	174,202,627	235,667,734	137,247,341	17,633,567

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. DISSAGREGGATED REVENUE (cont.)

The following table shows disaggregated cost of revenues by major product categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Private-labelled apparel products	134,239,759	178,307,992	59,768,785	7,679,106
Own-branded apparel products	4,914,557	7,915,189	26,792,907	3,442,358
Total	139,154,316	186,223,181	86,561,692	11,121,464

The following table sets forth a breakdown of the gross profit and gross profit margin for years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31, 2025
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	66,685,405	59,768,785	6,916,620	10.4%
Own-branded apparel products	70,561,936	26,792,907	43,769,029	62.0%
Total	137,247,341	86,561,692	50,685,649	37.0%

	For the year ended December 31, 2024
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	196,736,307	178,307,992	18,428,315	9.4%
Own-branded apparel products	38,931,427	7,915,189	31,016,238	79.7%
Total	235,667,734	186,223,181	49,444,553	21.0%

	For the year ended December 31, 2023
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HKD	HKD	HKD	%
Private-labelled apparel products	156,316,352	134,239,759	22,076,593	14.1%
Own-branded apparel products	17,886,275	4,914,557	12,971,718	72.5%
Total	174,202,627	139,154,316	35,048,311	20.1%

In the following table, revenue is disaggregated by the geographical locations of customers:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Geographical locations:
The United States and Canada	132,124,783	171,354,373	45,875,807	5,894,133
The UK	17,898,073	39,906,752	70,561,936	9,065,812
Others	24,179,771	24,406,609	20,809,598	2,673,622
Total	174,202,627	235,667,734	137,247,341	17,633,567

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. OTHER INCOME

Other income consists of the followings:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Agency income	2,662,034	1,170,664	1,475,466	189,568
Others	326	134,230	42,447	5,454
Total	2,662,360	1,304,894	1,517,913	195,022

Agency income refers to other income from NCH, which was a discretionary payment made to Neo-Concept UK for promoting NCH’s products in UK upon a pre-determined yearly sale target was achieved. There are no enforceable rights and obligations, and the amount is recorded at a point in time.

16. TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

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

With effect from 1 April 2024, the current main rate of corporation tax in the UK is 25%.

Significant components of the provision for income taxes are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Current:
Hong Kong	928,973	348,835	—	—
The UK	388,288	—	310,430	39,883

Deferred:
Hong Kong	7,876	(206,806)	134,213	17,244
The UK	—	943,880	1,001,988	128,736
Total provision for income taxes	1,325,137	1,085,909	1,446,631	185,863

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. TAXES (cont.)

The following table reconciles Hong Kong statutory rates to the effective tax rate:

	For the years ended December 31,
	2023		2024		2025
	HKD		HKD		HKD	US$
Income before tax	5,739,870		9,149,240		1,778,310	228,478
Income tax rate in the Cayman Islands, permanent tax holiday	—	—	—	—	—	—	—
Hong Kong statutory income tax rate	947,079	16.5%	1,509,625	16.5%	293,421	37,699	16.5%
Effect of different tax rates	120,537	2.1%	1,383,890	15.1%	699,819	89,912	39.4%
Income not taxable (a)	—	—	(4,219)	—	(367,658)	(47,237)	(20.7)%
Expense not deductible	401,791	7.0%	164,216	1.8%	18,259	2,346	1.0%
Temporary not recognized	22,959	0.4%	52,472	0.6%	1,921,169	246,832	108.0%
Utilization of tax loss	—	—	(1,849,075)	(20.2)%	(1,621,122)	(208,282)	(91.2)%
Under provision of tax in prior years	—	—	—	—	502,743	64,593	28.3%
Tax concession	(167,229)	(2.9)%	(171,000)	(1.9)%	—	—	—
Effective tax rate	1,325,137	23.1%	1,085,909	11.9%	1,446,631	185,863	81.3%

(a)	The amount for the year ended December 31, 2025 is fully represented to reversal of expected credit losses of HKD2,228,229.

Deferred tax assets (liabilities)

Deferred tax assets (liabilities) as of December 31, 2024 and 2025 consisted of the following:

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Deferred tax assets:
Tax loss	2,456,246	1,173,027	150,711
Allowance for expected credit losses	440,251	72,592	9,327
Total deferred tax assets	2,896,497	1,245,619	160,038
Valuation allowance	(2,689,691)	(1,173,027)	(150,711)
Deferred tax assets, net of valuation allowance	206,806	72,592	9,327

Deferred tax liabilities:
Depreciation	(920,142)	(2,014,423)	(258,813)
Total deferred tax liabilities	(920,142)	(2,014,423)	(258,813)

As of December 31, 2024 and 2025, the Group had tax loss amounting to HKD9,824,984 and nil, respectively carry forwards. For financial reporting purposes, the amount of the net deferred tax assets has been partially offset by a valuation allowance due to uncertainty regarding the realization of the assets. The management evaluated position taken by the company will “more likely than not” be sustained upon examination by the appropriate tax authority. The Company believes that its income tax filing positions and deductions would be sustained and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain tax positions have been recorded.

17. riskS AND UNCERTAINTIES

Credit risk

The assets that potentially subject to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivables and other receivables.

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Neo-Concept HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately US$102,784) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of HKD48,853 (approximately US$6,277) was maintained at financial institutions in Hong Kong and approximately HKD48,853 (approximately US$6,277) was insured by the Hong Kong Deposit Protection Board.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. riskS AND UNCERTAINTIES (cont.)

The Company believes that there is no significant credit risk associated with cash in the UK, which were held by reputable financial institutions in the jurisdiction where Neo-Concept UK is located. The Financial Services Compensation Scheme pays compensation up to a limit of GBP 120,000 (approximately US$164,280) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of HKD2,275,065 (approximately US$292,301) was maintained at financial institutions in the UK and approximately HKD2,275,065 (approximately US$292,301) was insured by the Financial Services Compensation Scheme.

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The accounts receivable is short term by nature and the associated risk is minimal. The Company conducts credit evaluations on the clients and generally do not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

The Company is also exposed to risk from account receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

Information as to the revenue derived from those customers that accounted for more than 10% of total revenue for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Percentage of total revenue
Customer A	71.3%	41.0%	*
Customer B	*	13.4%	*
Customer C	*	*	13.1%
Customer E	*	*	10.3%

*	Customer B accounted for less than 10% of total revenue for the years ended December 31, 2023 and 2025. Customer C and E accounted for less than 10% of total revenue for the years ended December 31, 2023 and 2024. Customer A accounted for less than 10% of total revenue for the year ended December 31, 2025.

Information as to the revenue derived from those customers that accounted for more than 10% of total accounts receivable for the years ended December 31, 2024 and 2025 are as follows:

	2024	2025
Percentage of total accounts receivables
Customer A	24.7%	21.2%
Customer B	30.1%	64.2%
Customer C	15.8%	—
Customer D	12.4%	—

Vendor concentration risk

Information as to the revenue derived from those vendors that accounted for more than 10% of total purchases for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Percentage of total purchase
Vendor A	69.3%	60.9%	85.7%
Vendor B	24.6%	37.6%	14.3%

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RISKS AND UNCERTAINTIES (cont.)

No accounts payables as of December 31, 2024 and 2025.

The Company focus on diversification of suppliers so as to minimize the vendor concentration risk.

Interest rate risk

The exposure on fair value interest rate risk mainly arises from the fixed deposits with bank. The Company also has exposure on cash flow interest rate risk which is mainly arising from the deposits with banks and bank borrowings.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Company, such as cash deposits and bank borrowings, at the end of the reporting period, the Company is not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, the exposure to foreign exchange fluctuations is minimal.

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

18. Shareholders’ equity

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

On July 14, 2023, The Company effected a share split at a ratio of 1-to-1.6. As a result of the share split, the Company now has 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding as of the date hereof.

On April 22, 2024, the Company announced the closing of its IPO of 2,320,000 ordinary shares, US$0.0000625 par value per share at an offering price of US$4.00 per share for a total of US$9,280,000 in gross proceeds. The Company raised total net proceeds of HKD50,995,776 (US$6,565,106), which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on April 23, 2024 under the Symbol “NCI”.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Shareholders’ equity (cont.)

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

On May 9, 2025, the Company held the Company’s Extraordinary General Meeting and approved every five issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0003125 each (the “Share Consolidation”) so that the authorized share capital of the Company shall be changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of 780,000,000 class A ordinary shares of par value US$0.0000625 each and 20,000,000 class B ordinary shares of par value US$0.0000625 each to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of 156,000,000 class A ordinary shares of par value US$0.0003125 each and 4,000,000 class B ordinary shares of par value US$0.0003125 each. As resolved by the board of directors of the Company, the Share Consolidation became effective on June 16, 2025.

On February 9, 2026, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 14,850,000 Class A Ordinary Shares of par value $0.0003125 per share (the “Class A Ordinary Shares”) at the price of $0.5454 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on February 11, 2026.

19. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any unresolved matters, individually and in aggregate, are reasonably possible to have a material adverse effect on the financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the view of these matters may change in the future. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liabilities on a regular basis.

20. SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2025, up through April 30, 2026, which is the date of these consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

On February 9, 2026, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 14,850,000 Class A Ordinary Shares of par value $0.0003125 per share (the “Class A Ordinary Shares”) at the price of $0.5454 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering was closed on February 11, 2026.

In March 2026, an escalation of military conflict in the Middle East, involving Iran, the United States, and Israel, led to severe disruptions in maritime shipping across the Persian Gulf and the effective closure of the Strait of Hormuz. These geopolitical developments have triggered a sharp increase in global energy prices and raised significant market concerns regarding prolonged constraints on the supply of crude oil, petroleum products, and liquefied natural gas. The ultimate impact of these events on the Company’s business, financial condition, results of operations, and cash flows will depend on future developments, which remain highly uncertain and unpredictable. Consequently, the Company cannot reasonably estimate the financial impact of this subsequent event at this time.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Neo-Concept International Group Holdings Limited.

Condensed balance sheets

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Current assets
Amount due from subsidiaries	35,644,714	34,168,088	4,389,924
Cash and cash equivalents	15,851	—	—
	35,660,565	34,168,088	4,389,924
Non-current assets
Intangible assets	13,541,442	11,044,438	1,418,992
Interests in a subsidiary	780	780	100
	13,542,222	11,045,218	1,419,092

Total assets	49,202,787	45,213,306	5,809,016

Liabilities and shareholders’ equity
Current liabilities
Accrual	1,087,478	1,089,662	140,000
Total liabilities	1,087,478	1,089,662	140,000

Shareholders’ equity
Class A Ordinary shares US$0.0003125 par value, 156,000,000 Class A shares authorized, and 3,464,018 shares issued and outstanding as of December 31, 2024 and 2025*	8,443	8,443	1,085
Class B Ordinary shares, US$0.0003125 par value, 4,000,000 shares authorized, and 600,000 shares issued and outstanding as of December 31, 2024 and 2025*	1,463	1,463	188
Additional paid-up capital	50,994,645	50,994,645	6,551,803
Accumulated losses	(2,889,242)	(6,880,907)	(884,060)
Total shareholders’ equity	48,115,309	44,123,644	5,669,016
Total liabilities and shareholders’ equity	49,202,787	45,213,306	5,809,016

*	Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

Condensed statements of loss

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Operating expenses
Amortization	—	1,481,738	2,497,003	320,815
Professional fee	—	1,087,478	1,479,662	190,108
Other general and administrative expenses	77,088	170,939	15,000	1,927
Total operating expenses	77,088	2,740,155	3,991,665	512,850
Loss before income taxes	(77,088)	(2,740,155)	(3,991,665)	(512,850)
Income taxes	—	—	—	—
Net loss	(77,088)	(2,740,155)	(3,991,665)	(512,850)

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net loss	(77,088)	(2,740,155)	(3,991,665)	(512,850)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of intangible assets	—	1,481,738	2,497,003	320,815
Changes in operating liability
Accrual	—	1,087,478	2,184	281
Cash used in operating activities	(77,088)	(170,939)	(1,492,478)	(191,754)

Cash flows from investing activities
Purchase of intangible assets	—	(15,023,180)	—	—
Cash (used in) generated from investing activities	—	(15,023,180)	—	—

Cash flows from financing activities
Proceeds from initial public offerings	—	65,641,784	—	—
Advanced from the shareholder	—	8,775	—	—
Repayment from subsidiaries	—	—	1,476,627	189,717
Advance to subsidiaries	—	(50,440,589)	—	—
Amount due to a related party	77,088	—	—	—
Cash generated from financing activities	77,088	15,209,970	1,476,627	189,717
Net increase (decrease) in cash and cash equivalents	—	15,851	(15,851)	(2,037)
Cash and cash equivalents at the beginning of the year	—	—	15,851	2,037
Cash and cash equivalents at the end of the year	—	15,851	—	—

(i)	Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 29, 2021 and as a holding company.

Neo-Concept Apparel Group Limited (“NCA”), a British Virgin Island business company limited by shares, is the immediate holding company of Neo-Concept International Company Limited, which, in turn, holds the entire equity interests in Neo-Concept International Company Limited, a company incorporated in Hong Kong with limited liability, and Neo-Concept (UK) Limited, a company incorporated in the UK with limited liability.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. PARENT ONLY FINANCIAL INFORMATION (cont.)

In the condensed parent-company-only financial statements, the Company’s investment in NCA is stated at cost.

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

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The abilities of the Company’s subsidiaries in Hong Kong and the United Kingdom to pay dividends are not restricted. In this connection, the restricted net assets of the subsidiaries of the Company does not exceed 25% of the consolidated net assets of the Company and accordingly the above condensed parent company only financial information of Neo-Concept International Group Holdings Limited is presented for the supplementary reference.

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.